Exhibit 96.3

Goldfields.com

Technical Report Summary of
Mineral reserves and mineral resources 31 December 2024
for
Gold Fields Limited – St Ives Gold Mine – Australia

The effective date of this report is 27 March 2025

1Executive summary
This Technical Report Summary (TRS) is prepared for Gold Fields Limited (Gold Fields or the Company or the Registrant), a production stage issuer. It highlights significant information focusing on property ownership, exploration strategy, mineral resources and mineral reserves 31 December 2024, and key economic metrics. The report complies with the Securities and Exchange Commission (SEC) disclosure requirements under Subpart 229.1300 and 229.601 of Regulation S-K - Disclosure by Registrants Engaged in Mining Operations.
The effective date of this TRS is 27 March 2025. Unless otherwise specified, all currency is in United States dollars ($), and measurements are metric, except for troy ounces (oz).
St Ives Gold Mine (St Ives or the Property) is a production stage property in Australia.
1.1Property description and ownership
St Ives is located approximately 80 km south-southeast of the regional city of Kalgoorlie-Boulder and approximately 635 km east of the capital city of Perth in Western Australia (Figure 1.1.1).
Figure 1.1.1: Location of St Ives in Western Australia

St Ives Gold Mine
LEGEND
St Ives Tenements
Administration Offices
Major Infrastructure
Mines / Deposits
Towns
Roads
350,000E
6,550,000N
6,500,000N
400,000E
Airport
Kambalda
Kambalda West
Gatehouse
Pistol Club
Santa Ana Complex
Swiftsure
Invincible
Neptune
Invincible South
Leviathan in-pit TSF
Lefroy Mill and Administration
Hamlet North
Widgiemooltha
N
W
E
S
Datum : GDA94 MGA Zone 51
0 Kilometres 20
0 Miles 15
Indian Ocean
Broome
Port Hedland
Western Australia
Carnarvon
Leinster
Geraldton
Kalgoorlie-Boulder
St Ives
Perth
Esperance
Southern Ocean
0 Kilometres 500
0 Miles 400

AU-SIG-P00086AD-J00071

Source: St Ives CPR, 2024

St Ives Gold Mining Company Pty Ltd (SIGMC), a wholly owned subsidiary of Gold Fields has 100 % ownership of 262 granted Mining Leases, 22 granted Exploration Licences and 1 Prospecting Licence covering an area of 101,325 ha, and 29 Miscellaneous Licenses covering an area of 21,018 ha. SIGMC holds an interest in 54 non-managed leases totalling 13,224 ha and 10 joint venture tenements with Lefroy Exploration totalling 25,423 ha in which St Ives currently has an interest. The total landholding is 160,990 ha.
The major components of the St Ives gold mining and processing operation are:
•The operating Invincible and Hamlet underground mines accessed by declines.
•The operating Invincible Footwall South and Swiftsure open pit mines.
•The stockpiles are processed as required.
•A 4.7 Mt/pa carbon-in-pulp (CIP) process plant with SAG mill.
•Tailings storage facilities (TSF).
•Administration centres.
Ore is trucked to the central processing facility via a network of haul roads and causeways.
1.2Geology and mineralisation
The St Ives property lies within the Kalgoorlie Terrane, part of the Norseman-Wiluna Greenstone Belt of the Archean Yilgarn Craton, a 2.7 Ga granite-greenstone superterrane in southern Western Australia. Within the Kalgoorlie Terrance, the Kambalda Domain is bound by the north-northwest trending Boulder-Lefroy Fault (Boorara Domain) and Zuleika Shear (Coolgardie Domain). The geology of the St Ives area is broadly divided into three main sequences:
•Late Meroguil Sequence - Late stage epiclastic sedimentary rocks.
•Middle Kalgoorlie Sequence - Felsic to intermediate volcano-sedimentary rocks.
•Early Kambalda Sequence – Ultramafic/mafic rock package.
Most of the known gold deposits are proximal to the axial plane of the gently south-plunging Kambalda Anticline, which extends 35 km from the southern end of the Kambalda Dome to the Junction mine.
A major second-order, NNW-trending, structure known as the Playa Shear splays off the Boulder-Lefroy Fault and strikes through the St Ives property for more than 10 km. Most of the gold orebodies at St Ives are associated with third-order splays off the Playa Shear. Mineralisation typically occurs where these structures intersect favourable rock units with chemical or rheological contrasts combining with structural flexures to control gold mineralisation. The most common host rock is granophyric dolerite of the Kambalda sequence (Defiance, Junction and Condenser Dolerite) and the Kapai Slate; however, significant mineralisation occurs in other rock types.
At least 80 individual deposits have been mined in the St Ives area to date. The current major production centres at St Ives are the Invincible complex, the Hamlet complex and the future Santa Ana complex.
Invincible is hosted in northwest trending, steeply southwest dipping Archean volcaniclastic sediments of the Black Flag Mudstone and the Black Flag Andesite of the Kalgoorlie Sequence. Gold mineralisation occurs as stacked sub-vertical quartz breccia lodes mainly within the Black Flag Mudstone, and extensional quartz vein stockworks in the footwall of the Black Flag Andesite. Quartz veining, combined with albite-pyrite alteration, is directly related to high-grade mineralisation. Two prominent shear zones are associated with the Invincible deposit, the Merougil shear and the Morgan Island shear.
The Hamlet deposit is hosted within the Paringa Basalt and occurs in a north-trending reverse shear zone. The gold mineralisation is associated with a biotite alteration halo hosting quartz-albite and quartz-carbonate veins. The high-grade portion comprises breccia zones and vein or stockwork vein arrays while the Hamlet North deposit is hosted in the Defiance Dolerite Unit 4 where the Hamlet shear intercepts this unit at high angles.

The Santa Ana complex lies on the western limb of the Kambalda Antiform within the Paringa Basalt with a prominent Trondhjemite intrusion and a suite of felsic and lamprophyric sills, dykes and plugs intruding the basalt. The gold mineralisation at Santa Ana is associated with the Santa Ana shear itself and varies from weakly foliated to strongly mylonitised with abundant fine quartz-carbonate veining, with biotite, albite-carbonate-quartz, and lesser chlorite alteration commonly with abundant pyrite.
1.3Exploration, development and operations
The St Ives operation currently comprises the Invincible and Hamlet North underground mines and numerous small satellite Open Pits with associated infrastructure and facilities that operate year-round.
The underground mines are accessed via declines. Mining contractors employ mostly long-hole stoping methods with paste/rock fill. The underground mines are relatively shallow and configured to mitigate geotechnical seismic risk through mine design, scheduling and defined ground support regimes.
The open pits are mined using conventional drill and blast with truck and shovel. Surface mining operations are conducted using an owner-operator and mining contractors mining fleet.
Ore from individual mining operations is transported with road trains to the central Lefroy processing facility.
The recent production performance of St Ives is summarised in Table 12.2.1.
There is a strong history of replacing and extending mineral resources and mineral reserves through down dip extensional drilling and exploration for additional proximal deposits at St Ives. Annual exploration programs are however limited in their ability to define mineralisation ahead of current workings because they rely increasingly on underground development to provide drill platforms as operations transition to a predominantly underground operation. Nevertheless, there remains a high probability that exploration will be able to sustain reserve growth beyond the current life of mine. Emphasis is currently on the continued expansion of the Invincible underground operations. At Hamlet North, focus is on defining additional mining fronts around the Hamlet-Athena mine complex. Open pit production recommenced at Swiftsure Open Pit while mining of the Invincible Footwall South Open Pit commenced in 2024. This Open Pit will be used as an alternative access location for the Invincible South Mine to improve ventilation and haulage efficiencies.
Feasibility studies planned for 2025 include the Santa Ana Open Pit mine complex and the Invincible Transformation Study, which will include Materials Handling and other required infrastructure to optimise production from the underground mine.
Exploration drilling at Invincible is focused on the conversion of underground resources at Invincible South Footwall. Growth in underground mineral reserves at Invincible is targeted by surface drilling at Invincible South and assessing strike extensions from underground drilling at Invincible South and the Link area between the Invincible UG and Invincible Deeps mining areas. Additional and extensional drilling is underway at the Santa Ana complex, focused on targeting and upgrading the Santa Ana mineral resource as well as the Trinidad mineral reserve. Further mining studies are planned on this in 2025.
Exploration was advanced in the Central Corridor, Kambalda West, Junction and Square Dam areas using reverse circulation (RC) and diamond drilling. Aircore drilling has been undertaken in the Heron area at the southern end of the tenement package during 2024.
1.4Mineral resource estimates
The mineral resources exclusive of mineral reserves are summarized in Table 1.4.1.
Open pit mineral resources are confined to pit shells that are defined by the resource metal prices, costs and relevant modifying factors used for the estimates. The point of reference for the mineral resource is in-situ. The pit shells consider selective mining units and include estimates of any material below cut-off grade (dilution or waste) that needs to be mined to extract the pay portion of the mineral resource.

Underground mineral resources are typically confined using mineable shape optimizer (MSOs) software, to generate optimized/conceptual stope shapes, including minimum mining widths and mining cut-off grades. Some below cut-off material (dilution or waste) may be included in the MSO process, but the average grade of the MSOs will be above cut-off grade.
The mineral resources at St Ives are 100 % attributable to Gold Fields.
Table 1.4.1: St Ives - summary of gold mineral resources at the end of the fiscal year ended 31 December 2024 based on a gold price of $1,725/oz.

	Mineral resources (exclusive of Mineral reserves)			Cut-off grades/ (g/t gold)	Metallurgical recovery/ (%)
	Amount/ (kt)	Grades/ (g/t gold)	Amount/ (koz gold)
Underground Mineral resources
UG measured Mineral resources	50	4.7	8	4.2	95.0
UG indicated Mineral resources	3,755	3.1	369	2.4 – 4.2	92.0 – 95.7
UG measured + indicated Mineral resources	3,806	3.1	377	2.4 – 4.2	92.0 – 95.7
UG inferred Mineral resources	7,963	5.6	1,426	2.4 – 4.4	93.0 – 96.0
Open Pit Mineral resources
OP measured Mineral resources	789	2.4	62	0.66 – 1.12	88.8 – 95.0
OP indicated Mineral resources	7,358	2.5	594	0.66 – 0.98	88.8 – 96.0
OP measured + indicated Mineral resources	8,148	2.5	656	0.66 – 1.12	88.8 – 96.0
OP inferred Mineral resources	3,872	2.2	278	0.66 – 1.09	88.8 – 96.0
Stockpile Mineral resources
SP measured Mineral resources	-	-	-
SP indicated Mineral resources	-	-	-
SP measured + indicated Mineral resources	-	-	-
SP inferred Mineral resources	-	-	-
Total St Ives Mineral resources
Total measured Mineral resources	840	2.6	69	0.66 – 4.2	88.8 – 95.0
Total indicated Mineral resources	11,114	2.7	964	0.66 – 4.2	88.8 – 96.0
Total measured + indicated Mineral resources	11,953	2.7	1,033	0.66 – 4.2	88.8 – 96.0
Total inferred Mineral resources	11,835	4.5	1,703	0.66 – 4.4	88.8 – 96.0
Source: St Ives CPR, 2024

1.5 Mineral reserve estimates
The St Ives mineral reserves as of 31 December 2024 are summarised in Table 0.1. The mineral reserves are 100 % attributable to Gold Fields and are net of production depletion up to 31 December 2024. The point of reference for the mineral reserves is ore delivered to the processing facility on the ROM.
Table 0.1: St Ives - summary of gold mineral reserves at the end of the fiscal year ended 31 December 2024 based on a gold price of $1,500/oz

	Mineral reserves			Grades/ (g/t gold)	Processing Recovery (%)
	Amount/ (kt)	Grades/ (g/t gold)	Amount/ (koz gold)
Underground Mineral reserves
UG proven Mineral reserves	1,724	4.5	249	2.3 – 3.6	93.4 – 96.0

UG probable Mineral reserves	20,238	4.2	2,707	2.6 – 3.6	93.2 – 96.0
UG total Mineral reserves	21,962	4.2	2,957	2.3 – 3.6	93.2 – 96.0
Open Pit Mineral reserves
OP proven Mineral reserves	1,493	1.9	89	0.35	92.5 – 93.9
OP probable Mineral reserves	2,990	2.1	205	0.35 – 0.40	91.8 – 96.0
OP total Mineral reserves	4,483	2	295	0.35 – 0.40	91.8 – 96.0
Stockpile Mineral reserves
SP proven Mineral reserves	2,519	1.2	95	0.45	87.7
SP probable Mineral reserves	-	-	-
SP total Mineral reserves	2,519	1.2	95	0.45	87.7
Total Mineral reserves
Total proven Mineral reserves	5,736	2.4	434	0.35 – 3.6	87.7 – 96.0
Total probable Mineral reserves	23,228	3.9	2,913	0.35 – 3.6	91.8 – 96.0
Total St Ives Mineral reserves	28,964	3.6	3,347	0.35 – 3.6	87.7 – 96.0
Source: St Ives CPR, 2024

1.6Capital and operating cost estimates
1.6.1Capital
The capital costs for the mineral reserve LOM plan are based on detailed requirements for the next two years and are based on pre-feasibility or better estimates for infrastructure and development requirements for individual projects. The forecast capital costs are summarised in Table 1.5.1.
Table 1.5.1: Capital costs (US$ million)

Capital cost	Units	2025	2026	2027	2028	2029	2030	2031	2032	2033
Capital	$ million	271	201	109	71	70	17	12	9	3
Note:
a)The detailed capital cost schedule is presented in Table 18.1.1.
b)This capital summary estimate is for the mineral reserve LOM schedule.
Source: St Ives CPR, 2024
1.6.2Operating costs
Operating costs are based on general planning assumptions or project-specific planning assumptions where applicable. Forecast operating costs for the mineral reserve LOM plan are summarised in Table 1.5.2.
Table 1.5.2: Operating costs (US$ million)

Operating cost	Units	2025	2026	2027	2028	2029	2030	2031	2032	2033
Operating costs	$ million	357	365	394	369	360	384	378	344	183
Note:
a)The detailed operating cost schedule is presented in Table 18.2.1.
b)Closure costs are not included in the production operating cost estimates above. They are included in cashflow estimates.
c)Third party royalties are not included in operating cost
Source: St Ives CPR, 2024

1.7Permitting
St Ives has security of tenure for all current exploration and mining tenements that contribute to mineral resources and reserves. St Ives operates in compliance with relevant environmental legislation and remains compliant regarding key environmental risks, namely: TSFs, processing of ore, land disturbance, chemical blending and storage, sewage and landfill operations and mine dewatering. All other permitting and licensing requirements to start any future mining operation, including but not limited to, Aboriginal cultural heritage, local disturbance, clearing, environmental, power and water extraction/disposal permitting, follow well established authorisation protocols with the relevant state authorities.
Current permitting consists of:
•Department of Water and Environmental Regulation:
oMinisterial Statement 1128 provides approval for land access and disturbance over a defined part of the St Ives operation.
oEnvironmental Licence L8485 provides authorisation of defined polluting activities.
oGround water licence 171060 provides for abstraction of raw water from our production bore field.
oGround water licences 62505 and 205729 provide for dewatering of mining areas.
•Department of Mines, Industry Regulation and Safety:
oOne Mining Proposal RegID 81919 provides for approval for mining related activities, other than exploration, within active and historic mining areas within the operating area.
oMine Closure Plan RegID 118580 provides for progressive and end of mine closure and rehabilitation.
oA range of Programs of Works (PoW) provide approval for exploration activities across all SIGM tenements.
oA range of Native Vegetation Clearing Permits (NVCP) - CPS 1343 and CPS 4696 for clearing not otherwise addressed by other approvals.
•Department of Planning, Lands and Heritage:
oAboriginal heritage surveys are conducted on an ongoing basis across much of the site.
Currently, there are no legal or stakeholder issues that are likely to impact the mining operations.
The overall closure liability for St Ives reserves is currently estimated at $119 million. Closure is discussed in Section 17.5.
1.8Conclusions and recommendations
The St Ives mineral reserves currently support a nine-year LOM plan that values the operation at $221 million NPV at the mineral reserve gold price of $1,500/oz. St Ives continues to discover and replace mineral reserves that contribute to sustained growth and extending the LOM profile. Ongoing investment in exploration and infrastructure is justified by the positive economic analysis.
It is recommended that further exploration is carried out at the following areas which have a good probability of extending mine life:
•Greater Invincible down dip, along strike and in the footwall.
•Central Corridor of the St Ives tenement package targeting new underground resources.
•Extension of existing Open Pit resources and conversion into reserves through mining studies, in particular the Greater Santa Ana complex.
•Early-stage exploration at the Eastern Basins and Southern tenements searching for new Open Pit and Underground discoveries.
Gold Fields’ commitment to materiality, transparency and competency in its mineral resources and mineral reserves disclosure to regulators and in the public domain is of paramount importance to the Qualified person and the

Registrants Executive Committee and Board of Directors continue to endorse the company’s internal and external review and audit assurance protocols. This Technical Report Summary should be read in totality to gain a full understanding of St Ives’s mineral resource and mineral reserve estimation and reporting process, including data integrity, estimation methodologies, modifying factors, mining and processing capacity and capability, confidence in the estimates, economic analysis, risk and uncertainty and overall projected property value.
However, to ensure consolidated coverage of the company’s primary internal controls in generating mineral resource and mineral reserve estimates, a key point summary is provided in section 21 for reference.
2Introduction
2.1Registrant for whom the technical report summary was prepared
This technical report summary was prepared for Gold Fields Limited (Gold Fields or the Company or the Registrant), a production stage issuer.
2.2Terms of reference and purpose of the technical report summary
The purpose of this technical report summary is to support the disclosure of exploration results, mineral resources and mineral reserves for the St Ives Gold Mine (St Ives or the Property) 31 December 2024, a production stage property located in Western Australia, in accordance with the Securities and Exchange Commission (SEC) property disclosure requirements for mining Registrants as specified in Subpart 229.1300 of Regulation S-K – Disclosure by Registrants Engaged in Mining Operations.
The effective date of this technical report summary is 27 March 2025.
The mineral resources and mineral reserves disclosed in this technical report summary were disclosed in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC Code 2016). SAMREC is based on the Committee for Mineral Reserves International Reporting Standards (CRIRSCO) Reporting Template 2019.
2.3Sources of Information
This technical report summary is principally based on information disclosed in the “Competent Person’s Report on the Material Assets of St Ives Gold Mine as of 31 December 2024” prepared by St Ives management on behalf of the Company. The Competent Person’s Report (CPR) was supplemented by technical reports and studies prepared by the Company and third-party specialists engaged by the Company as cited throughout this technical report summary and listed in Section 24.
Reliance was also placed on certain economic, marketing and legal information beyond the expertise of the Qualified persons used in the determination of modifying factors. This information provided by the Company is cited throughout this technical report summary and listed in Section 25.
All units of currency are in United States dollars ($) unless otherwise indicated. All measurements are metric with the exception of troy ounces (oz).

2.4Qualified persons and details of inspection
The Qualified persons responsible for the preparation of this technical report summary are listed in Table 2.4.1. All the Qualified persons are eligible members in good standing of a recognised professional organisation (RPO) within the mining industry and have at least five years of relevant experience in the type of mineralisation and type of deposit under consideration and in the specific type of activity that the Qualified person is undertaking on behalf of the Company at the time this technical report summary was prepared.

The Qualified persons were appointed by Gold Fields. The RPO affiliation in good standing was also reviewed by Gold Fields.
Table 2.4.1: List of Qualified persons

Incumbent	Employer	Position	Affiliation in good standing	Relevant experience (years)	Details of inspection	Responsibility for which section
Alex Trueman	Gold Fields	VP: Geology, Group Qualified Person Mineral resources Group Technical	MAusIMM (CP Geo) 110730 P.Geo. EGBC 149753	32
Last attended the property from 22 to 25 July 2024 and inspected underground and open pit mining including geological activities and drilling, surface exploration drilling, and core farm logging and sampling activities.
						Alex Trueman has been supervising the preparation of this technical report summary. This Technical Report Summary has been reviewed by Alex Trueman. Section 1-26
Jason Sander	Gold Fields	VP: Long Term Planning Group Technical	FAusIMM 111818	29		Long Term Planning - Mineral reserves. Section 1-5, 10 & 12-26
Daniel Hillier	Gold Fields	VP: Metallurgy & Processing Group Technical	FAusIMM CP - 227106	34		Metallurgy & Processing Section 1-4, 10, 14 & 18-26
Johan Boshoff	Gold Fields	VP: Tailings, Hydrology, & Closure Group Technical	FAusIMM - 1007564	29	Has attended site during February 2024. Quarterly inspection with EoR	Tailings, Hydrology, & Closure. Section 1-4, 15.1, 15.3, 15.5, 15.6, 17.3, 17.3.1, 17.3.3, 17.5, table 18 (closure), table 19.1.2 & 21-26
Peter Andrews	Gold Fields	VP: Geotechnical & Backfill Group Technical	MAusIMM CP - 302255	28		Geotechnical & Backfill. Section 1-4, 7.3, 7.4, 13, 15.2, 17.3.2 & 21-26

Notes
a)The Qualified persons were not all able to attend the site in 2024 for mineral reserve and mineral resource reviews, however, the mineral reserve and mineral resource were reviewed according to the section 21 description.

2.5Report version update
This is the second technical report summary filed by Gold Fields on the St Ives property in Western Australia. The first TRS was disclosed for mineral resources and mineral reserves for December 2021.

3Property description
3.1Property location
The St Ives property is approximately 80 km south-southeast of the regional city of Kalgoorlie-Boulder at latitude
31 º 19’ 12.6” S and longitude 121 º 44’ 25.5” E. Kalgoorlie-Boulder is approximately 635 km east of the capital city of Perth in Western Australia (Figure 3.1.1). The nearest population centre is the town of Kambalda, situated 20 km by road, to the immediate north of the Property (Figure 1.1.1). The closest major population centre is the city of Kalgoorlie-Boulder (population 30,000), approximately 70 km by road to the north.
Figure 3.1.1: St Ives operating sites and infrastructure

380,000E
To Kalgoorlie 51km
N
W
E
S
Datum : GDA94 MGA Zone 51
0 Kilometres 5
0 Miles 5
St Ives Village
Kambalda Airport
Kambalda
Kambalda West
Gatehouse
Lake Lefroy
Pistol Club: Stage 3
Pistol Club: Stages 1 & 2
Justice
Santa Ana Complex
Swiftsure
6,540,000N
Invincible
Trinidad
Invincible South
Delta Island South
Neptune
Thunderer
Lefroy Mill
St Ives Gold Mine: Administration
Hamlet North
6,520,000N
Junction
LEGEND
Buildings
UG Mines / Deposits
Main Roads
Roads
Minor Roads
Causeway
Lease Outline
Open Pit - Active
Open Pit - Inactive
Open Pit - Inactive (Backfilled)
Open Pit - Inactive (Partially Backfilled)
Open Pit - Proposed
Stockpiles
Tailings Storage Facility (TSF)
Waste Storage Facility (WSF)
380,000E
AU-SIG-P00022AD-J00019

Source: St Ives CPR, 2024

3.2Ownership and area
St Ives Gold Mining Company Pty Ltd (SIGMC) was incorporated in Australia in 2001 as the legal entity holding and conducting mining activity on the St Ives property. Gold Fields holds 100 % of the issued shares of SIGMC through its 100 % attributable holding in the issued shares of Corporate International Holdings BV.
3.3Property mineral titles, claims, mineral rights, leases and options
The Company via its wholly owned subsidiary SIGMC has 100 % ownership of 262 granted Mining Leases, 22 granted Exploration Licences and 1 Prospecting Licence covering an area of 101,325 ha, and 29 Miscellaneous Licences covering an area of 21,018 ha. All tenements are registered in the name of SIGMC which has security of tenure for all current exploration and mining leases that contribute to the mineral resources and mineral reserves described in this report. SIGMC does not have freehold ownership to any of the mining areas.
St Ives holds an interest in 54 non-managed leases totalling 13,224 ha and 10 joint venture tenements with Lefroy Exploration (ASX: LEX) totalling 25,423 ha in which St Ives is currently holds a 49% interest. On 6 June 2018, St Ives entered into a Farm in Agreement with Hogans Resources Pty Ltd and Lefroy Exploration Ltd (LEX JV) where St Ives may earn up to a 70 % interest in the LEX JV tenements through the funding of exploration. In July, 2023 St Ives reverted back to 49% interest while Lefroy Exploration took over as the operator of the joint venture.
The total landholding is 160,990 ha.
A summary of the tenements is shown in Table 3.3.1 and illustrated in Figure 3.3.1.
Figure 3.3.1: St Ives leasing outline and mining areas

Source: St Ives CPR, 2024

Table 3.3.1: List of St Ives tenements

Number	Grant Date	Expiry Date	Area	Annual Rent	Min annual Expenditure	Reporting Group	Term Granted
Exploration Licence
E15/1347	27-Oct-21	26-Oct-26	3 BL	$600	$13,192	No Group Reporting	5 Years
E15/1385	22-Jan-14	21-Jan-26	1 BL	$309	$13,192	Kambalda West - C115/2013	5 Years (Extended)
E15/1418	17-Dec-15	16-Dec-25	10 BL	$5,171	$46,172	Merougil - C015/2018	5 Years (Extended)
E15/1457	11-Aug-15	10-Aug-25	8 BL	$4,137	$46,172	Kambalda West - C115/2013	5 Years (Extended)
E15/1471	13-Jan-16	12-Jan-26	16 BL	$8,274	$46,172	St Ives - C052/2002	5 Years (Extended)
E15/1516	23-Oct-17	22-Oct-27	6 BL	$3,103	$46,172	Merougil - C015/2018	5 Years (Extended)
E15/1517	21-Sep-17	20-Sep-27	3 BL	$1,551	$32,980	Merougil - C015/2018	5 Years (Extended)
E15/1518	21-Sep-17	20-Sep-27	2 BL	$1,034	$32,980	Merougil - C015/2018	5 Years (Extended)
E15/1519	21-Sep-17	20-Sep-27	2 BL	$1,034	$32,980	Merougil - C015/2018	5 Years (Extended)

E15/1574	11-Oct-17	10-Oct-27	17 BL	$8,791	$46,172	No Group Reporting	5 Years (Extended)
E15/1592	13-Oct-17	12-Oct-27	1 BL	$309	$13,192	Merougil - C015/2018	5 Years (Extended)
E15/1593	13-Oct-17	12-Oct-27	1 BL	$309	$13,192	Merougil - C015/2018	5 Years (Extended)
E15/1594	13-Oct-17	12-Oct-27	2 BL	$1,034	$32,980	Merougil - C015/2018	5 Years (Extended)
E15/1595	13-Oct-17	12-Oct-27	2 BL	$1,034	$32,980	Merougil - C015/2018	5 Years (Extended)
E15/1638	09-Apr-19	08-Apr-29	44 BL	$12,015	$58,045	No Group Reporting	5 Years (Extended)
E15/1685	17-Apr-19	16-Apr-29	3 BL	$819	$19,788	No Group Reporting	5 Years (Extended)
E15/974	28-Jul-09	27-Jul-25	9 BL	$4,654	$46,172	Kambalda West - C115/2013	5 Years (Extended)
E15/975	03-Oct-08	02-Oct-24	21 BL	$10,860	$46,172	Kambalda West - C115/2013	5 Years (Extended)
E15/978	01-Apr-08	31-Mar-26	7 BL	$3,620	$46,172	St Ives - C052/2002	5 Years (Extended)
E15/980	01-Apr-08	31-Mar-26	10 BL	$5,171	$46,172	St Ives - C052/2002	5 Years (Extended)
E26/196	03-Oct-17	02-Oct-27	9 BL	$4,654	$46,172	No Group Reporting	5 Years (Extended)
E26/203	15-Mar-19	14-Mar-29	3 BL	$819	$19,788	No Group Reporting	5 Years (Extended)
General Purpose Lease
G15/22	14-Jun-11	13-Jun-32	89.05500 HA	$1,567		St Ives - C052/2002	21 Years
Mineral Lease
ML15/141	01-Jan-67	31-Dec-29	121.40000 HA	$2,301	$8,047	St Ives - C052/2002
ML15/142	01-Jan-67	31-Dec-29	121.35000 HA	$2,301	$8,047	St Ives - C052/2002
ML15/151	01-Jan-66	31-Dec-28	121.40000 HA	$2,301	$8,047	St Ives - C052/2002
Mining Leases
M15/1065	23-Dec-10	22-Dec-31	9.68800 HA	$189	$6,596	Kambalda West - C115/2013	21 Years
M15/1221	26-Oct-04	25-Oct-25	981.65000 HA	$18,525	$64,773	Kambalda West - C115/2013	21 Years
M15/1222	26-Oct-04	25-Oct-25	869.90000 HA	$16,412	$57,385	Kambalda West - C115/2013	21 Years
M15/1223	26-Oct-04	25-Oct-25	210.40000 HA	$3,980	$13,918	Kambalda West - C115/2013	21 Years
M15/1224	26-Oct-04	25-Oct-25	913.75000 HA	$17,242	$60,287	Kambalda West - C115/2013	21 Years
M15/1226	01-May-01	30-Apr-43	852.85000 HA	$16,091	$56,264	St Ives - C052/2002	21 Years (Renewed)
M15/1227	01-May-01	30-Apr-43	832.65000 HA	$15,714	$54,945	St Ives - C052/2002	21 Years (Renewed)
M15/129	04-Feb-85	03-Feb-27	29.04000 HA	$566	$6,596	St Ives - C052/2002	21 Years (Renewed)
M15/1379	23-Dec-10	22-Dec-31	8.36500 HA	$170	$6,596	Kambalda West - C115/2013	21 Years
M15/1488	24-Dec-04	23-Dec-25	119.75000 HA	$2,264	$7,915	St Ives - C052/2002	21 Years
M15/1489	24-Dec-04	23-Dec-25	121.40000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1490	24-Dec-04	23-Dec-25	119.35000 HA	$2,264	$7,915	St Ives - C052/2002	21 Years
M15/1491	24-Dec-04	23-Dec-25	121.40000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1492	24-Dec-04	23-Dec-25	121.30000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1493	24-Dec-04	23-Dec-25	121.40000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1494	24-Dec-04	23-Dec-25	121.30000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1495	24-Dec-04	23-Dec-25	121.40000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1496	24-Dec-04	23-Dec-25	121.30000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1497	24-Dec-04	23-Dec-25	121.40000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1498	24-Dec-04	23-Dec-25	121.35000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1499	24-Dec-04	23-Dec-25	121.40000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1500	24-Dec-04	23-Dec-25	121.40000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1501	24-Dec-04	23-Dec-25	121.40000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1502	24-Dec-04	23-Dec-25	121.25000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1503	24-Dec-04	23-Dec-25	121.50000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1504	24-Dec-04	23-Dec-25	121.35000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1505	24-Dec-04	23-Dec-25	121.35000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1506	24-Dec-04	23-Dec-25	121.35000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1507	24-Dec-04	23-Dec-25	121.30000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1508	24-Dec-04	23-Dec-25	121.20000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1509	24-Dec-04	23-Dec-25	121.40000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1510	24-Dec-04	23-Dec-25	121.15000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years

M15/1511	24-Dec-04	23-Dec-25	121.45000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1512	24-Dec-04	23-Dec-25	121.35000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1513	24-Dec-04	23-Dec-25	121.20000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1514	24-Dec-04	23-Dec-25	120.95000 HA	$2,283	$7,981	St Ives - C052/2002	21 Years
M15/1515	24-Dec-04	23-Dec-25	121.40000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1516	24-Dec-04	23-Dec-25	121.35000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1517	24-Dec-04	23-Dec-25	121.45000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1518	24-Dec-04	23-Dec-25	121.35000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1519	24-Dec-04	23-Dec-25	121.05000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1520	24-Dec-04	23-Dec-25	121.40000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1521	24-Dec-04	23-Dec-25	121.40000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1522	24-Dec-04	23-Dec-25	121.40000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1523	24-Dec-04	23-Dec-25	121.40000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1524	24-Dec-04	23-Dec-25	121.40000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1525	24-Dec-04	23-Dec-25	121.35000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1526	24-Dec-04	23-Dec-25	121.45000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1527	24-Dec-04	23-Dec-25	121.35000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1528	24-Dec-04	23-Dec-25	121.45000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1529	24-Dec-04	23-Dec-25	121.40000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1530	24-Dec-04	23-Dec-25	121.35000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1531	24-Dec-04	23-Dec-25	121.35000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1532	24-Dec-04	23-Dec-25	121.35000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1533	24-Dec-04	23-Dec-25	95.21500 HA	$1,811	$6,596	St Ives - C052/2002	21 Years
M15/1534	24-Dec-04	23-Dec-25	121.30000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1535	24-Dec-04	23-Dec-25	115.30000 HA	$2,188	$7,651	St Ives - C052/2002	21 Years
M15/1536	24-Dec-04	23-Dec-25	96.69500 HA	$1,830	$6,596	St Ives - C052/2002	21 Years
M15/1537	24-Dec-04	23-Dec-25	77.96000 HA	$1,471	$6,596	St Ives - C052/2002	21 Years
M15/1538	24-Dec-04	23-Dec-25	120.65000 HA	$2,283	$7,981	St Ives - C052/2002	21 Years
M15/1539	24-Dec-04	23-Dec-25	121.30000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1540	24-Dec-04	23-Dec-25	120.60000 HA	$2,283	$7,981	St Ives - C052/2002	21 Years
M15/1541	24-Dec-04	23-Dec-25	121.40000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1542	24-Dec-04	23-Dec-25	121.40000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1543	24-Dec-04	23-Dec-25	121.35000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1544	24-Dec-04	23-Dec-25	121.35000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1545	24-Dec-04	23-Dec-25	121.30000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1547	24-Dec-04	23-Dec-25	121.20000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1552	24-Dec-04	23-Dec-25	121.30000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1554	24-Dec-04	23-Dec-25	120.85000 HA	$2,283	$7,981	St Ives - C052/2002	21 Years
M15/1555	24-Dec-04	23-Dec-25	121.35000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1558	24-Dec-04	23-Dec-25	120.95000 HA	$2,283	$7,981	St Ives - C052/2002	21 Years
M15/1560	24-Dec-04	23-Dec-25	121.20000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1561	24-Dec-04	23-Dec-25	120.75000 HA	$2,283	$7,981	St Ives - C052/2002	21 Years
M15/1562	24-Dec-04	23-Dec-25	121.00000 HA	$2,283	$7,981	St Ives - C052/2002	21 Years
M15/1563	24-Dec-04	23-Dec-25	121.30000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1564	24-Dec-04	23-Dec-25	121.35000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1565	24-Dec-04	23-Dec-25	121.25000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1566	24-Dec-04	23-Dec-25	121.45000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1567	24-Dec-04	23-Dec-25	121.35000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1569	24-Dec-04	23-Dec-25	120.30000 HA	$2,283	$7,981	St Ives - C052/2002	21 Years
M15/1574	24-Dec-04	23-Dec-25	121.30000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1578	24-Dec-04	23-Dec-25	112.95000 HA	$2,132	$7,453	St Ives - C052/2002	21 Years
M15/1579	24-Dec-04	23-Dec-25	112.90000 HA	$2,132	$7,453	St Ives - C052/2002	21 Years
M15/1580	24-Dec-04	23-Dec-25	121.00000 HA	$2,283	$7,981	St Ives - C052/2002	21 Years
M15/1581	24-Dec-04	23-Dec-25	121.05000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1582	24-Dec-04	23-Dec-25	121.40000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1583	24-Dec-04	23-Dec-25	121.40000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1584	24-Dec-04	23-Dec-25	121.40000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1585	24-Dec-04	23-Dec-25	121.40000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1586	24-Dec-04	23-Dec-25	121.35000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1587	24-Dec-04	23-Dec-25	121.40000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1588	24-Dec-04	23-Dec-25	121.40000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years

M15/1589	24-Dec-04	23-Dec-25	121.40000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1591	24-Dec-04	23-Dec-25	121.00000 HA	$2,283	$7,981	St Ives - C052/2002	21 Years
M15/1593	24-Dec-04	23-Dec-25	120.70000 HA	$2,283	$7,981	St Ives - C052/2002	21 Years
M15/1594	24-Dec-04	23-Dec-25	120.60000 HA	$2,283	$7,981	St Ives - C052/2002	21 Years
M15/1595	24-Dec-04	23-Dec-25	120.90000 HA	$2,283	$7,981	St Ives - C052/2002	21 Years
M15/1596	24-Dec-04	23-Dec-25	120.95000 HA	$2,283	$7,981	St Ives - C052/2002	21 Years
M15/1597	24-Dec-04	23-Dec-25	121.35000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1598	24-Dec-04	23-Dec-25	121.40000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1599	24-Dec-04	23-Dec-25	121.40000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1600	24-Dec-04	23-Dec-25	121.40000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1601	24-Dec-04	23-Dec-25	121.40000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1602	24-Dec-04	23-Dec-25	121.40000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1603	24-Dec-04	23-Dec-25	121.40000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1604	24-Dec-04	23-Dec-25	121.40000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1605	24-Dec-04	23-Dec-25	121.35000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1606	24-Dec-04	23-Dec-25	121.40000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1607	24-Dec-04	23-Dec-25	121.35000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1608	24-Dec-04	23-Dec-25	121.35000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1609	24-Dec-04	23-Dec-25	121.35000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1610	24-Dec-04	23-Dec-25	121.30000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1611	24-Dec-04	23-Dec-25	121.35000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1612	24-Dec-04	23-Dec-25	121.40000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1613	24-Dec-04	23-Dec-25	121.35000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1614	24-Dec-04	23-Dec-25	121.30000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1615	24-Dec-04	23-Dec-25	121.25000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1616	24-Dec-04	23-Dec-25	121.35000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1617	24-Dec-04	23-Dec-25	121.40000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1618	24-Dec-04	23-Dec-25	121.25000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1619	24-Dec-04	23-Dec-25	106.05000 HA	$2,019	$7,058	St Ives - C052/2002	21 Years
M15/1620	24-Dec-04	23-Dec-25	106.20000 HA	$2,019	$7,058	St Ives - C052/2002	21 Years
M15/1621	24-Dec-04	23-Dec-25	100.15000 HA	$1,905	$6,662	St Ives - C052/2002	21 Years
M15/1622	24-Dec-04	23-Dec-25	103.15000 HA	$1,962	$6,860	St Ives - C052/2002	21 Years
M15/1623	24-Dec-04	23-Dec-25	118.20000 HA	$2,245	$7,849	St Ives - C052/2002	21 Years
M15/1624	24-Dec-04	23-Dec-25	120.20000 HA	$2,283	$7,981	St Ives - C052/2002	21 Years
M15/1625	24-Dec-04	23-Dec-25	120.15000 HA	$2,283	$7,981	St Ives - C052/2002	21 Years
M15/1626	24-Dec-04	23-Dec-25	120.85000 HA	$2,283	$7,981	St Ives - C052/2002	21 Years
M15/1627	24-Dec-04	23-Dec-25	121.35000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1628	24-Dec-04	23-Dec-25	121.35000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1629	24-Dec-04	23-Dec-25	121.35000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1630	24-Dec-04	23-Dec-25	121.40000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1631	24-Dec-04	23-Dec-25	121.20000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1632	24-Dec-04	23-Dec-25	121.45000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1633	24-Dec-04	23-Dec-25	121.45000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1634	24-Dec-04	23-Dec-25	121.10000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1635	24-Dec-04	23-Dec-25	120.40000 HA	$2,283	$7,981	St Ives - C052/2002	21 Years
M15/1636	24-Dec-04	23-Dec-25	120.05000 HA	$2,283	$7,981	St Ives - C052/2002	21 Years
M15/1637	24-Dec-04	23-Dec-25	120.20000 HA	$2,283	$7,981	St Ives - C052/2002	21 Years
M15/1638	24-Dec-04	23-Dec-25	120.20000 HA	$2,283	$7,981	St Ives - C052/2002	21 Years
M15/1639	24-Dec-04	23-Dec-25	32.42500 HA	$623	$6,596	St Ives - C052/2002	21 Years
M15/1640	24-Dec-04	23-Dec-25	119.65000 HA	$2,264	$7,915	St Ives - C052/2002	21 Years
M15/1641	24-Dec-04	23-Dec-25	120.15000 HA	$2,283	$7,981	St Ives - C052/2002	21 Years
M15/1642	24-Dec-04	23-Dec-25	120.15000 HA	$2,283	$7,981	St Ives - C052/2002	21 Years
M15/1643	24-Dec-04	23-Dec-25	119.90000 HA	$2,264	$7,915	St Ives - C052/2002	21 Years
M15/1644	24-Dec-04	23-Dec-25	119.80000 HA	$2,264	$7,915	St Ives - C052/2002	21 Years
M15/1645	24-Dec-04	23-Dec-25	120.05000 HA	$2,283	$7,981	St Ives - C052/2002	21 Years
M15/1646	24-Dec-04	23-Dec-25	119.95000 HA	$2,264	$7,915	St Ives - C052/2002	21 Years
M15/1647	24-Dec-04	23-Dec-25	120.25000 HA	$2,283	$7,981	St Ives - C052/2002	21 Years
M15/1648	24-Dec-04	23-Dec-25	120.20000 HA	$2,283	$7,981	St Ives - C052/2002	21 Years
M15/1649	24-Dec-04	23-Dec-25	119.75000 HA	$2,264	$7,915	St Ives - C052/2002	21 Years
M15/1650	24-Dec-04	23-Dec-25	120.35000 HA	$2,283	$7,981	St Ives - C052/2002	21 Years
M15/1651	24-Dec-04	23-Dec-25	119.95000 HA	$2,264	$7,915	St Ives - C052/2002	21 Years

M15/1652	24-Dec-04	23-Dec-25	8.25950 HA	$170	$6,596	St Ives - C052/2002	21 Years
M15/1653	24-Dec-04	23-Dec-25	119.70000 HA	$2,264	$7,915	St Ives - C052/2002	21 Years
M15/1654	24-Dec-04	23-Dec-25	71.44500 HA	$1,358	$6,596	St Ives - C052/2002	21 Years
M15/1655	24-Dec-04	23-Dec-25	112.40000 HA	$2,132	$7,453	St Ives - C052/2002	21 Years
M15/1656	24-Dec-04	23-Dec-25	117.45000 HA	$2,226	$7,783	St Ives - C052/2002	21 Years
M15/1657	24-Dec-04	23-Dec-25	65.67500 HA	$1,245	$6,596	St Ives - C052/2002	21 Years
M15/1658	24-Dec-04	23-Dec-25	110.30000 HA	$2,094	$7,322	St Ives - C052/2002	21 Years
M15/1659	24-Dec-04	23-Dec-25	112.15000 HA	$2,132	$7,453	St Ives - C052/2002	21 Years
M15/1660	24-Dec-04	23-Dec-25	112.10000 HA	$2,132	$7,453	St Ives - C052/2002	21 Years
M15/1661	24-Dec-04	23-Dec-25	112.05000 HA	$2,132	$7,453	St Ives - C052/2002	21 Years
M15/1662	24-Dec-04	23-Dec-25	112.00000 HA	$2,113	$7,388	St Ives - C052/2002	21 Years
M15/1663	24-Dec-04	23-Dec-25	111.90000 HA	$2,113	$7,388	St Ives - C052/2002	21 Years
M15/1664	24-Dec-04	23-Dec-25	53.11000 HA	$1,019	$6,596	St Ives - C052/2002	21 Years
M15/1665	24-Dec-04	23-Dec-25	16.00000 HA	$302	$6,596	St Ives - C052/2002	21 Years
M15/1666	24-Dec-04	23-Dec-25	107.80000 HA	$2,037	$7,124	St Ives - C052/2002	21 Years
M15/1667	24-Dec-04	23-Dec-25	107.70000 HA	$2,037	$7,124	St Ives - C052/2002	21 Years
M15/1668	24-Dec-04	23-Dec-25	107.55000 HA	$2,037	$7,124	St Ives - C052/2002	21 Years
M15/1669	24-Dec-04	23-Dec-25	119.90000 HA	$2,264	$7,915	St Ives - C052/2002	21 Years
M15/1670	24-Dec-04	23-Dec-25	67.27000 HA	$1,283	$6,596	St Ives - C052/2002	21 Years
M15/1671	24-Dec-04	23-Dec-25	105.50000 HA	$2,000	$6,992	St Ives - C052/2002	21 Years
M15/1672	24-Dec-04	23-Dec-25	104.65000 HA	$1,981	$6,926	St Ives - C052/2002	21 Years
M15/1673	24-Dec-04	23-Dec-25	104.10000 HA	$1,981	$6,926	St Ives - C052/2002	21 Years
M15/1674	24-Dec-04	23-Dec-25	120.60000 HA	$2,283	$7,981	St Ives - C052/2002	21 Years
M15/1675	24-Dec-04	23-Dec-25	69.34500 HA	$1,321	$6,596	St Ives - C052/2002	21 Years
M15/1676	24-Dec-04	23-Dec-25	75.79000 HA	$1,434	$6,596	St Ives - C052/2002	21 Years
M15/1677	24-Dec-04	23-Dec-25	116.85000 HA	$2,207	$7,717	St Ives - C052/2002	21 Years
M15/1678	24-Dec-04	23-Dec-25	109.95000 HA	$2,075	$7,256	St Ives - C052/2002	21 Years
M15/1679	24-Dec-04	23-Dec-25	120.00000 HA	$2,264	$7,915	St Ives - C052/2002	21 Years
M15/1680	24-Dec-04	23-Dec-25	110.10000 HA	$2,094	$7,322	St Ives - C052/2002	21 Years
M15/1681	24-Dec-04	23-Dec-25	120.00000 HA	$2,264	$7,915	St Ives - C052/2002	21 Years
M15/1682	24-Dec-04	23-Dec-25	110.20000 HA	$2,094	$7,322	St Ives - C052/2002	21 Years
M15/1683	24-Dec-04	23-Dec-25	120.00000 HA	$2,264	$7,915	St Ives - C052/2002	21 Years
M15/1684	24-Dec-04	23-Dec-25	120.00000 HA	$2,264	$7,915	St Ives - C052/2002	21 Years
M15/1685	24-Dec-04	23-Dec-25	110.35000 HA	$2,094	$7,322	St Ives - C052/2002	21 Years
M15/1686	24-Dec-04	23-Dec-25	120.00000 HA	$2,264	$7,915	St Ives - C052/2002	21 Years
M15/1687	24-Dec-04	23-Dec-25	120.00000 HA	$2,264	$7,915	St Ives - C052/2002	21 Years
M15/1688	24-Dec-04	23-Dec-25	110.50000 HA	$2,094	$7,322	St Ives - C052/2002	21 Years
M15/1689	24-Dec-04	23-Dec-25	120.00000 HA	$2,264	$7,915	St Ives - C052/2002	21 Years
M15/1690	24-Dec-04	23-Dec-25	120.00000 HA	$2,264	$7,915	St Ives - C052/2002	21 Years
M15/1691	24-Dec-04	23-Dec-25	108.15000 HA	$2,056	$7,190	St Ives - C052/2002	21 Years
M15/1692	24-Dec-04	23-Dec-25	117.30000 HA	$2,226	$7,783	St Ives - C052/2002	21 Years
M15/1693	24-Dec-04	23-Dec-25	117.30000 HA	$2,226	$7,783	St Ives - C052/2002	21 Years
M15/1694	24-Dec-04	23-Dec-25	110.85000 HA	$2,094	$7,322	St Ives - C052/2002	21 Years
M15/1695	24-Dec-04	23-Dec-25	120.00000 HA	$2,264	$7,915	St Ives - C052/2002	21 Years
M15/1696	24-Dec-04	23-Dec-25	120.00000 HA	$2,264	$7,915	St Ives - C052/2002	21 Years
M15/1697	24-Dec-04	23-Dec-25	119.70000 HA	$2,264	$7,915	St Ives - C052/2002	21 Years
M15/1698	24-Dec-04	23-Dec-25	7.74200 HA	$151	$6,596	St Ives - C052/2002	21 Years
M15/1699	24-Dec-04	23-Dec-25	110.95000 HA	$2,094	$7,322	St Ives - C052/2002	21 Years
M15/1700	24-Dec-04	23-Dec-25	119.45000 HA	$2,264	$7,915	St Ives - C052/2002	21 Years
M15/1701	24-Dec-04	23-Dec-25	120.00000 HA	$2,264	$7,915	St Ives - C052/2002	21 Years
M15/1702	24-Dec-04	23-Dec-25	110.40000 HA	$2,094	$7,322	St Ives - C052/2002	21 Years
M15/1703	24-Dec-04	23-Dec-25	120.00000 HA	$2,264	$7,915	St Ives - C052/2002	21 Years
M15/1704	24-Dec-04	23-Dec-25	119.20000 HA	$2,264	$7,915	St Ives - C052/2002	21 Years
M15/1705	24-Dec-04	23-Dec-25	42.39000 HA	$811	$6,596	St Ives - C052/2002	21 Years
M15/1706	24-Dec-04	23-Dec-25	119.80000 HA	$2,264	$7,915	St Ives - C052/2002	21 Years
M15/1707	24-Dec-04	23-Dec-25	120.10000 HA	$2,283	$7,981	St Ives - C052/2002	21 Years
M15/1708	24-Dec-04	23-Dec-25	121.30000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1709	24-Dec-04	23-Dec-25	121.35000 HA	$2,301	$8,047	St Ives - C052/2002	21 Years
M15/1710	24-Dec-04	23-Dec-25	34.09500 HA	$660	$6,596	St Ives - C052/2002	21 Years
M15/1711	24-Dec-04	23-Dec-25	119.85000 HA	$2,264	$7,915	St Ives - C052/2002	21 Years
M15/1712	24-Dec-04	23-Dec-25	119.90000 HA	$2,264	$7,915	St Ives - C052/2002	21 Years

M15/1713	24-Dec-04	23-Dec-25	120.25000 HA	$2,283	$7,981	St Ives - C052/2002	21 Years
M15/1714	24-Dec-04	23-Dec-25	120.30000 HA	$2,283	$7,981	St Ives - C052/2002	21 Years
M15/1715	24-Dec-04	23-Dec-25	119.85000 HA	$2,264	$7,915	St Ives - C052/2002	21 Years
M15/1716	24-Dec-04	23-Dec-25	120.20000 HA	$2,283	$7,981	St Ives - C052/2002	21 Years
M15/1717	24-Dec-04	23-Dec-25	119.90000 HA	$2,264	$7,915	St Ives - C052/2002	21 Years
M15/1718	24-Dec-04	23-Dec-25	119.95000 HA	$2,264	$7,915	St Ives - C052/2002	21 Years
M15/1802	02-Nov-17	01-Nov-38	223.65000 HA	$4,226	$14,775	St Ives - C052/2002	21 Years
M15/206	10-Oct-86	09-Oct-28	617.55000 HA	$11,658	$40,763	St Ives - C052/2002	21 Years (Renewed)
M15/22	22-Feb-83	21-Feb-25	964.30000 HA	$18,204	$63,651	St Ives - C052/2002	21 Years (Renewed)
M15/230	27-Feb-87	26-Feb-29	118.75000 HA	$2,245	$7,849	St Ives - C052/2002	21 Years (Renewed)
M15/27	20-Apr-83	19-Apr-25	29.35000 HA	$566	$6,596	St Ives - C052/2002	21 Years (Renewed)
M15/28	20-Apr-83	19-Apr-25	88.60000 HA	$1,679	$6,596	St Ives - C052/2002	21 Years (Renewed)
M15/29	20-Apr-83	19-Apr-25	47.10000 HA	$905	$6,596	St Ives - C052/2002	21 Years (Renewed)
M15/300	29-May-92	28-May-34	777.55000 HA	$14,677	$51,317	Kambalda West - C115/2013	21 Years (Renewed)
M15/366	22-Apr-88	21-Apr-30	802.00000 HA	$15,129	52900	St Ives - C052/2002	21 Years (Renewed)
M15/367	22-Apr-88	21-Apr-30	839.65000 HA	$15,846	55406	St Ives - C052/2002	21 Years (Renewed)
M15/390	05-Oct-88	04-Oct-30	122.30000 HA	$2,320	8113	St Ives - C052/2002	21 Years (Renewed)
M15/432	24-Apr-89	23-Apr-31	580.90000 HA	$10,960	38323	St Ives - C052/2002	21 Years (Renewed)
M15/452	15-Aug-89	14-Aug-31	658.15000 HA	$12,432	43468	St Ives - C052/2002	21 Years (Renewed)
M15/453	15-Aug-89	14-Aug-31	865.55000 HA	$16,337	57121	St Ives - C052/2002	21 Years (Renewed)
M15/471	03-Aug-90	02-Aug-32	682.45000 HA	$12,884	45051	St Ives - C052/2002	21 Years (Renewed)
M15/472	03-Aug-90	02-Aug-32	683.45000 HA	$12,903	45117	St Ives - C052/2002	21 Years (Renewed)
M15/474	03-Aug-90	02-Aug-32	959.55000 HA	$18,110	63322	St Ives - C052/2002	21 Years (Renewed)
M15/475	03-Aug-90	02-Aug-32	959.95000 HA	$18,110	63322	St Ives - C052/2002	21 Years (Renewed)
M15/476	03-Aug-90	02-Aug-32	917.65000 HA	$17,318	60551	St Ives - C052/2002	21 Years (Renewed)
M15/493	22-Jan-90	21-Jan-32	832.80000 HA	$15,714	54945	St Ives - C052/2002	21 Years (Renewed)
M15/494	22-Jan-90	21-Jan-32	670.95000 HA	$12,658	44259	St Ives - C052/2002	21 Years (Renewed)
M15/495	22-Jan-90	21-Jan-32	944.75000 HA	$17,827	62332	St Ives - C052/2002	21 Years (Renewed)
M15/537	21-Sep-90	20-Sep-32	964.05000 HA	$18,204	63651	St Ives - C052/2002	21 Years (Renewed)
M15/538	21-Sep-90	20-Sep-32	725.15000 HA	$13,696	47887	St Ives - C052/2002	21 Years (Renewed)
M15/570	14-May-91	13-May-33	187.50000 HA	$3,547	12400	St Ives - C052/2002	21 Years (Renewed)
M15/575	12-Aug-92	11-Aug-34	8.40950 HA	$170	6596	Kambalda West - C115/2013	21 Years (Renewed)
M15/718	19-Sep-94	18-Sep-36	987.80000 HA	$18,638	65168	Kambalda West - C115/2013	21 Years (Renewed)
M15/719	19-Sep-94	18-Sep-36	768.15000 HA	$14,507	50723	Kambalda West - C115/2013	21 Years (Renewed)
M15/720	19-Aug-96	18-Aug-38	951.85000 HA	$17,959	62794	Kambalda West - C115/2013	21 Years (Renewed)
M15/759	03-Mar-95	02-Mar-37	488.50000 HA	$9,225	32254	St Ives - C052/2002	21 Years (Renewed)
M15/842	19-Aug-96	18-Aug-38	983.85000 HA	$18,563	64905	Kambalda West - C115/2013	21 Years (Renewed)

M15/843	19-Aug-96	18-Aug-38	920.25000 HA	$17,374	60749	Kambalda West - C115/2013	21 Years (Renewed)
M15/882	06-Aug-04	05-Aug-25	881.90000 HA	$16,639	58177	St Ives - C052/2002	21 Years
M15/883	06-Aug-04	05-Aug-25	882.40000 HA	$16,657	58243	St Ives - C052/2002	21 Years
M15/884	01-May-98	30-Apr-40	912.15000 HA	$17,223	60221	St Ives - C052/2002	21 Years (Renewed)
M15/925	06-Aug-04	05-Aug-25	616.15000 HA	$11,639	40697	St Ives - C052/2002	21 Years
M26/514	06-Aug-04	05-Aug-25	854.00000 HA	$16,110	56330	St Ives - C052/2002	21 Years
M26/832	05-Nov-14	04-Nov-35	471.00000 HA	$8,885	31067	St Ives - C052/2002	21 Years
Miscellaneous Licences
L15/117	10-Oct-89	09-Oct-29	2.20840 HA	$52			5 Years (Renewed)
L15/118	10-Oct-89	09-Oct-29	1.14510 HA	$35			5 Years (Renewed)
L15/137	19-Mar-90	18-Mar-25	0.72010 HA	$17			5 Years (Renewed)
L15/145	18-Oct-90	17-Oct-25	20.55950 HA	$366			5 Years (Renewed)
L15/146	18-Oct-90	17-Oct-25	10.76380 HA	$192			5 Years (Renewed)
L15/147	18-Oct-90	17-Oct-25	62.49570 HA	$1,097			5 Years (Renewed)
L15/178	08-Dec-92	07-Dec-27	4.74000 HA	$87			5 Years (Renewed)
L15/245	25-Sep-03	24-Sep-45	14,177.00000 HA	$10,286			21 Years (Renewed)
L15/250	01-Dec-03	30-Nov-45	51.20000 HA	$905			21 Years (Renewed)
L15/256	26-May-04	25-May-25	16.70000 HA	$296			21 Years
L15/263	19-Dec-05	18-Dec-26	41.00000 HA	$714			21 Years
L15/276	26-Nov-07	25-Nov-28	48.38500 HA	$0			21 Years
L15/279	24-Oct-08	23-Oct-29	24.00000 HA	$418			21 Years
L15/404	19-Mar-21	18-Mar-42	3,409.89349 HA	$2,474			21 Years
L15/431	17-May-23	16-May-44	1.13448 HA	$35			21 Years
L15/439	26-Jul-22	25-Jul-43	197.28497 HA	$144			21 Years
L15/450	03-Jul-23	02-Jul-44	743.48624 HA	$540			21 Years
L15/451	14-Apr-23	13-Apr-44	2,197.85619 HA	$1,595			21 Years
L15/461	17-Dec-24	16-Dec-45	0.13201 HA	$16			21 Years
L15/467	17-Dec-24	16-Dec-45	24.79772 HA	$396			21 Years
L15/470	17-Dec-24	16-Dec-45	5.98795 HA	$95			21 Years
L15/468	13-Dec-24	12-Dec-45	6.31088 HA	$111			21 Years
L15/469	13-Dec-24	12-Dec-45	9.61580 HA	$158			21 Years
L15/471	13-Dec-24	12-Dec-45	24.05737 HA	$396			21 Years
L15/80	13-Oct-88	12-Oct-28	42.56470 HA	$749			5 Years (Renewed)
L15/85	16-Feb-89	15-Feb-29	1.60460 HA	$35			5 Years (Renewed)
L15/86	16-Feb-89	15-Feb-29	1.92540 HA	$35			5 Years (Renewed)
L26/178	18-Sep-91	17-Sep-26	4.81220 HA	$87			5 Years (Renewed)
Prospecting Licences
P15/6616	11-Jan-22	10-Jan-26	6.35708 HA	$26	$1,319	St Ives - C052/2002	4 Years
Source: St Ives CPR, 2024

St Ives maintains a tenement management auditing system that flags lease renewals to meet the renewal process timeline and to keep the tenement ownership in good standing by meeting expenditure and other commitments.
•Three tenements expired in 2023 (1 Exploration and 2 Miscellaneous Licences).
•Three expired in 2024 (3 Miscellaneous Licences).
•Two hundred and thirty three are due to expire in 2025
3.4Mineral rights description
The operation of mining and associated activities at St Ives are governed by numerous Western Australian Government Acts. This section summarises published information available from the Western Australian Department of Energy, Mines, Industry Regulation and Safety (DEMIRS).
The Western Australian Mining Act 1978 (WA) (the Mining Act (1978)) is the principal legislation governing exploration and mining on land in Western Australia. Licenses and leases for, among other things, prospecting, exploration and mining must be obtained pursuant to the requirements of the Mining Act (1978) before the relevant activity can begin. Application fees and annual rental payments are payable in respect of each tenement. Where Native Title has not been extinguished, Native Title legislation may apply to the grant of tenure and some subsequent administrative processes. Aboriginal cultural heritage legislation may operate to preclude or regulate the disturbance of a particular area.
Prospecting licences are granted over a maximum area of 200ha and have an initial period of four years and can be extended by one period of four years. Exploration Licences are granted for five years plus a possible extension of five years and further periods of two years thereafter with 40 % per cent of ground to be surrendered at the end of year six.
If the holder of a Prospecting or Exploration Licence establishes indications of an economic mineral deposit and expends a minimum level of investment, it may apply for a Mining Lease which gives the holder exclusive mining rights with respect to all minerals on the property. It is possible for one party to own the surface of the property and for another to own the mineral rights.
The maximum initial term of a Mining Lease is 21 years, and the holder has the right to renew the lease for a further period of 21 years. Subsequent renewals are subject to the minister’s discretion and the lease can only be assigned with the consent of the relevant minister.
Prescribed minimum annual expenditure commitments and activity reporting requirements apply to holders of Exploration and Prospecting Licences and Mining Leases.
Miscellaneous Licences are granted for purposes such as roads and pipelines.
Mining operations on tenements in Western Australia must be developed and operated in compliance with various Commonwealth and State legislative requirements.
The governing Western Australian agencies are the Department of Water and Environmental Regulation (DWER), the Department of Planning, Lands and Heritage (DPLH) and the DMIRS.
Royalties imposed by the Government of Western Australia prescribed under the Mining Regulations 1981. For gold, an ad valorem royalty rate is 2.5%.
St Ives also holds regulatory licences and registrations that govern various aspects of environmental management as disclosed in Section 17.
3.5Encumbrances
Other regulatory requirements including those associated with the operation and management of mining, rehabilitation and exploration activities are managed under the Mining Act (1978) in the form of tenement conditions administered by the Western Australian Department of Energy, Mines, Industry Regulation and Safety (DEMIRS).
Section 17 discloses the remediation and reclamation guarantees that are pertinent to St Ives.
Gold Fields' Land Management team provides St Ives with information on both required and current tenement spend, highlighting any risk of underspend with sufficient time for the exploration team to incorporate the necessary work and expenditure into their plans and budget in the following 6-12 months, where possible. During the year ended 31 December 2024, St Ives received fines in respect of 10 tenements that had not met their minimum expenditure commitment. The fines totalled $39,639 and included fines for tenements sold or disposed of during 2024. As at 31 December 2024, no significant encumbrances to the property existed.
3.6Other significant factors and risks
There are no other significant factors and risks that may affect access, title, or the right or ability to perform work on the Property and therefore execute the life of mine plan.

If mine expansions are required into areas currently held under an Exploration Licence, conversion to a Mining Lease will be necessary prior to commencing mining. This may also trigger negotiations under the Native Title Act with the relevant Traditional Owners, which must be conducted prior to the granting of tenure. Aboriginal cultural heritage consultations, surveys, and approvals are required for most mining and exploration activities, necessitating engagement with relevant Traditional Owners. In most cases, agreements are already in place to facilitate this process.
Permitting and licensing requirements to start new mining operations or expand or modify existing operations may include heritage, local disturbance, clearing, environmental impact, power supply, water extraction, and waste disposal. These follow well-established authorisation protocols with relevant government authorities.
Other permitting and licensing requirements required to start a new mining operation may include inter alia, heritage, local disturbance, clearing, environmental, power, water extraction and waste disposal, which follow well established authorisation protocols with the relevant government authorities.
The Qualified persons are not aware of any other current or pending legal matters that may have an influence on the rights to explore or mine for minerals at St Ives.
In consideration of all legal aspects, the following statements are correct as at 31 December 2024:
•there are no legal proceedings that may have an influence on the rights to explore for minerals.
•the legal ownership of all mineral and surface rights has been verified.
•no significant legal issue exists which would have an effect on the likely viability of a project and/or on the estimation and classification of the mineral resources and mineral reserves as disclosed.
3.7Royalties or similar interest
St Ives has a sub-lease agreement with the Beta Hunt Gold Mine owned by Westgold Resources LTD (ASX:WGX), in the northern part of the Central Corridor.
•Royalties imposed on the Government of Western Australia prescribed under the Mining Regulations 1981. For gold, an ad valorem royalty rate is 2.5%.
•In addition, there are third party royalties payable of 0.9%.
The Qualified person has reviewed the limited non-managed tenements and is of the opinion that it has not been explored on in 2024. Any discoveries will be considered as attributable to Gold Fields.

4Accessibility, climate, local resources, infrastructure and physiography
St Ives’ tenure is located within the Eastern Goldfields Province in the Archaean Yilgarn Craton of Western Australia (Witt 1993).
The regional topography is gently undulating with occasional ranges of low hills (generally less than 410 m ASL) with minor drainage channels feeding extensive salt lakes (Lake Lefroy) at approximately 286 m ASL. Soils are principally brown calcareous earths and are poorly developed over the gold-bearing greenstone belts (Beard 1990). Saline and subsaline soils are common adjacent to drainage channels and salinas. Groundwater salinity in the region is generally in the range of 50,000 to greater than 300,000 mg/L Total Dissolved Solids (TDS).
Vegetation within the project area consists of mallee and acacia thickets with shrub-heaths on sandplains. Dwarf shrublands of samphires persist on salt lakes, surrounded by diverse Eucalyptus woodlands, which also occur on ranges and in valleys.

The Qualified person’s opinion is that the revegetation proposed will adequately remediate any disturbance to the satisfaction of the community and authorities and the revegetation of tailings Facilities will be in line with Company procedures and will minimise toxins.
4.1Access
Access to St Ives is via a sealed road 20 km from the Goldfields Highway, which links the town of Kambalda with Kalgoorlie to the north (Figure 1.1.1).
4.2Climate
The Eastern Goldfields bioregion is characterised by a semi-arid climate with hot summers and mild winters, often described as a Mediterranean climate. The mean maximum temperature for City of Kalgoorlie-Boulder (CKB) ranges between 33.6ºC in January and 16.7ºC in July, as recorded at the Australian Bureau of Meteorology (BOM 2017) Kalgoorlie-Boulder Airport weather station (BOM Station 012038).
The region experiences a semi-arid climate, with 266.8 mm of rainfall received on average. The BOM 78-year rainfall record indicates that the highest daily rainfall recorded to-date is 177.8 mm (BOM 2017). February is the wettest month with 31.1 mm on average received, although rainfall patterns can be quite variable. Remnant tropical cyclones and thunderstorms associated with cyclonic activities in the North of the WA can occasionally bring heavy rains and result in flooding in the summer period. Annual evaporation rates of 2400-2800 mm/year exceed rainfall and are the highest during the summer months when humidity is the lowest. Heavy rains occasionally cause localised flooding, but surface water bodies typically remain only for short periods of time after rainfall.
No extreme climate conditions are experienced that materially affect operations. The operating season is all year.
4.3Infrastructure
St Ives currently comprises two open pits, Invincible Footwall South and Swiftsure, and two underground mining operations (Invincible Complex and Hamlet North) with associated infrastructure and facilities that operate year-round. Major infrastructure owned and operated by St Ives includes a 4.7 Mt/a carbon in pulp (CIP) processing facility, an in-pit tailings storage facility (TSF), haul roads and a centralised administration centre and engineering workshops (Figure 3.1.1).
Other significant facilities include:
•Reagent storage and mixing facilities.
•Process laboratory.
•Process maintenance and warehouse facilities.
•Electrical infrastructure.
•Fuel storage.
•Raw water tanks.
•Process water storage pond.
•Borefields.
•Paste Plants at Invincible and Hamlet.
Supplies are delivered to site via road transport from either Kalgoorlie or Perth via the Goldfields Highway.
The St Ives workforce are a mix of residential employees residing predominantly in Kambalda and Kalgoorlie and fly-in fly-out (FIFO) from Perth. A mix of work rosters are in use with operational rosters predominantly based on 8 days on, 6 days off cycles and support service roles being 5 days on 2 days off. However, some contractors operate on longer rosters such as 2 weeks on, 1 week off.

Further details regarding the infrastructure are provided in Section 15.
The closest population centre is the town of Kambalda with approximately 2,500 people. The town was established in 1970 as a dormitory town predominantly for workers at the nearby nickel mines. Facilities include a supermarket, post office, service station, primary school, tavern and various sporting facilities.
4.4Book Value
The economic analysis disclosed in section 19 is in respect of attributable mineral reserves only and excludes mineral resources and lower grade material. The assumptions, parameters and cash flows are only intended to support the reserve declaration of the operation. Certain assumptions and estimates might differ from the long-term outlook or actual results of the operation, including the commodity prices used. Changes in these assumptions may result in significant changes to mine plans, models and the NPV of the operation. The mineral reserves will therefore not necessarily represent the total future economic benefit that can be derived from the Property.
Net Book value of property plant and equipment consists mainly out of land, mining infrastructure, mine development, mineral and surface rights and processing plant related assets of the Property. St Ives has a book value of $430 million in 2024.
The Qualified person is of the opinion that the book value estimated as described is expected to be different to the NPV for the attributable reserve only.

5Geological setting, mineralisation, and deposit
5.1Geological setting
The St Ives property lies within the Kambalda Domain (Figure 5.1.1.), a subset of the Norseman-Wiluna Greenstone Belt of the Archean Yilgarn Craton, a 2.7 Ga granite-greenstone terrane in southern Western Australia. The Kambalda Domain is bound by the north-northwest trending Boulder-Lefroy Fault and Zuleika Shear. The region has undergone four compressional events predated by early extension and is metamorphosed to upper greenschist or lower amphibolite facies.
Figure 5.1.1: St Ives – regional geology

LEGEND
Buildings
Mines / Deposits
Town
Lease Outline
350,000E
400,000E
6,550,000N
6,500,000N
Mt Hunt Fault
Zuleika Shear
Kambalda West
Kambalda
Gatehouse
Pistol Club
Santa Ana Complex
Swiftsure
Invincible
Neptune
Invincible South
Lefroy Mill
Boulder Lefroy Shear Zone
Hamlet North
Speedway Fault
Tramways Thrust
Widgiemooltha
N
W
E
S
Datum : GDA94 MGA Zone 51
0 Kilometres 10
0 Miles 10
LEGEND
Fault or shear zone (major)
Major thrust
Fault or shear zone
Fault or shear zone - thrust
Fault or shear zone; reverse, exposed
Fold axial trace; anticline
Fold axial trace; syncline
Fold axial trace; overturned anticline, exposed
Fold axial trace; synform, exposed
Mafic-fine grained
Basalt-pyroxene spinifex texture
Eastern Goldfields Superterrane greenstones
Felsic volcanics
Andesite
Granitic
Metagranite
Mafic intrusives
Sedimentary rock
Ultramafic units
Komatiite units
Periodotite
Dolerite
Binneringie Dyke
AU-SIG-P00039AD-J00030

Source: St Ives CPR, 2024

Most of the known gold deposits are proximal to the axial plane of the gently south-plunging Kambalda Anticline, which extends 35 km from the southern end of the Kambalda Dome to the Junction mine. The stratigraphic succession in the

Kambalda Domain comprises Kalgoorlie Group volcanic rocks and the Black Flag Group felsic volcanic and sedimentary rocks overlain by sedimentary units of the post-tectonic Merougil Beds.
A major second order structure known as the Playa Shear splays off the Boulder-Lefroy Fault and strikes through the St Ives property for more than 10 km. Most of the gold orebodies at St Ives are associated with third order splays off the Playa Shear. Notable exceptions are Invincible, Argo and Santa Ana situated on the western limb of the Kambalda Anticline. Mineralisation typically occurs where these structures intersect favourable rock units with chemical or rheological contrasts combining with structural flexures to form the most important local controls to gold mineralisation. At least 80 individual deposits have been mined in the St Ives area to date.
Ore-hosting structures in deposits such as Greater Revenge, North Orchin, Argo and much of the Victory area are predominantly north-south striking, moderately to gently east-dipping or west-dipping reverse faults and shear zones with maximum displacements of a few tens of metres. Strike lengths of ore-hosting structures are seldom more than 1 km. The orientation of stretching lineations, curvature of shear zone foliations, associated gently dipping extension veins and stratigraphic separations indicate a reverse slip sense for most ore-hosting structures, especially in the Argo/Victory/Revenge area.
The most common host rock is dolerite, such as the Defiance, Condenser and Junction Dolerites. Granophyric dolerite and Kapai Slate tend to host the highest-grade gold mineralisation. The Paringa Basalt and Kambalda Komatiite host deposits in discrete shear structures that are moderate in both tonnage and grade. Low to moderate grade, high tonnage mineralisation is commonly developed in porphyries, which are found in almost all deposits. A stratigraphic section is shown in Figure 5.1.2 and a description of stratigraphy in Table 5.1.1.
Table 5.1.1: Description of stratigraphy

Sequence	Unit	Description
Merougil Formation	Merougil Creek Beds
The Merougil Formation is divided into the Early and Late Merougil Group. At St Ives only the Early Merougil Group is present. The Early Merougil Group is dominated by well-sorted quartz-rich sandstone that ranges from massive graded, planar stratified to trough cross-bedded in texture.
Polymictic conglomerate beds can also be found, located with increasing abundance towards the unit’s base (Squire et al, 2010).

Kalgoorlie Sequence	Junction and Condenser Dolerites	Both the Junction Dolerite and Condenser Dolerite are layered intrusions in the lower part of the Black Flag Group and are considered to be correlatives to the Golden Mile Dolerite (Blewett et al, 2010).
	Black Flag Group	The Black Flag Group of felsic volcano-sedimentary rocks is divided into the Late and Early Black Flag Group (Squire et al, 2010). The Early Black Flag Group consists of massive graded to moderately stratified feldspar-rich sandstones, siltstone, felsic cobble conglomerate and polymictic volcanic breccias and rare mudstone (McGoldrick et al, 2013). The Late Black Flag Group at St Ives consists of quartzo-feldspathic sandstone, polymictic conglomerate and interbedded mudstone-siltstone (McGoldrick et al, 2013).
Kambalda Sequence	Paringa Basalt	The Paringa Basalt consists of a 500 to 1500 m thick, variolitic pillow-basalt flows intruded at the base by the differentiated Defiance Dolerite. Laminated interflow chert-rich sedimentary rocks are more common towards the base. It is separated into a low MgO tholeiitic upper unit and high MgO komatiitic lower unit.
	Kapai Slate	The Kapai Slate is a distinctive stratigraphic marker separating the Devon Consols Basalt (below) from the Paringa Basalt (above). It is a black sulphidic to siliceous mudstone less than 10 m thick.
	Devon Consols Basalt	The Devon Consols Basalt is a pillowed to massive, variolitic series of lava flows. The lower contact with the Kambalda Komatiite is interfingered and locally sharp. Thickness varies from 60-100 m thick to greater than 150 m thick in the Revenge area. There are thin differentiated dolerites within the Devon Consols Basalt that are fine-grained basalt in the upper part, and coarse grained gabbroic in the lower zones.
Kambalda Komatiite
The Kambalda Komatiite is separated into the lower nickel-sulphide hosting Silver Lake Peridotite, which conformable overlies the Lunnon Basalt and the upper Tripod Hill Komatiite. The Kambalda Komatiite has been extensively hydrothermally altered, and then altered to talc-dominant mineral assemblages during CO2 metasomatism. Spinifex textures are typically preserved, and cumulate textures are typically destroyed.

	Lunnon Basalt	The tholeiitic (5-9 % MgO) Lunnon Basalt is a series of 2 to 30 m thick pillowed and massive lava flows, with sparse interflow sedimentary units. Work at the Kambalda Dome indicates thickness of at least 2 km, seismic modelling indicates a thickness greater than 5 km.
Source: St Ives CPR, 2024

Figure 5.1.2: Stratigraphic column for the Archean geology of the St Ives goldfield

(m)
MERGOUGIL FORMATION
Mergougil Creek Beds
KALGOORLIE SEQUENCE
Black Flag Group
Morgan's Island Epiclastic Formation
Newton Felsic Volcanic Formation
Condenser Dolerite and Junction Dolerite
KAMBALDA SEQUENCE
Athena Basalt
Paringa Basalt
Upper Paringa Basalt
Lower Paringa Basalt
Interflow sediment
Defiance Dolerite
Kapai Slate
Devon Consols Basalt
Kambalda Komatiite
Tripod Hill Komatiite
Silver Lake Peridotite
Lunnon Basalt
Trondhjemite, diorite and lamprophyre
Kambalda Granodiorite
10500
10000
9500
9000
8500
8000
7500
7000
6500
6000
5500
5000
4500
4000
1Km
0.5 Mi
0
Vertical Scale
500 Km
500 Mi
Western Australia
Kalgoorlie-Boulder
Perth
St Ives
Esperance
Legend
Mergougil Creek Fm
Black Flags Gp.
Condenser Dolerite
Upper Paringa Basalt
Lower Paringa Basalt
Defiance_Dolerite
Kapai Slate
Devon Consols Basalt
Tripod Hill Komatiite
Silver Lake Peridotite
Interflow Sediment
Nickel
Lunnon Basalt
Kambalda Granodiorite
Felsic Intrusive
AU-SIG-P00041AB-J00031

Source: St Ives CPR, 2024

Multiple phases of deformation are recorded during and post regional metamorphism with the domain crossed by a network of variably striking and dipping first, second, third and fourth-order shears, faults and thrusts that control the location of the gold mineralisation. In many deposits, ductile shearing is punctuated by repeated brittle slip events, which produced breccias and shear veins especially in jogs and dilatant bends in shear zones.
Hydrothermal alteration and spatially related gold mineralisation are synchronous with deformation along the ore-hosting network of shear zones. The alteration is concentrated in 10 cm to 300 m wide halos around shear zones, mesoscopic fractures, and veinlets, and is texturally destructive. Gold is invariably associated with well-formed pyrite or, as at Junction, granular pyrrhotite.

5.2Mineralisation
There are four main styles of gold mineralisation at St Ives. Individual deposits may contain more than one style depending on the local structural and lithological conditions:
•Lode mineralisation: typically consists of a 0.5 cm to 50 cm wide cataclasite core surrounded by 0.1 cm to 3.0 m of foliated cataclasite.
•Quartz vein stockworks: irregular bodies of closely spaced and regularly oriented quartz veins.
•Composite style: variably developed quartz vein stockwork mineralisation localised in and around lode shear zones.
•Supergene: broad zones of flat-lying gold mineralisation hosted in deeply weathered Archean and overlying Tertiary rocks.
The current major production centres at St Ives are the Invincible Complex and the Hamlet North deposit, with the smaller Swiftsure open pit being mined.
5.2.1Invincible
Invincible is situated on Lake Lefroy, approximately 8 km northwest of the Lefroy process plant. The Invincible camp is dominated by a 2 km long open pit mined between 2014 and 2019, with mineralisation extending a further 1.9 km to the south of the pit (Invincible South) and >800 m depth (Invincible Deeps).
There are three major lithofacies identified at the Invincible Camp (Figure 5.2.1):
•The Black Flags Andesite (BFA): This unit forms the footwall sequence at Invincible and consists of volcanic quartz-rich sandstone with lenses of polymictic sub-rounded to sub angular pebble to cobble conglomerate.
•The Black Flags Mudstone (BFM): Is the main unit to the host mineralisation at Invincible and is comprised of fissile massive to laminated grey mudstone, planar laminated to thinly interbedded siltstone with graded beds and massive to diffusely laminated medium interbedded siltstone. The BFM is approximately 110 m thick at depth and narrows to around 50 m near the surface.
•The Merougil Group (MER): This unit form the tops of the Invincible sequence (hanging wall) and comprises medium to coarse grained quartz-rich sandstones, pebble to boulder polymictic conglomerates and very rare siltstone to mudstone
There are two main styles of mineralisation within the Invincible Camp: (Type 1) BFM hosted shear veins and breccias, with albite-pyrite alteration, directly related to the high-grade mineralisation and (Type 2) Footwall BFA hosted extensional veins and stockwork veining alteration selvages of medium to strong hematite ± albite ±sericite alteration. Veins range in width from a few centimetres to two meters with visible gold is common in these veins.
Two prominent shear zones are associated with the Invincible deposit: the Merougil shear and the Morgan Island shear. These structures exploit both the hanging wall and footwall contacts and are not themselves mineralised but are thought to be conduits for the mineralisation.

Figure 5.2.1: Cross section showing the Geology at the Invincible Mine
Source: St Ives CPR, 2024

5.2.2Hamlet North
The Hamlet North deposit is located to the north of the historically mined Hamlet deposit and was discovered in 2018. It is a ~150 m in strike and 5-10 m wide orebody with a down plunge extent of >1000 m located on the Hamlet Shear. The Hamlet Shear is a north-south trending reverse slip shear zone. Mineralisation occurs within the Defiance Dolerite Unit 4, a granophyric unit within the Defiance Dolerite (Figure 5.2.4). Gold mineralisation is associated with a biotite alteration halo hosting quartz-albite and quartz-carbonate veins. The high-grade zone comprises breccia zones (pods) and vein or stockwork vein arrays. The shallow to moderate dipping veins a widely spaced, generally discontinuous and form part of the halo mineralisation. A series of felsic and intermediate intrusive units occur within Hamlet North, although these are not volumetrically significant in the ore zone.
Figure 5.2.2: Long Section showing geology at the Hamlet Mine

S
N
300m RL
0m RL
-400m RL
LEGEND
Upper Paringa Basalt
Middle Paringa Basalt
Lower Paringa Basalt
DF4 Granophyric Dolerite
Defiance Dolerite
Hamlet North
Hamlet
Hamlet North Down Dip
Mined
Reserve
Resource
300 metres
0.25 miles
AU-SIG-P00129AD-J00032

Source: St Ives CPR, 2024

6History
Gold was discovered at the Kambalda Red Hill Camp in 1897 and, in the following decades, other gold-bearing locations including Victory and Ives Reward were discovered and mined.
In 1966, nickel sulphide mineralisation was discovered near the old Red Hill mine. Western Mining Corporation Limited (WMC) developed a mining and milling operation and between 1966 and 1996 mined approximately 34.0 Mt of ore at an average grade of 3.1 % Ni from the region.
An increase in the gold price during the 1970s led to a re-evaluation of the old gold prospects in the Kambalda area. In 1980, significant gold mineralisation was identified beneath the Hunt nickel shoot.
In 1981, the Victory-Defiance complex (Leviathan area) was discovered. Gold production commenced at St Ives using a 0.5 Mt/a treatment plant (later expanded to 1.2 Mt/a) located at the Kambalda Nickel Concentrator site. In 1988, a new 3.1 Mt/a carbon-in-leach (CIL) facility was constructed at St Ives, 25 km south of Kambalda. During 2001, a 2 Mt/a heap leach facility was commissioned during the period when Gold Fields acquired St Ives from WMC in 2001. In 2004, the currently operating 4.7 Mt/a Lefroy processing facility was constructed and commissioned in early 2005.
Gold Fields commenced an aggressive exploration program in 2006 with several economic deposits discovered and mined between 2007 and 2012. These include Cave Rocks (2007), Belleisle (2007), Hamlet (2009) and Athena (2010).
Ongoing exploration delivered the Invincible camp in 2013, which remains the mainstay of mine production. First production from Invincible started in 2015. In 2017, development commenced into the Invincible underground deposit with full production reached in 2018. Development of the access decline to the Invincible South underground deposit commenced in 2018 and level development was commenced in 2019.
Since 2020, ongoing exploration has resulted in the Invincible camp continuing to grow, and it remains a key focus area for exploration and resource extension drilling. Work continues at Invincible Underground, Invincible South, Invincible Deeps and Invincible South Extensions to assess the full potential of this major underground camp and maintain momentum on defining resource extensions and converting mineral resources to mineral reserves.
The Qualified person is of the opinion that the historic exploration results have been superseded and supplemented by more recent exploration undertaken by Gold Fields for areas of current interest and that any historic errors or deficiencies will have little influence on the current mineral resource models or the life of mine mineral reserves.

7Exploration
Near-mine (brownfields) exploration is key to Gold Fields’ strategy as it offers one of the lowest-cost opportunities for adding ounces and growing cash flow, particularly on a per share basis. The value in near-mine exploration lies in:
•Knowledge of the ore bodies, which enables our exploration teams to identify extensions or additional ore sources housed within the mining tenement.
•Operational capabilities, including Gold Fields’ proven ability to develop and mine orogenic ore bodies.
•Regional and operational infrastructure, including existing processing plants and regional management teams.
Gold Fields believe that brownfields exploration provides a robust platform for regional growth. In addition to growing Gold Fields’ mineral resource and mineral reserve base, near-mine exploration also extends the life of the Group’s existing assets and ensures that each region can continue leveraging its infrastructure.
St Ives spent $25.4m on near-mine exploration during 2024, drilling 75,249m. In 2024, extensional exploration targeted additions to the Invincible complex and Hamlet North with significant growth in Reserves achieved. Additional exploration targeted additions at Invincible and Santa Ana achieving significant inferred mineral resources growth.
7.1Exploration
Exploration at St Ives is classified as either extensional (resource definition) or additional (early stage) exploring for a new orebody or testing for extensions on existing orebodies based on Gold Fields exploration procedures. St Ives exploration budget over the last 3 years has been over +$24 M invested annually. The 2025 exploration budget is $27.5M.
Site exploration strategy is geared to replace mineral reserves and mineral resources through drilling by allocation of roughly 50% of the exploration budget to extensional drill programs. Exploration programs were completed around the active mining complex at Invincible and Hamlet North (Hamlet North was drilled in 2023 but converted in 2024 to reserve). These drilling programs were successful with significant mineral inventory increases at the Invincible Complex and Hamlet North. Additional drill programs were also completed in 2024 testing for extensions of existing mineralisation around the main mining complexes of Invincible, and Athena-Hamlet. This will be sustained during 2025 as they show continued potential for the expansion of the economic mineral inventory.
Additional exploration at St Ives invests significantly in the search for new deposits focusing on the collection of foundational geochemical datasets for gold and multi-elements using full field Air Core (regular 400 x 400 spaced drilling) across the tenement package. On regional tenements, the focus is looking for large Open Pits deposits that support the St Ives LOM and corporate strategy. Full field Aircore drilling in 2024 was focused mainly on the land area Heron, in the southern area of the tenement package. Drill testing of prospects occurred during 2024 in the Central Corridor, Kambalda West and Southern tenements.

Exploration strategy over the last few years has also pivoted to restart exploring the Central Corridor area of St Ives (13 million ounces mined historically from the Victory, Revenge, Athena, Argo, Hamlet and Junction areas) for underground targets with initial drilling completed in 2020-2023 at the Revenge, Victory and around the Athena Argo Hamlet (AAH) Complex.
Auger based geochemical programs have also been completed across large areas of the St Ives tenement package from 2018-2020. These programmes enable the sampling of the calcrete soil horizon for gold identifying coherent geochemical anomalies. St Ives also completes regularly geophysical surveys including gravity, and magnetics. Foundational gravity geophysical datasets were collected in on regional tenements. During 2023 passive seismic surveys were completed in the AAH and Junction areas to improve geological confidence.
The location of the material exploration programs undertaken on the Property during the period 1 January 2024 to 31 December 2024 are shown in Figure 7.1.1.
Figure 7.1.1: Location of exploration areas
Source; St Ives Geology

In underground mines, face chip and wall chip samples are routinely collected. The face samples are collected from development faces approximately 3.5 m apart using a jumbo drill rig rattling the extent of the exposed face in approximate 1 m segments. The resulting sample is considered representative of the face. Most faces are mapped by a geologist and where the geometry or geology predicates, wall samples may also be collected. Faces that have had sampling under geological supervision maybe included in the resource estimation if QAQC criteria is met.
The Qualified person’s opinion of the exploration programs and results is:
a)All procedures and parameters applied to the surveys and investigations are appropriate for the style of mineralisation being prospected.
b)The exploration programs have confirmed continuity of geology and controls on gold mineralisation in key areas.
c)There were no material variations encountered during the 2024 exploration programs.
d)Based on the 2024 exploration and results a 2025 exploration budget has been approved to retain traction on the programs and to progress leading projects.
7.2Drilling
7.2.1Type and extent
Drilling at St Ives uses a number of different drilling processes based on the type of sample required. Drill testing during 2024 was split between resource definition (extensional) drill programs predominately around the active mining complex at Invincible and early stage (additional) drilling, searching for new deposits and extending existing programs.
A summary of the surface exploration drilling physicals for 2024 is shown in Table 7.2.1.
Table 7.2.1: Summary of St Ives drilling

Area	Hole type (m)
	AC	RC	DD
Invincible			46160
Eastern Causeway	721
Revenge		4392	5836
Kambalda West		186	1021
AAH	1446
Southern Tenements	2784	3358	3641
Central Corridor		4399	1305
Total	4951	12335	57963
Note:
a)Infill exploration is disclosed separately from exploration.
Source: St Ives Geology

DD and RC are the main drilling techniques used to produce data for mineral resource estimation with Ausdrill the current surface drilling contractor and Boart Longyear the current underground drilling contractor. In the case of the paleochannel deposits, whole sample AC drilling data is used. Sonic core drilling of the paleochannel and unconsolidated material was used historically. This technique provided a more representative sample of unconsolidated material. Surface DD holes are predominantly drilled using an HQ (96 mm) drill bit before transitioning to a smaller NQ (75.7 mm) bit. Underground mine definition and grade control DD holes are NQ size. Historically, underground drilling included LTK48 and LTK60 diameter DD holes.

Open pit mineral resources are predominantly defined by 5½ inch diameter RC drillholes supported by spatially representative DD holes to aid with the geological interpretation and validate the RC drilling results. Drill spacing within the open pits varies from 5 m x 10 m, 10 m x 10 m, 10 m x 20 m and 20 m x 20 m. This spacing is dependent on the orebody geometry, the stage of the project and mining method. AC drillhole results are generally excluded from all mineral resource estimates. In some earlier instances these results were used for inferred mineral resource estimates and were superseded by more representative RC or sonic holes. The exception is for paleochannel deposits where AC holes tend to represent the less consolidated material better than RC or DD holes. Limited drillhole data is used from non St Ives sources. Where external information is used, it is appropriately flagged with standard validation checks applied when imported into the St Ives database.
7.2.2Procedures
Survey
All drillholes are initially set out using either a GPS or DGPS depending on the required accuracy of the drill collar. Drill rigs are aligned either with a digital instrument (AziAligner) or using marker pegs and flagging tape. When drilling is complete, all DD and RC collars to be used for resource estimation are re-surveyed using a DGPS and their final location is verified in the database. All drillholes used for resource estimation (except AC holes) have downhole surveys undertaken using either Reflex EMS (9 m intervals), multi-shot camera (18 m intervals), Eastman single-shot camera (30 m intervals) or downhole gyroscopic (18 m intervals) surveys. These surveys are validated for any potential errors and uploaded into the database.
All captured survey data is stored in a Acquire® database. Codes are stored that indicate the status of collar and downhole surveys. The project geologist is required to interpret the results of the downhole survey methods and compare the surveyed collar location against the planned collar position.
Sample collection
Sample collection procedures for the different hole types are:
•Diamond drill core is delivered by the drilling contractor to the core farm where it is cleaned of dirt and grease, laid out on the roller racks, measured and logged. Samples of the core are determined by the geologist and can vary in length from between 0.3 and 1.0 m with a maximum core length generally no longer than 1 m. The core is cut along its length by automated cutting saws (the core orientation line used as a guide for the cut line and is retained) and sampled by field staff at the core farm. The core without markings (meter marking or sampling marks) is chosen for sampling. In most instances, half core is collected for assay purposes retaining the other half for further geological investigation, but where volume support is important with respect to a representative sample, the core is sampled whole. Digital photographs of all the core is taken prior to cutting and sampling and stored for reference purposes.
•For RC drilling, the entire sample interval is split using a cyclone or riffle splitter attached to drill rig with the aim of producing a ~3 kg sample for analysis. Most samples are dry but where wet samples are collected, this information is recorded. Wet samples are mostly at rod changes where groundwater inundates the drill column or when intersecting a paleochannel. The wet samples are routinely sampled by using a metal scoop to deliver approximately 3 kg samples. The sample bags are removed from the drill site by St Ives field technicians.
•For AC drilling, the entire 1 m interval of sample is recovered by the drill rig offsider in a bucket and laid on the ground in rows where each meter is represented by a single pile of sample. A scoop sample is collected per interval and two separate metre intervals are composited prior to being submitted for analysis. In certain instances (for testing of paleochannel deposits) more rigour is applied to the sample collection process. This includes homogenising the entire 1 m interval of sample through a riffle splitter to approximately 3 kg. In wet horizons the total sample is collected and manually subsampled utilising a fractional scooping technique carried out at the analytical laboratory. The method reduces overall sample bias. The sample bags are removed from the drill site by St Ives field technicians.
Recoveries
Different drilling techniques have different recovery rates for the samples, as described below.

Exploration DD holes are anticipated to deliver 100 % sample recovery, however; if core loss occurs due to unconsolidated ground or poor drilling technique, it is measured and recorded by the drillers and geologist. Diamond drilling completed prior to 1995 did not use core blocks to demarcate intervals, resulting in unreliable core recovery estimates.
RC sample recoveries are between 70-95 % depending on the amount of fine material and groundwater encountered, while AC drilling recovers up to 90 % or the material.
Volume mass calculations suggest a theoretical RC sample interval mass of 37 kg and previous test work evaluating the recovery across various RC drill rigs employed at St Ives returned an average sample recovery of 80%. Analysis and monitoring of drill sample recovery is ongoing and part of the QAQC of rig management by the Geologist.
Core orientation
Core orientation refers to the technique of marking the diamond core so that it can be oriented at surface into the same relative position as in the ground. This is achieved by either using a simple metal spear that leaves an imprint on the end of the core or an electronic device that records the orientation of the core in the hole so it can be matched up on the surface. Once the core has an orientation mark, this can then be laid out and pieced together like a jigsaw. An orientation line can then be drawn along the core, which represents the bottom of the core. From this line, measurements of orientation (azimuth of the core) and the dip (angle of bedding and structures) can be determined.
Orientation of core can only be achieved on competent Diamond core, and intervals are determined by the geologist based on the requirements of the hole. Typically, early-stage holes are orientated for their entire length whereas resource holes are only orientated closer to the mineralised area.
Logging
Logging intervals vary from 1 m (AC/RC) to cm scale (DD). Data routinely collected includes lithology, structure, mineralisation, alteration, geophysical (magnetic properties), geochemical properties (multi-element assays) and physical measurements (rock hardness, geotechnical RQD, density, acid rock drainage). The lithology, alteration, and structural characteristics of core and percussion chips are logged directly to a digital format and entered into the database after validation.
In addition to the above data, other requested work can be completed off site by technical experts, providing services such as petrographic analyses, mineralogy studies and geochronology. This work often forms part of ongoing research development with cooperative ventures. This data is included in standard reports and databases for current and future use.
All half core is retained on site for current and future reference at core storage facilities on the St Ives lease which may include application of new technologies and the review of theories. Assay pulps returned from the assay laboratory are stored at the Core Farm in labelled individual paper envelopes within catalogued cardboard boxes. AC and RC chips are stored in labelled sealed compartment trays for future reference. Appropriate procedures and controlled documents outline the retention, storage and material access processes.
The Qualified person’s opinion of the exploration and mineral resource extension drilling is:
a)All drilling and exploration field activities are supervised to ensure health and safety and maintain appropriate technical standards.
b)The drillhole surveys are adequate by type and length for the intended purpose.
c)Utilising orientated core significantly enhances recorded information to assist with 3-D modelling
d)The drillhole database and subsequent modelling aligns to core recovery losses and should not cause material errors
e)Post QA/QC screening and validation exploration results are incorporated into the estimation of mineral resources; the categorisation of mineral resources is described in section 11.

f)Validated exploration results are used in the mineral resource estimation.
g)Individual exploration drillhole information is not viewed as significant or material to the mineral resource and mineral reserve reporting at St Ives and consequently exploration data is not presented.
7.2.3Results
The results discussed in this section are only results that are deemed to be material to mineral resource and mineral reserve estimate.
Invincible Mine
Exploration activity since 2015 has largely focused on mineralisation within the BFM, as the highest grade intercepts are typically hosted within this unit. Over the last three years the improved geological understanding on extensional veins has allowed these to be targeted for resource conversion and these now make up a large component of the exploration program at Invincible. Underground mineral reserve growth at Invincible for 2024 was by surface drilling at Invincible South and by underground drilling at Invincible South and the link area between the Invincible and Invincible Deeps zones (Figure 7.2.1). This drilling was successful with surface drilling converting a significant area of the Invincible Footwall South to reserve and framework drilling confirming mineralisation.
Figure 7.2.1: Schematic long-section through Invincible Mine
Source; St Ives Geology

Exploration at Invincible for 2025 will focus on converting the Gibson Deeps and Invincible South down plunge areas model at depth. This will be achieved through a combination of surface diamond and underground drilling.
Hamlet North
The Hamlet North deposit is located to the north of the existing Hamlet deposit and was discovered in 2017. It is situated within the Defiance Dolerite Unit 4, a granophyric unit within the Defiance Dolerite that has proven to be a strong geological host unit when interacting with the Hamlet Shear. It has a ~150 m strike and 10-15 m wide with a down plunge extent of >1000 m.
Exploration drilling for 2025 at Hamlet North will focus on near mine exploration opportunities including targeting historic resource inventory in the Athena and Hamlet mine for potential reserve conversion.

Figure 7.2.2: Schematic long-section through Hamlet North Mine

S
N
300m RL
0m RL
-300m RL
Resource / Reserve Area
Exploration Drill Area
Mined
Reserve
Resource
Hamlet North
Hamlet
Hamlet North Down Dip
300 metres
0.25 miles
AU-SIG-P00042AD-J00032

Source: St Ives CPR, 2024

Santa Ana And Trinidad Mines
The Santa Ana Complex consists of the mined Santa Ana and Bahama open pits, the area was mined from 1998-2000 and again in 2007-08 with a total of 270Koz mined to date. During 2024 the Santa Ana resource model was revisited with the addition of exploration holes that had previously not been included in the model. This review has increased the resource to 450Koz. Mine definition drilling was undertaken at Trinidad (located within the Santa Ana complex) resulting in an increase of reserve from 33Koz to 71Koz.
Exploration will continue in 2025 in the Santa Ana area for potential future cutbacks on both Santa Ana and Bahama open pits.
Figure 7.2.3: Schematic Plan View and cross section of the Santa Ana Area

W
E
Current Pit
200m RL
0m RL
Resource Shell
Legend
Conqueror Fault
Mineralisation
Cover
Felsic and Int. Intrusives
Trondjhemite
Intermediate Intrusive
Supergene
100 metres
0.1 miles
(V.E. x1)
AU-SIG-P00159AB-J00143

Source: St Ives CPR, 2024
The Qualified person’s opinion of the 2024 exploration and resource extension drilling is:
a)All exploration activities, including drilling, database management, validation and QA/QC, prior to incorporating relevant data into the resource modelling and estimation process, is viewed as sufficient, appropriate, technically assured and suitable to support mineral resource estimates.

7.3Hydrogeology
The most significant groundwater system in the Lake Lefroy area is the Lefroy Paleo-drainage system, comprising a series of channelled, fine to coarse grained sand horizons representing infilled paleochannels. Generally, the paleo-channel consists of an upper paleochannel aquifer (fine silts grading with depth to fine to medium sands, a middle aquitard (clays) and a lower paleochannel aquifer (coarse sand and gravel). For lake based open pit mines at St Ives, hydrogeological testing is undertaken at prefeasibility levels to estimate both the permeability and yield from the paleochannel sediments and basement rocks. This data is used in numerical modelling to design stable slope angles with and without depressurization measures. The data is also used to determine expected pumping rates. Ongoing stability monitoring and collection of pumping rates are undertaken during the mining of the pits to calibrate flow rates and modelling assumptions.
Groundwater is also encountered in the basement rocks, where enhanced permeability has been developed, due to weathering, fracturing, shearing or faulting. Weathering of the upper basement in the St Ives area has largely resulted in a saprolite regolith, with low permeability material and limited aquifer potential, although the transition zone from saprolite to basement rocks (saprock) can be moderately permeable depending on the host rock type. There have also been some significant groundwater inflows to some of the existing pits from fractured basement, typically associated with shear zones hosting the orebodies. In some cases, inflows of around 1 Ml/d have been recorded with some dewatering bores (targeting these shears) yielding in excess of 5 l/s. Some of the existing pits have also experienced measurable groundwater inflows from fractured granitoids, with bore yields of up to 3 l/s.

For open pit reserves, an estimate of rock-mass permeability and pre-mining phreatic surface shall be determined using geotechnical and/ or exploration holes. Airlift or packer testing shall be carried out for this purpose. All open pits currently in reserve have sufficient hydrogeological information and their depth and transmissivity quantified for the aquifers and groundwater.
With over 40 open pits successfully mined to date, should any additional open pit designs be proposed in the future, information will be drawn on from the active pits / pits already investigated which are situated in close proximity.
The Qualified persons opinion of the hydrology is:
a)The Qualified person is of the opinion that the hydrology at St Ives has reliance on appropriate results of hydrological studies conducted at all relevant sites.
b)The Qualified person is of the opinion that the hydrology is not viewed as presenting a material risk to St Ives or the mineral resource and mineral reserve estimates.
7.4Geotechnical
A representative number of all resource diamond drill core is geotechnically logged before the core is cut and sampled for laboratory testing, preferably using a HQ core size. In addition, targeted, dedicated geotechnical holes are required for any study and are planned by the responsible Geotechnical Engineer.
St Ives Gold Mine guidelines for open pit studies are a minimum of one drillhole per 100 m of pit crest, or one drillhole pierce point per 4 ha of pit slope surface. The entire recovered oriented core is logged to determine representative rock-mass.
Studies for underground projects is a pierce point density of 50 m x 50 m for non-oriented rock-mass logging and 100 m x 100 m for oriented logging. Logging may be limited to 100 m either side of the orebody if no mine infrastructure is likely outside these limits.
Where insufficient core logging data is available, line or cell mapping is conducted at surface or underground exposures. The minimum representative level of data is 100 m per kilometre of pit wall bench or underground drive exposed, per geotechnical domain; however, this is largely dependent on-site specific conditions and shall be dictated by the responsible Geotechnical Engineer. Representative numbers of core samples for laboratory tests are shown in Table 7.4.1.
Table 7.4.1: Laboratory testing of core samples

Type of test	Samples	Underground	Open pit
Direct Shear (for weathered rock, saprolite, fault gouge, etc.)	5 per domain	☒	☑
Uniaxial Compressive Strength (UCS) (with Youngs Modulus and Poisson’s ratio determination)	5 per lithology	☑	☑
Triaxial Compressive Tests (5 suites at four confining pressures)	20 per lithology	☑	☑
Brazilian Tensile Strength	5 per lithology	☑	☒
Acoustic Emission (AE)	3 per site	☑	☒
Source: St Ives SIG-GET-PR010
The Qualified person’s opinion of the geotechnical work is that:
a)St Ives has completed all appropriate and procedural testing with QA/QC for the current life of mine reserve and continues to test all new significant discoveries
b)Geotechnical domains and lithologies are based on core logging and modelled by the Geology department

c)Sample testing is adequate for the purposes of this report
d)The quality of the sampling and laboratory testing is adequate to support the mineral resource and mineral reserve estimates.
7.5Density
Regular bulk density measurements are taken on exploration drill core according to a formal protocol. Representative samples are also collected from both underground and the open pits which further support the applied SG values. For new projects, where no local SG data is available, known densities from similar deposits and lithologies are applied and later validated against representative samples. All SG data is archived in the database.
The SG collection process for bulk samples is undertaken by trained St Ives staff applying the industry accepted immersion methodology (weight in and out of water). For unconsolidated material, SG measurements are completed at an accredited laboratory (E Precision, Perth) making use of the buoyancy method (Archimedes principle), wax buoyancy method and the calliper method (filling sample into a defined volume). Moisture estimates are critical due to the fact that dry density is applied to Mineral resource tonnages. The Nuclear Moisture Density Gauge method was used in 2003 to establish SGs for material with a high moisture content.
Bulk density at St Ives behaves consistently within both lithology and ore types. This is on the basis of a 30 year mining history. The densities applied by domain are summarised in Table 7.5.1.
Table 7.5.1: St Ives density values

Domain	Density (t/m³)
Lake sediment (overburden)	1.5-1.7
Oxide (deeply weathered Archean)	1.7 -2.3
Transitional (weakly weathered Archean)	2.3-2.5
Black Flag sediments	2.6-2.7
Kapai Slate	2.8-3.0
Archaean felsic – intermediate igneous	2.7-2.8
Archaean mafic igneous	2.8-2.9
Archaean ultramafic igneous	2.8-3.1
Archaean gold mineralisation	2.7-2.8
Protorozoic mafic dykes	2.8-3.0
Note:
a)Source: St Ives CPR, 2024The Qualified person considers the bulk density testing to be adequate for mineral reserves and mineral resource estimation. The tonnage estimation based on the bulk densities appear to have little bias.
b)The qualified opinion is that bulk densities are consistent with lithology estimated over a +25 year mining history.
Source: St Ives CPR, 2024

8Sample preparation, analyses, and security
All of St Ives’ samples are assayed externally by Australian Laboratory Services Pty Ltd (ALS). ALS has a laboratory accreditation number (825). An agreement is in place for ALS to provide analytical services for all St Ives samples, including underground and open pit grade control, and exploration. Intertek is currently used as an umpire laboratory.
ALS is an independent testing, inspection, certification and verification company headquartered in Brisbane, Australia (Table 7.5.1 and Table 8.2.1).

Table 7.5.1: Analytical laboratory accreditation

Laboratory	Certificate number Accreditation number	Independent testing inspection
ALS Perth (Malaga)	ISO/IEC 1705, 825, 23001	Yes
ALS Kalgoorlie	ISO/IEC/1705, 825, 24872	Yes
Note:
a)Certificates were reviewed by the Qualified person
b)The Qualified person is of the opinion that the analytical laboratories are certificated and have sufficient process to minimise material errors
Source: St Ives CPR, 2024

All samples are submitted for gold analysis by Photon and fire assay supported by either screen fire assay or LeachWell analysis for certain mineralisation types. This is done to provide check assays and investigate any potential sample bias related to coarse free gold.
In 2022 St Ives commenced using Photon Assay as a standard analytical method for gold analysis. This methodology is considered preferable where coarse free gold is present. Test work completed over the past three years has demonstrated that the assay method is robust. Photon assay allows large samples to be measured and provides a true bulk reading independent of the chemical or physical form of the sample. Using uniquely numbered sample jars, the process is completely non-destructive, and samples can be retained for further analysis if required with significant reduction in turn-around times.
There is a security gate and swipe card system to account for all mine personnel and numerous security video cameras placed around the site. Deposits known to contain visible gold renders the drill core susceptible to theft; however, the risk of sample tampering is considered low. Bagged samples are transported from a secured locality at the Property by a St Ives owned truck to the laboratory facility for further preparation and assaying.
All samples received by the laboratory are physically checked against the despatch order and St Ives is notified of any discrepancies prior to sample preparation commencing. No company personnel are involved in the preparation or analysis process.
8.1Sample preparation
All samples are sorted on arrival at the laboratory and checked against the accompanying documentation, weighed and the sample numbers entered into LIMS (Laboratory Information Management System). St Ives is notified of any discrepancies prior to sample preparation commencing. Bar coded sample labels and worksheets are used to control the workflow through the sample preparation and analytical phases. Samples are dealt with sequentially as per the instructions from St Ives. The samples within the calico bags are placed in a drying oven and dried at 105 °C.
Sample preparation is carried out according to the following procedure:
For Fire assay;
•If required, as in the case of DD core, the samples are processed through a jaw crusher to 2/3 mm (90 % passing). If the resulting crushed product is greater than 3 kg, the sample is split using either a stainless steel riffle splitter or a rotary splitter. A 3 kg split is taken and pulverised to 90% passing 75µm in a LM-5 pulveriser.
•A 250-300 g scoop of pulverised sample is placed in a labelled paper sample bag for analysis and the remainder of the pulp is stored at ALS for 3 months to allow for further analysis if required i.e. umpire assays before being returned to St Ives for cataloguing and storage.

For Photon Assay;
•Where required (drill core), the samples are crushed to 90% passing 3 mm.
•A 400-600 g scoop of the crushed sample is placed in a labelled Photon Assay Jar for analysis and the remaining of the residue is stored for 3 months before being returned to St Ives's for cataloging and storage.
The Qualified person considers sample preparation procedures used by external laboratories contracted adequate for reserve and resource estimation. Laboratories used are all accredited with robust internal QAQC procedures. Sample preparation is subject to regular audit by St Ives and has its own QAQC procedures in place to ensure sample preparation is completed correctly.
The Qualified person has reviewed the sample preparation and security procedures. The sample preparation is found to be adequate with effective supervision and in line with industry standards. No material bias is indicated that could potentially impact the sampling preparation and analysis. Sample security enforcement is reliable with low consequence if in the unlikely event of security protocols failure.
8.2Sample analysis
Samples submitted to the ALS are analysed by the following standard, analytical methods:
•Gold (ppm) by 50 fire assay with an atomic absorption spectrometry (AAS) finish (AA25 or AA26) and for low level (ppb) gold (AA22). The pulverised sample is weighed and mixed with a fluxing agent. In addition to the flux, Lead is added as a collector. The sample is then heated in a furnace where it fuses and separates from the collector. The Gold is then extracted through a process called cupellation and analysed.
•General geochemistry of a 56 element package (including rare earth elements) by inductively coupled plasma (ICP) analysis (ME-MS61r). The sample is digested with an acid. The residue is topped up with dilute hydrochloric acid and analysed by inductively coupled plasma-atomic emission spectrometry.
•Gold (ppm) determined through LeachWell analysis specifically targets ore sources with an expected higher coarse gold component (paleochannel). This is currently completed at ALS Perth. Samples are dried, pulverised and weighed into jars. An equal or greater known weight solution containing cyanide, Leach WELL and NAOH is then added to the jar. The jar is then rolled or tumbled for at least an hour then allowed to stand for approximately ten minutes until a layer of clear solution is available for sampling and reading by Atomic Absorption Spectrometer. The grade of the original is calculated from the solid/solution ratio and the AAS reading.
•Photon Assay – Samples are crushed to a nominal 3 mm then load into barcoded jar. Place jar into automated conveyor. Samples are hit by a high energy X-ray source enabling gold atoms to be detected and counted
The Qualified person considers analytical procedures used by the external laboratories contracted adequate for mineral reserve and mineral resource estimation. Laboratories used are all accredited with robust internal QAQC procedures. Analytical method is subject to regular audit by St Ives and has its own QAQC procedures in place to ensure sample preparation is completed correctly.
The Qualified person has reviewed the certificates and is of the opinion that the analytical laboratories are certificated and have effective process and protocol in place to ensure quality control and assurance and minimise any material errors.
Table 8.2.1: Analytical laboratory accreditation

Laboratory	Certificate number Accreditation number
Australian Laboratory Services (ALS) Kalgoorlie	ISO/IEC 17025, 825, 24872
Australian Laboratory Services (ALS) Perth, Malaga	ISO/IEC 17025, 825, 23001
Source: St Ives CPR, 2024

The Qualified person has reviewed the certificates and is of the opinion that the analytical laboratories are certificated and have effective process and protocol in place to ensure quality control and assurance and minimise any material errors.
8.3Quality control and quality assurance (QA/QC)
QA/QC is an integral aspect of the entire sampling and assaying process. It provides a measurement into the reliability of the collected data and specifically an understanding of the accuracy and precision of the results. QA/QC monitoring ensures that best practice is followed throughout the drilling, sampling, preparation and analytical processes.
St Ives has implemented a comprehensive QA/QC system, comprising of both written procedures and consistent monitoring by the geologists on site and the resource geology group supported by internal and external audits.
Most of the assay work is completed by ALS in Kalgoorlie under a formal contract. Routine interaction and periodic meetings are held between St Ives staff and ALS management to ensure all obligations are met, with at least one laboratory audits per quarter. An example of the audits completed from January 2024 to September 2024 is shown in Table 8.3.1.
St Ives’ QA/QC protocol comprises the routine insertion of certified reference materials (CRM), duplicate samples and blanks to ensure sample quality. The QC sample types are summarised in Table 8.3.2.
St Ives’ procedures guide the responsible geologist regarding the minimum frequency of QC samples to be inserted into their sampling programs. This is controlled during sample register creation and monitored continuously by the QA/QC data controller and by the project geologist during drilling.
The QC samples are inserted at a rate of 1 in 20. The responsible geologists can insert more QC samples if required. All standards used are CRMs that have been subject to internal ‘round robin’ analyses. Quartz washes (barren material) are inserted between and after extremely high-grade samples to prevent any carry over during sample preparation.
Table 8.3.1: Laboratory audits

DATE	AUDITOR	LABORATORY	AUDIT CONCLUSIONS
10/04/2024, Q1	S. Blechynden	ALS Kal West - Photon	2x Photon units operational. Noted AGM samples being processed via manual crush/photon. Facility very clean
18/04/2024, Q1	S. Blechynden	ALS Kal East - FA	No identifiable sample loss through sample preparation. LM2/5s in good condition, all new lids/seals. 8X Orbis crushers installed & cameras set to each workstation. No GFA samples being processed at time of audit. Pb retention at separation still evident, however unsure if GFA samples, and or how problematic/consistent the issue is. Some button size concerns during audit, however weighed within acceptable range. Flux dispenser requires calibration as a weight check for a 50g charge was lower than the recommended weight set in ALS procedure
08/03/2023, Q1	S. Blechynden	Intertek	Fill factor is important in combating bias. Low sample volumes – only 2 of the 4 photons running at time of audit
06/06/2024, Q2	S. Blechynden	ALS Kal East - FA	Audit areas of interest had no identifiable actions or concerns. 2x new AAS machines installed, replacing some of the older ones. No crushing performed during audit. All sample prep in good order. LM-2s are used at Kalgoorlie East to pulverize any jars (500g) that may be unreportable through Photon due to high Bromine
13/06/2024, Q2	S. Blechynden	ALS Wangara - Prep	Only LM-2s utilized for GFA ME samples, unless fibrous then fibrous prep is used. Camera’s now installed throughout the facility. No identifiable concerns
14/6/2024, Q2	S. Blechynden	Intertek	Discussed low bias via Photon, Matthew indicated improvement. No issues with sample receival. No actions identified

05/06/2024, Q2	S. Blechynden	ALS Kal West - Photon	Robo crushers sizing analysis done from previous shifts-all passed. Drying ovens quite dirty. Internal balance checks have missed one balance. Only SIGM samples being processed at time of audit. No other concerns identified
20/09/2024, Q3	S. Blechynden	ALS Kal East - FA	Lab is quiet, processing approx. 15,000 samples per month. No GFA samples processed at time of the audit. No sorting/crushing/firing/weighing during audit. 1x action c1000 bowl lid seal worn. Due to lack of work it’s clear a lot of maintenance has been completed, most furnaces have been given birthday’s, all lids/pucks in good condition, minimal sample loss identified during the audit
20/09/2024, Q3	S. Blechynden	Intertek	Very few GFA samples processed during audit. No GFA samples fired during audit. Intertek have introduced LSD (Linear sample divider) into their smart crushers, said to be more accurate, (Minimising bias). Intertek currently involved in R&D for FA Bismuth PM collection, apparently BV are moving to the Bismuth collection also. Kcals print outs no longer available, only a ticked box in green to indicate the calibration has passed. Matthew indicated bias still evident though has improved.No identifiable actions during audit.
20/09/2024, Q3	S. Blechynden	ALS Kal West - Photon	All sizing checks passed 9 in total for both AGM/SIGM. More robust sizing/crusher adjustment processes now in place – daily logbook introduced. Brendon Wilson (Manager) will be leaving early next year; Phil Scott will be entertaining lab visits/audits. ALS will not be replacing Brendon; Phil Scott as the Coordinator will take over Manager duties. Lab is quite busy @ approx. 55,000 per month, however Bredon stated the lab could potentially process up to 110,000. TAT on track. Bias still evident, Chrysos still investigating. The past 2yrs ALS West has been given a swathe of actions, and I can say they are finally bedding in quality processes/training.No actions actioned for Q3
Source: St Ives CPR, 2024

Table 8.3.2: Quality control type summary

Sample description	QC Stage	Comments
Field duplicate	Monitors sample source and sampling procedure	Duplicate sample taken identically as the original sample (½ core; RC: duplicate split taken in field)
Laboratory duplicate	Preparation	Repeats taken by ALS to monitor the laboratory process
Coarse crush duplicate	Preparation after jaw crush, but before pulverising	Implemented October 2013 to ensure that whole diamond core samples can get a representative duplicate
Standard/Blank	Analytical	Certified sample of known concentration: pulps (standards), coarse crushed matrix-matched basalt (blank)
Pulp and coarse re-assay	Analytical	Repeated re-assay on the analytical pulp or coarse material as requested by the QA/QC geologist from a QC failure or as a lab check
Pulp and coarse crush umpire	Analytical (at the end of a program)	Random subset of pulps and coarse material sent to an umpire laboratory to ensure analytical accuracy and precision
Source: St Ives CPR, 2024
To monitor accuracy across grade ranges, low, medium and high-grade CRM samples are inserted at relevant intersections. All sampling and quality management is supervised by the geologist responsible for the drilling program. If required, the responsible geologist may increase the quantity of QC samples.
For DD core, half of the original core is retained as a duplicate and a duplicate split is taken from the cyclone splitter for RC samples. Crush duplicates and pulp duplicates are taken during the sample preparation process and re-assayed by the primary laboratory. The rate of insertion for crush and pulp duplicates is 1 in 20.

Secondary check analyses through umpire sampling are completed with pulverised duplicate or coarse crush samples submitted to an independent umpire laboratory. The umpire sampling program covers both site wide as well as project specific data. No systematic long term sample bias has been identified from the umpire sampling process.
ALS routinely insert their own blanks and two CRMs per batch. These QA/QC results are available for review by St Ives.
QA/QC samples are analysed through the same process as all samples, and upon completion these assay results are loaded into the database and evaluated against the QA/QC pass and fail criteria.
Results for all QA/QC samples from every laboratory batch are analysed to determine assay accuracy, precision and repeatability. Assays which return results outside a standard set of control guidelines are flagged automatically and a warning notification is sent to the responsible geologist. If a batch fails, it is quarantined in the database until the geologist concerned has examined the data and determined the course of action. All QA/QC results are collated and reported monthly to the geology team. The data analysed includes sample size (weight), CRM and blank performance and duplicate behaviour.
All geologists receive training in QA/QC and use the acQuire program to evaluate the data and are expected to actively monitor and maintain the quality of the data they are producing.
No systematic long term sample bias has been identified from the QA/QC process. The data applied to the mineral resource estimates demonstrates sufficient accuracy and precision as deemed by the Qualified person.
The Qualified person’s opinion on the sample preparation, analyses and security is:
•The sample collection, preparation, sample analyses and security procedures have been reviewed. These elements are found to be adequate with effective supervision and in line with industry conventional or leading standards. No material bias is indicated that could potentially impact the sampling preparation and analyses.
•The certificates have been verified and the analytical laboratories have effective process and protocol in place to ensure quality control and assurance to minimise any material errors.
•Sample security enforcement and custody measures are reliable with low consequence if in the unlikely event of security protocols failure.
•All the procedures are appropriate to ensure the validity and integrity of the analytical results.
9Data verification

9.1Procedures
Gold Fields applies industry-standard practices, emphasising compliance through established protocols, audits, and verification procedures. Key components include measures to verify data validity, accuracy, completeness, timing, and segregation of duties.
Geological data from field activities and laboratories are verified using specialised data entry and database management systems. These systems facilitate daily validation, with dedicated personnel correcting errors and approving data entries. These protocols aim to minimise material errors and align with industry standards.
Drillhole data is electronically stored using secure database software with validation tools that detect overlapping intervals, excessive deviations, and depth inconsistencies. Non-compliant data is excluded from estimates. Comparisons between drilling techniques assess potential biases, and historical data without QA/QC is evaluated against recent data to determine suitability.

Sampling processes use structured data management tools to capture and monitor information. Laboratory dispatches link data via electronic files containing assay and quality control details. QA/QC measures include blank sample checks, duplicate validations, and analytical method comparisons. External audits periodically confirm data integrity.
Survey data undergoes manual checks, including re-surveying drillhole collars using differential GPS systems and verification with licensed surveyors. Additional validation methods, such as gyroscopic surveys, may be applied to improve confidence.
Data with unresolved errors or verification concerns is excluded from evaluations.
9.2Limitations or failure to conduct verifications
The data verification process adheres to industry practices, and no failures to conduct verifications have been identified. Verification steps were consistently applied, including data screening, validation, and quality assurance measures.
Historical data without QA/QC protocols was assessed through statistical comparisons with recent data to identify trends, inconsistencies, or biases. Discrepancies were either addressed through additional verification steps or excluded from use. Some uncertainties remain, such as the fact that older data cannot be fully validated.
Survey methods generally produce reliable results, with alternative techniques employed where necessary to improve confidence.
9.3Property specific verification details
Each property may have unique verification procedures, limitations, or actions that are material to data accuracy and reliability evaluation. For this property.
•No material deviations from standard verification procedures were identified.
•All data validation steps followed established protocols and adhered to industry standards.

9.4Qualified persons opinion
The Qualified Person reviewed the verification protocols and considers them adequate to ensure data accuracy, reliability, compliance with industry standards, and minimisation of material errors.

10Mineral processing and metallurgical testing
10.1Testing and procedures
10.1.1Background
The St Ives mining operations currently includes the following:
•Two operating underground mining complexes; Invincible and Hamlet.
•Two operating open pit mines; Invincible Footwall South and Swiftsure
•Multiple potential future open pits mineral reserves; Pistol Club, Justice, Santa Ana, Trinidad, Bahama and APN.
•Multiple mined ore stockpiles e.g. Neptune, Thunderer and Delta Island.
The various ore sources are all treated in the one processing facility, being the Lefroy Plant, which consists of a primary crusher, single-stage SAG mill, gravity recovery circuit, leaching, CIP, carbon elution, and gold refining processing stages.

Due to the blending of multiple ore sources into the crusher and mill feed, it is difficult to use existing plant performance information to assign directly to a single ore source and/or type. Therefore, plant forecasting is largely based upon results emanating from metallurgical test work carried out on geological core samples. However overall plant recovery performance is tracked against the expectations derived from the test work, to check for significant variances or discrepancies.
It should be noted that the following sections may refer to results associated with deposits that have not been disclosed as Reserves as 31 December 2024.
10.1.2    Metallurgical sampling & testing
Routine metallurgical recovery test work is undertaken on geological core samples selected from potentially prospective mineral reserve areas. Upon definition of discrete geological domains or lithologies, individual composite samples of diamond drill (DD) or reverse circulation (RC) are selected and collected by the relevant geologist for subsequent laboratory-scale metallurgical test work. Samples are typically composited from the DD or RC samples to obtain single continuous mineralised intercepts (including expected internal and external ore dilution) from a known single spatial location, typically (and more recently) representing single geological domains or lithologies.
The number of samples selected per potential mineralisation source is approximately based upon the nature (size and geological homogeneity) of the orebody, the study stage (i.e. scoping, pre-feasibility or feasibility), and the variability of the metallurgical recovery response, when known. For reference, St Ives follows the Gold Fields Australia Metallurgy Test work Sampling Guideline (Controlled Document GFA-ENG-ID010) issued in 2020.
The samples are dispatched to an independent third-party laboratory for metallurgical testing, currently ALS Metallurgy, Balcatta, Western Australia which is an accredited laboratory. The Gold Fields standard test work protocol is designed to reasonably reflect the performance of the existing process plant and typically includes:
•Head analysis multi-elemental scans (including Au (gold), Ag (silver), Cu (copper), As (arsenic), C-suite (carbon), S-suite (sulphur), Hg (mercury), Sb (antimony), Te (tellurium) and quantified x-ray diffraction (QXRD) analyses.
•Acid mine drainage (AMD) analysis, being Total S, Acid Neutralisation Capacity (ANC), Net Acid Generation (NAG), Total Acid Production Potential (TAPP), Net Acid Production Potential (NAPP), Net Acid Generation (NAG), and pH.
•Comminution characteristics including crushing work index, abrasion index (Ai), Bond BWI and SMC SAG milling parameters. (conducted only on DD core samples)
•Gravity recovery estimation by laboratory Knelson recovery, followed by mercury amalgamation of concentrate.
•Leaching profile of gravity/amalgam tails, including leaching profile of Au, Ag, Cu, pH, dissolved oxygen (DO), and free cyanide.
•Multi-elemental inductively coupled plasma mass spectrometry (ICP) scans of final leach solution.
•Leach solids residue analysis for Au, Ag and Cu.
•Slurry viscosity testing for oxide samples
•Diagnostic analysis of tailings residue if warranted.
For extensions to currently mined projects or the re-establishment of former mines, existing historic test work is reviewed for sample representation across the remaining orebody, and additional samples are sought when required.
Metallurgical test work programs are ongoing at St Ives, based upon progressive drilling and the definition of new or existing mining area extensions that are associated with the mine’s exploration programs. Recent metallurgical programs undertaken in 2024 included test work carried out on core samples taken from extensions of the Invincible underground mining complexes, and the Trinidad, Santa Ana, and Pistol Club open pits.

For St Ives, the test work methodology was altered in early 2021 to exclude the sulphides scavenging and regrinding test work steps, since this section of the plant was recently decommissioned due to poor reliability and performance. This change to the test work methodology has potentially slightly lowered the gold recovery test results for sulphide (fresh ores) but is considered to provide a better representation of the actual plant.
Metallurgical studies commenced in 2023 to investigate the potential benefits to selected fresh ores of sulphides scavenging by gravity separation and regrinding.
St Ives collaborated with Mineral Technologies to develop a modular spiral pilot plant, which was installed in December 2023 and commissioned in January 2024. The pilot plant test work comprises three key modules: desliming, spiral separation, and fine grinding. Flow measurements and composite samples from the pilot plant operation were analysed to establish a mass and gold balance. The results obtained from the pilot plant test work were used to inform the 2024 Sulfide Gold Recovery Project Feasibility Study, which confirms that implementing a sulfide gold recovery circuit is both technically and economically feasible.
Fine grind size and leach recovery were identified as dominant factors for optimising gold recovery, as presented in Figure 10.1.1. Analysis of the jar mill grindability test data on the spiral concentrate has shown that a Vertimill with 375 kW installed power and throughput of 25tph is estimated to achieve a fine grind P80 of 41μm. This equates to a spiral concentrate leach recovery of approximately 72.6%.
The pilot plant data and grindability test work was combined with daily metallurgical accounting to estimate the additional gold recovery achievable at full scale. Statistical analysis of the dominant life of mine ore body, Invincible ore, revealed a calculated gold recovery benefit of 1.46% ± 0.12%.
Figure 10.1.1 Spiral Concentrate Leach Test Results

ALS Gold Leach Recovery v Grind Size
Gold Leach Recovery (%)
100
90
80
70
60
50
40
30
20
10
0
0
10
20
30
40
50
60
70
80
90
100
p80 (micron)
y = -0.5385x + 97.587
R² = 0.9929
y = -0.5853x + 96.631
R² = 0.9968
Leachwell Tests
Direct Cyanidation
Linear (Leachwell Tests)
Linear (Direct Cyanidation)

Source: St Ives Sulfide Gold Recovery Pilot Plant Analysis, 2024

10.2Relevant results
The following report sections summarise the available metallurgical test work concerning the reserves.

10.2.1Sample head analyses
Table 10.2.1 shows a summary of the average sample head analyses grouped by underground reserves mining areas. The underground ore samples are reasonably consistently enriched in sulphide sulphur, carbonates, calcium (Ca) and magnesium (Mg); and contain relatively low concentrations of organic carbon (C organic), copper (Cu), lead (Pb), zinc (Zn), arsenic (As), mercury (Hg) and antimony (Sb). The Invincible underground area samples are relatively enriched in tellurium (Te).
Table 10.2.1: Summary of St Ives underground mine areas average sample head analyses

Species	UOM	Invincible South	Invincible Deeps	Invincible UG	Invincible Footwall South	Hamlet North
		Fresh	Fresh	Fresh	Fresh	Fresh
Count	No.	45	14	13	30	12
Au	ppm	8.19	8.70	4.62	3.31	9.72
Ag	ppm	1.11	0.98	0.69	0.67	0.68
As	ppm	9	12	10	13	<10
Al	%	8.79	10.21	6.51	7.01	6.51
Ba	ppm	698	749	623	596	380
Be	ppm	<5	<5	<5	< 5	<5
Bi	ppm	<10	15	10	< 10	<10
C total	%	1.24	0.94	1.23	0.82	1.77
C organic	%	<0.03	<0.03	<0.03	0.11	<0.03
Ca	%	2.79	2.77	2.88	1.17	5.63
Cd	ppm	<5	<5	<5	< 5	<5
Co	ppm	21	23	21	20	43
Cr	ppm	122	100	103	157	103
Cu	ppm	45	61	67	56	89
Fe	%	3.60	4.16	3.92	2.93	7.53
Hg	ppm	0.11	0.16	0.24	<0.3	<0.4
K	%	1.29	1.56	1.30	1.27	1.02
Li	ppm	42	94	53	24	19
Mg	%	1.57	2.25	2.02	0.87	2.92
Mn	ppm	755	640	684	602	1142
Mo	ppm	4	6	3	7	<5
Na	%	4.30	4.28	4.25	4.03	3.19
Ni	ppm	82	93	87	61	45.4
P	ppm	757	729	746	540	550
Pb	ppm	27	37	43	14	10
S total	%	1.18	1.11	1.07	0.86	1.25
S sulphide	%	1.06	0.91	0.84	0.63	0.87
Sb	ppm	2.19	2.45	2.70	1.79	0.14
Sr	ppm	632	669	626	329	170
Te	ppm	5.1	8.0	4.4	1.8	0.4
Ti	ppm	2789	3157	3092	2660	4667
V	ppm	77	94	91	70	179
Y	ppm	<100	<100	<100	< 100	<100
Zn	ppm	68	108	108	38	77
*excludes 2021 data due to unit of measure in ppm
Source: St Ives CPR, 2024

Table 10.2.2 and Table 10.2.3 show a summary of the St Ives open pit’s ore samples average head analyses. Observations of the open pit’s ore samples results, potentially relevant to mineral processing, includes the following:
•Neptune (oxide) – relatively enriched in copper (Cu) and organic carbon.

•Neptune (fresh) – relatively enriched in copper (Cu), zinc (Zn), and sulphide sulphur (S sulphide).
•Justice (mixed) – relatively enriched in molybdenum (Mo), nickel (Ni), and lead (Pb).
•Invincible (mixed) – relatively enriched in antimony (Sb), tellurium (Te), and lead (Pb).
•Incredible (mixed) – relatively enriched in antimony (Sb), and lead (Pb).
•Pistol Club (oxide) & Trinidad (mixed) – slight relative enrichment in mercury (Hg).
•Clifton (mixed) – relatively enriched in copper (Cu) and zinc (Zn).

Table 10.2.2: Summary of St Ives open pit mine areas average sample head analyses – 1 of 2

Species	UOM	Neptune		Santa Ana	Pistol Club	Invincible Pit	Justice	Incredible
		Oxide	Fresh	Mixed	Oxide	Mixed	Mixed	Mixed
Count	No.	14	10	6	13	27	10	4
Au	ppm	1.74	2.39	12.68	2.05	5.35	3.58	1.46
Ag	ppm	0.64	1.06	1.98	<0.3	0.99	2.00	0.45
As	ppm	32	14		17	17	<5	15
Al	%	7.67	11.55		5.05	6.70	5.97	6.93
Ba	ppm	188	286		119	993	784	850
Be	ppm	<20	<5		<20	<20	<5	<20
Bi	ppm	20	<10		<25	<25	8	25
C total	%	0.40	1.66		0.23	1.19	0.86	1.14
C organic	%	0.20	0.08		0.15	0.05	0.04	<0.03
Ca	%	0.13	5.79		287	2.32	1.69	3.01
Cd	ppm	<5	<5		<20	<20	<5	<20
Co	ppm	56	54		52	30	37	25
Cr	ppm	394	336		852	139	750	106
Cu	ppm	237	735	112	60	56	65	44
Fe	%	5.70	8.57		4.24	3.63	4.02	3.75
Hg	ppm	0.12	0.12		0.42	0.11	0.07	0.06
K	%	0.46	0.90		2503.85	1.02	0.80	1.97
Li	ppm	26	18		20.38	50	19	33
Mg	%	1.08	2.61		2.70	1.78	4.59	1.51
Mn	ppm	472	632		540	584	409	615
Mo	ppm	6	16		<20	<20	1817	<20
Na	%	2.72	2.48		2.12	4.44	4.08	2.58
Ni	ppm	160	154	170	258	101	354	100
P	ppm	245	625		211.54	694	930	938
Pb	ppm	14	12		10	112	124	75
S total	%	0.87	4.39		0.21	0.88	1.73	0.57
S sulphide	%	0.47	3.66		0.03	0.77	1.72	0.47
Sb	ppm	0.64	0.31		0.78	41.85	0.30	61.50
Sr	ppm	51	219		20	701	233	333
Te	ppm	1.2	1.9		< 0.2	8.7	3.0	0.4
Ti	ppm	3414	2240		4108	2815	2560	3000
V	ppm	122	102		123	88	137	83
Y	ppm	<100	<100		<100	<100	<100	<100
Zn	ppm	128	415		82	79	64	71

Table 10.2.3: Summary of St Ives open pit mine areas average sample head analyses – 2 of 2

Species	UOM	Trinidad	Swiftsure	Delta Island South	Clifton	Idough East	Thunderer

		Mixed	Mixed	Mixed	Mixed	Mixed	Mixed
Count	No.	15	11	8	3	3	6
Au	ppm	2.91	11.48	3.21	1.23	0.82	3.62
Ag	ppm	<2	1.64	0.66	<2	<0.3	<1
As	ppm	13	9	20	37	20	9
Al	%	<10	7.18	9.17	3.35	7.19	7.33
Ba	ppm	604	189	416	315	487	281
Be	ppm	< 5	<5	<20	<20	<20
Bi	ppm	< 10	<10	<25	<10	<25	<10
C total	%	1.13	0.89	0.27	0.68	2.12	1.29
C organic	%	0.06	0.07	0.06	0.13	0.09	0.10
Ca	%	1.92	1.48	0.72	0.70	3.98	2.29
Cd	ppm	< 5	<20	<20	<5	<20	<5
Co	ppm	32	58	38	63	60	46
Cr	ppm	349	530	325	347	225	340
Cu	ppm	134	156	66	533	127	90
Fe	%	3.97	5.19	6.75	10.97	7.72	5.21
Hg	ppm	<1	<0.1	0.06	0.10
K	%	1.71	1.14	0.83	0.90	1.70	1.15
Li	ppm	24	16	23	15	40	21
Mg	%	2.93	1.63	2.72	1.42	2.44	2.91
Mn	ppm	838	780	483	303	1367	594
Mo	ppm	< 5	<5	<20	10	<20	6
Na	%	2.40	3.57	2.88	0.59	1.46	3.75
Ni	ppm	104	215	109	128	107	110
P	ppm	520	925	669	300	292	110
Pb	ppm	24	24	9	45	73	15
S total	%	0.63	1.13	0.30	0.56	0.50	1.29
S sulphide	%	0.53	0.79	0.28	0.42	0.66	1.0
Sb	ppm	0.85	0.45	0.34	0.87	0.43	4.40
Sr	ppm	202	60	154	197	123	156
Te	ppm	1.85	1.7	2.5	0.8	1.1	0.7
Ti	ppm	2507	3022	3525	1467	4200	2011
V	ppm	90	168	142	52	190	143
Y	ppm	< 100	<100	<100	<100	<100	6
Zn	ppm	224	61	97	1731	165	52
Source: St Ives CPR, 2024
10.2.2Metallurgical recovery
A summary of the number and results of laboratory recovery tests carried out on samples taken from key selected mining areas is shown in Table 10.2.4. The average grades, tails and recoveries for each mining zone data is also shown for reference.
Table 10.2.4: Summary of metallurgical samples/tests quantities and summary of average recovery results

Mineral Reserve Area	No. of Samples Tested(1)	Average Grade of Samples(2)	Average Gravity Recovery	Average Tails Grade	Average Total Gold Recovery(3)	Lowest Total Gold Recovery	Highest Total Gold Recovery
	(No.)	(Au g/t)	(%Au)	(Au g/t)	(%Au)	(%Au)	(%Au)
Underground
Invincible South	45	7.45	47.18	0.39	94.81	85.50	98.44
Invincible Deeps	14	8.21	65.03	0.24	97.03	58.02	99.45
Invincible UG	13	4.37	44.89	0.30	93.24	83.73	97.93
Hamlet North	12	7.84	45.04	0.30	96.24	93.36	98.82
Open Pit
Neptune Oxide	14	2.41	65.61	0.13	94.72	56.01	99.45
Neptune Sulphide	10	2.46	28.91	0.28	88.80	67.76	97.94

Santa Ana	6	13.49	0.00	0.76	94.38	89.81	96.79
Pistol Club	8	1.61	26.84	0.06	96.21	83.40	99.40
Invincible	27	5.86	40.81	0.19	96.80	92.99	98.89
Invincible FW South	30	3.07	39.1	0.23	91.78	81.29	97.00
Justice	10	3.26	33.24	0.25	92.30	86.83	96.34
Incredible	4	2.01	47.67	0.10	95.15	90.66	96.99
Trinidad	15	3.24	49.21	0.12	95.51	90.10	99.80
Swiftsure	11	10.22	54.14	0.48	95.30	90.46	98.25
Clifton	3	1.41	36.24	0.23	83.71	78.69	98.35
Idough East	3	1.32	40.69	0.03	97.48	96.46	98.25
Thunderer	6	2.98	54.70	0.22	92.50	89.20	94.93
Notes:
a)For samples where multiple tests carried out at different conditions on a single sample, the result used for this table was selected for conditions considered to most closely match the plant
b)Grade reported is the back-calculated grade of the sample, based on gold mass balance
c)This recovery reported is for information and comparative purposes only and is not used for reserves calculations. Reserves are instead calculated on the basis of grade-recovery models
Source: St Ives CPR, 2024
Metallurgical recoveries are applied using recovery models which are informed by test work and historical processing performance. Some projects contributing to Mineral resources are estimated with a generalised recovery model. Recovery models are derived by visual fitting of the adopted form of model to the metallurgical test results by the site’s Project Metallurgist.
Table 10.2.5 lists the contribution of mineralisation sources with the recovery models applied for mineral reserve or mineral resource estimation.
Table 10.2.5: December 2024 recovery estimation models by ore source

Mineral Reserve Area	Recovery estimation model (Au=gold head grade)	Recovery Model Maximum
Open pits
APN	Recovery = 100 * [Au - (0.13560 * Au^0.94450)] / Au	93.6%
Clifton West	Recovery = [(Au - 0.010) * 92.20%] / Au	91.8%
Idough East	Recovery = [(Au - 0.100) * 98.70%] / Au	91.4%
Incredible	Recovery = [(Au - 0.100) * 97.70%] / Au	90.4%
Justice	Recovery = [(Au - 0.0415) * 94.70%] / Au	93.2%
Invincible	Recovery = [(Au - 0.050) * 96.70%] / Au	95.0%
Invincible South FW	Recovery = 100 * [Au - (0.06350 * Au^0.87050)] / Au	94.3%
Neptune Sulphide	Recovery = 80.6056 * Au^0.15374	88.2%
Neptune Oxide	Recovery = 80.6056 * Au^0.15374	88.2%
Pistol Club South	Recovery = [(Au - 0.050) * 99.50%] / Au	96.0%
Santa Ana	Recovery = [(Au - 0.115) * 97.20%] / Au	90.9%
Swiftsure	Recovery = 91.8357 * Au^0.01750	94.0%
Thunderer	Recovery = 100 * [Au - (0.10480 * Au^0.60830)] / Au	92.0%
Trinidad	Recovery = [(Au - 0.080) * 97.70%] / Au	94.0%
Underground
Hamlet North	Recovery = 100 * [Au - (0.06230 * Au^0.73420)] / Au	96.0%
Invincible UG	Recovery = 89.1416 * Au^0.02725	92.4%
Invincible Deeps	Recovery = 93.8311 * Au^0.01611	96.0%
Invincible South	Recovery = 100 * [Au - (0.11009 * Au^0.63329)] / Au	93.2%
Sirius UG	Recovery = [(Au - 0.070) * 86.90%] / Au	84.5%
Surface
Stockpiles	Recovery model designated per ore source
Source: St Ives CPR, 2024

10.2.3Ore hardness
The metallurgical testing program at St Ives includes ore hardness testing, typically being the crushing work index, abrasion index (Ai), Bond BWI (ball work index) and SMC (Steve Morrell Consulting) SAG milling parameters (A, b, Axb, Mia). To estimate mill throughput expectations for future reserve ores from the hardness test results, the Morrell Total Power method is used, which provides an estimate of overall grinding circuit power requirement in kWhr per tonne using the SMC parameters (SAG mill, Mia and Ball mill, Mib) which are calculated from the Bond ball work index (BWI) test and the SMC drop weight index test results.
The grouped ore hardness indices and total milling power draw requirement estimates are shown in Table 10.2.6, for a final grind size of 125 um.
Table 10.2.6: Summary of rock abrasion and hardness indices averages by deposit for St Ives samples

Mineral Reserve Area	Rock SG	Abrasion Index, Ai	JK drop weight Test, Axb	SAG Work Index, Mia	Bond Ball Work Index	Ball Work Index, Mib
	t/m3			kWhr/t	kWhr/t	kWhr/t
Underground
Invincible South	2.74	0.23	36.9	21.12	16.0	19.0
Invincible Deeps	2.74	0.12	45.3	17.91	12.6	14.5
Invincible UG	2.74	0.11	41.3	19.15	14.4	16.9
Hamlet North	2.82	0.08	41.8	18.89	10.8	11.8
Open Pit
Neptune Oxide
Neptune Sulphide
Santa Ana	2.56		68.6
Pistol Club South
Invincible	2.84	0.24	68.0		11.7	12.6
Invincible FW South	2.72	0.21	35.6	21.45	16.4	19.5
Justice	2.45	0.29	131.2	13.05	8.4	9.4
Incredible	2.77	0.16	46.6	19.75	21.7	26.1
Trinidad	2.44	0.10	243.7	10.15	12.6	14.5
Swiftsure		0.10	204.1		14.5	17.4
Clifton	2.62	0.20	65.6	14.00	12.3	14.0
Idough East					16.4	19.9
Thunderer	2.81		45.3		11.2	11.9
Source: St Ives CPR, 2024
From an operational perspective, the installed power capacity of the closed-circuit SAG mill, being 13 MW or 26 kWhr/t at 2024 typical mill throughput rates, exceeds the power requirements of the ores fed by a reasonable margin. Therefore, mill throughput at St Ives is typically not governed or constrained by installed mill power and is instead managed by feed blending on a short to medium term basis, considering mined ore supply availability, ore stockpile levels, material types, gold production targets, and the processing plant’s downstream constraints (e.g. leach/CIP flow rate capacity).
As such, currently the ore hardness test results are not used for the purpose of plant feed scheduling, but instead to keep check of the characteristics and mill throughput potential of the future ores as part of the pre-feasibility and feasibility level studies that are compiled and progressively undertaken as the existing mines develop, and new mines are identified.
10.3Plant Sampling
The Lefroy processing plant currently sources ore from several underground and open pit mining operations. Daily composite samples of plant feed and tailings streams are taken to assist in gold accounting on site. These are collected using a combination of automatic sampling stations as well as manual cuts using properly designed samplers. Analysis of the composites includes gold contained in solids, solution, and carbon. Solid sample composites are analysed using Photon Assay at ALS Kalgoorlie. Carbon sample composites are assayed using X-ray Fluorescence (XRF) Analyser at the onsite SIGM laboratory. Solution sample composites are assayed using DIBK extraction and an AAS finish, also at the the SIGM laboratory. All laboratory assaying procedures are aligned with standard industry practices.
Bullion samples are taken when required by vacuum sampling from each gold pour. These samples are used as an estimate prior to receiving official outturn assays provided by the Perth Mint. Gold shipments occur on a regular basis to minimise gold stocks held on site. All gold shipments are conducted by a registered security company in a completely secure environment inside the gold room.
In accordance with Gold Fields Plant Metal Accounting Standard, a gold in circuit survey is undertaken monthly to reconcile (by mass balance) and compare the back-calculated gold grade of the mill feed with the mill feed grade estimates obtained using plant samples and assays. The monthly variance between the assayed grade and the reconciled grade is monitored, and an investigation is required to be carried out if this variance exceeds the minimum allowable levels outlined in the Gold Fields Plant Metal Accounting Standard (Controlled Document GFA-ENG-STD004).
10.4Deleterious Elements
The test work procedures include analysis for elements that could be deleterious to plant recovery (e.g. base metals, arsenic, tellurium, antimony, organic carbon). The following sections describe how St Ives manages specific deleterious elements.
Cyanide-soluble Copper
Relatively higher concentrations of cyanide-soluble copper can be problematic to a gold leach/CIP plant, due to consumption of cyanide by the copper, and the generation of high concentrations of weak-acid dissociable (WAD) cyanide (CN) levels in plant tailings.
Some of the deposits at St Ives are enriched in cyanide soluble base metals, such as copper. There are specific known areas of problematic copper concentrations, including the Kapai Slate stratigraphic unit. This unit is intersected in Neptune (Stages 1, 2, 5 and 8) pit. The spatial location of this geological unit is known, and ores sourced from this area are separately stockpiled and lightly blended into the plant feed, to avoid problems with free cyanide concentrations and tailings weak-acid dissociable (WAD) cyanide (CN) levels exceeding those permitted under the International Cyanide Management Code (ICMC).
In 2019, St Ives commissioned a new INCO partial tailings cyanide detoxification circuit to help manage tailings WAD CN levels and permit ores with high cyanide soluble copper to be safely blended into plant feed.
The St Ives geological department checks exploration samples for cyanide-soluble copper as a precautionary measure.
Mercury
Some minor enrichment in mercury is evident in sections of the Pistol Club and Trinidad open pits, however the measured concentrations still average less than 1 ppm within the metallurgical samples. Gold room technicians are regularly tested for mercury (and arsenic) as a precautionary measure.
Clays
Some of the clays associated with the oxidised sections of the open pits can be problematic to slurry viscosity which reduces flowrate through the plant’s trash screens and CIP interstage screens, which can then limit plant overall capacity. Further to this, the clay ores can cause material flow problems through the crushing circuit, conveyor transfer points and chutes.

The mining areas and ores containing problematic clays are known, and these ores are separately stockpiled, to allow controlled blending into plant feed. Alternative means to feed the problematic clay material into the plant have also been investigated and options to improve addition rates are being progressed.
The future ore’s test work program includes slurry viscosity testing on oxide samples to guide the site metallurgists to judge the need and quantities to blend, or otherwise.
Pyrrhotite (and other reactive sulphides)
Some of the fresh ores (particularly Neptune pit) are known to contain elevated concentrations of reactive sulphides, such as pyrrhotite. If proportionately too much of such ores are included in the plant feed blend, the leaching circuits dissolved oxygen levels become too low, and gold recoveries are subsequently reduced.
Like dealing with cyanide-soluble copper and viscous clays, for St Ives the solution to this deleterious species is blending which aims to ensure that the plant’s oxygen supply capacity can meet the demand by the blended feed.
Preg-robbing carbonaceous materials
The Black Flag stratigraphic unit that runs through the St Ives leases is known to contain preg-robbing carbonaceous zones in places, that can be detrimental to gold recovery through a leach/CIP processing plant.
The location of the carbonaceous zones within the Black Flag unit is known to St Ives geology and is not known to be associated with the existing reserves.
Carbonaceous materials are also known to be associated with the Paleochannel units; however, this natural carbon is considered as being inactive and does not show the observable ability to irreversibly preg-rob cyanide-soluble gold in the plant. Such ores have been processed for many years at St Ives without demonstrable deleterious impacts.
10.5Metallurgical Risks
In the opinion of the Qualified person, the combination of a well-established processing plant with a known operating history of treating ores mined from the associated mining leases, together with the ongoing and active metallurgical test work program assessing core samples selected from future local mineralisation areas, provides a reasonable platform for estimating the associated metallurgical and processing modifying factors underpinning the 2024 reserves.
However, the reader should be aware that uncertainties remain, and some key potential areas of risk and uncertainty are discussed in the following sections.
10.5.1Sample Representativity
Metallurgical sample selection is an important aspect of the process of developing resources into reserves. The results of the test work undertaken on those samples are often used directly as input into plant performance estimates that are then used for the life of mine and reserve’s financial evaluations. It is important that the metallurgical samples are representatively selected, for example, to cover a suitable range of gold head grades, to consider the different geological lithologies and domains expected to be encountered, and to appropriately incorporate internal and external material dilution expected during the mining process. Individually testing different head grades ranges and geological domains improves the ability to see the metallurgical response variability of the orebody, which improves the ability to make better judgements and estimates about how the material could perform in the processing plant.
As new potentially economic mineralised areas are identified at the mine, the site’s exploration geologists and metallurgists will select a few, to several, core composite samples of each new mineralisation area, and submit to a commercial metallurgical laboratory for the undertaking of a defined test work program including, head assays, recovery, and physical properties analyses.
Whilst effort and care are taken with the sample selection process, there are practical constraints to samples numbers due to core availability and overall test work cost, and therefore it is not possible for the Qualified person to guarantee that the proposed reserves have been fully representatively sampled, and therefore some inherent uncertainty will remain.
10.5.2Laboratory Test Methods and Scale-up
The laboratory test results require scale-up to estimate performance through the industrial processing facility.
The metallurgical testing regime adopted has been specifically tailored to provide results that reasonably and practically represent the actual installed processing facility. This regime has been developed from experience gained over many years of undertaking such work, culminating in eventual mining, and processing of ores that have been historically metallurgically tested.
Gravity and leach recoveries achieved in the laboratory are assumed to be achievable within the plant. Overall laboratory recovery results are typically model-fitted to a bounded head grade relationship, and this resulting model is assumed to be reasonably achievable at plant scale.
Hardness properties are applied to the Morrell Total Power method to estimate grinding mill throughputs.
However there remains potential risk associated with the delivery of these metallurgical testing results associated with the differences between laboratory methods and full-scale processes, and miscellaneous and unidentified errors associated with undertaking the testing.
The selected laboratory (ALS Metallurgy, Balcatta, Western Australia) that is undertaking the metallurgical test work is highly regarded within the local gold mining industry, and has an established history of performing well, with both Gold Fields and the Qualified person.
No pilot-plant testing is carried out prior to reserve declaration and subsequent mining, and the metallurgical properties are based on bench scale test results only. The sample requirements and cost for pilot testing are considered as being prohibitive. However, given the relative simplicity of the St Ives processing facility, a history of successful operation, and in being consistent with practices adopted for other similar operations, it is the opinion of the Qualified person that pilot plant testing is not required for the estimation of plant modifying factors for the 2024 reserves.
Despite reasonable efforts and care in the application of scale-up factors and modelling methods, there remains some inherent uncertainty in actual performance of the industrial facility predicted from a small volume of small-scale laboratory tests. One of the key challenges in confirming scale-up is the practice of ore blending of the plant feed (undertaken to optimise overall performance of the plant) which can limit the quality of regular direct comparison of plant performance and laboratory test results over the longer term.
10.5.3Deleterious Elements
The routine metallurgical test work program includes detailed head analysis (multi-element ICP-MS scan) to check for quantities of potentially deleterious elements to the plant, such as mercury, arsenic, organic carbon, antimony, tellurium, base metals, etc.
Whilst this assessment is carried out on the limited number of metallurgical composite samples, it is not typically undertaken on individual exploration samples.
The multi-elemental assay results obtained from the metallurgical samples are used as a guide to identify if there are any deleterious elements at concentrations that would be of reasonable concern that could materially impact plant performance. If such a species is identified then the option to submit a larger number of individual exploration samples for detailed analysis, to better quantify and locate the deleterious species, is readily available.
However, it needs to be recognised that the relatively low number of metallurgical samples initially checked for deleterious elements means that some inherent risk remains of unexpectedly encountering such a species during subsequent mining and processing operations, despite such elements not being identified during metallurgical testing.

10.6QP opinion
The Qualified person is of the opinion that the data, sampling, and analytical procedures used are conventional industry practice and that analysis is expected to be adequate for recovery estimation.
11Mineral resource estimates
St Ives uses Datamine Studio RM (Release 2.0.66.0) as the primary mineral resource estimation software and is supported by Isatis and Snowden Supervisor. Leapfrog Geo is used for most of the Geological modelling and is supported by Datamine Studio RM.
St Ives’s mineral resources undergo an initial assessment through the application of a range of assumed technical and economic factors to ensure reasonable prospects for economic extraction. The in-situ cut-off grade has modifying factors applied and all material within the pit shell or MSO shape above the calculated cut-off grade is judged to have reasonable prospects for economic extraction. The mineral resources are 100 % attributable to Gold Fields and are net of production depletion up to 31 December 2024. The point of reference for the mineral resources is in situ gold mineralisation, except for underground mineral resources which include dilution associated with application of minimum mining width. Open pit mineral resources are confined to optimisation or design pits, and underground mineral resources are constrained to conceptual mining shapes.
11.1Mineral resources estimation criteria
11.1.1Geological model and interpretation
Historical interpretation was via plans, cross sections, oblique sections and long sections/projections plotted on site in appropriate orientations and spacing for each project. While this is still encouraged new technology is generally favoured to interpretate directly into the computer using appropriate views and software. Geological interpretations are routinely reviewed by senior geologists, corporate consultants, and external auditors to ensure they are appropriate and technically sound. Consideration will be given for some or all the following elements:
•Validated de-surveyed sampling data with geological logging and grade information plotted downhole.
•Topography.
•Mining excavations.
•Material type profiles (base of cover, base of oxidation, top of fresh rock).
•Existing geological information (lithology, structure, alteration, mineralisation).
•Block model information.
•Planned mining information (development/stope shapes or pit designs/ore block mark outs).
•Survey information (stations, lasers).
Geological mapping is used in conjunction with other available data used as the foundation for the geological interpretations. Where used, mapping data is georeferenced to ensure spatial correctness. These interpretations include but are not limited to alteration type and intensity, lithological host, structural orientation and quartz vein presence and abundance.
The information is loaded into spatial packages such as Leapfrog Geo® and Datamine® which visually plot multiple data sets simultaneously. This process, in combination with the regional geological understanding, provides the basis for producing reliable geological models.
The mineralisation modelling process (3D wireframing of geology) uses intersection width within the modelled data, regardless of drill angle intersection. Geological features, including topography, regolith, rock type and gold mineralisation are modelled using digital terrain models (DTM) and wireframes. Cross-cutting dykes and intrusives are accounted for if of sufficient size during the geological interpretation stage. In active open pit and underground operations, surveys of exposed geological features are incorporated into the models. All models are constrained by geological boundaries and where relevant, by surveys of existing open pit and underground excavations.
Geological interpretation and resource modelling at St Ives is an iterative process that evolves as new data and ideas become available. Generally, only one interpretation is submitted for mineral resource model evaluation and is the interpretation that most geologists would support. This is confirmed by ongoing peer, corporate and external audits, and reviews, which support the existing methodologies and processes while suggesting small improvements.
11.1.2Block modelling
3D block models are used to represent the volume of the in situ mineralisation and are constructed based on the geological interpretations. Volume is constrained by the wireframes and the block models utilises sub-celling to ensure the block model volume closely represents the volume of the wireframe model. The parent cell size applied in resource modelling at St Ives is dependent on the style of mineralisation, the selective mining unit and the drill spacing. Parent cells used for open pit resource models generally range from 20 m x 20 m x 5 m to 5 m x 5 m x 5 m. The underground parent cell size varies mostly from 10 m x 20 m x 20 m to 5 m x 5 m x 5 m. Sub-celling is set to 1 m where practical. Examples of the dominant parent cell and sub-cell block sizes used for each resource model are listed in Table 11.1.1.
Table 11.1.1: Summary of mineral inventory models

Model + Model name	Year	Parent block size	Min subcell size	Max subcell size
		(m)	(m)	(m)
isaug24a (Steep lodes)	2024-09-19	5x5x5 5x10x10 5x20x10 10x20x5 10x20x10	1x1x1	10x20x10
isaug24a (Bulk extensional)	2024-09-19	10x10x10, 10x20x5, 10x20x10	1x1x1	10x20x10
invfeb24a (Fenton)	2024-03-25	5x5x5, 5x10x10, 5x20x10	1x1x1	5x20x10
invfeb24a (Deeps)	2024-03-25	5x5x5, 5x10x10, 5x20x10	1x1x1	5x20x10
hnmar24a (Hamlet North)	2024-03-27	5x5x5, 10x10x10, 10x20x20	1x1x1	10x20x20
gn00624a (Neptune)	2024-01-07	5x5x5, 10x10x5, 20x20x5	1x1x1	20x20x5
ssjun22b (Swiftsure)	2022-07-21	10x10x10, 20x20x10	3x3x2	20x20x10
gsa0624a (Santa Ana)	2024-06-27	10x10x10, 20x20x10	2x2x2	10x10x10
Source: St Ives CPR, 2024

11.1.3    Compositing and domaining
The sample data is composited to regular intervals prior to estimation. This ensures that a consistent sample support is applied to the estimation. Samples, predominantly from Diamond and Reverse circulation drilling are composited to one metre intervals for broad mineralised zones which typically approximates the sample widths applied. For some narrow mineralised lodes, compositing may be applied to full lode width and the length corrected to reflect the true width across the lode. The composite length is a function of , data variance, deposit characteristics, parent cell size and mining method. The compositing method ensures no residual small lengths are created and that no sample portion is omitted.
The composited output drillhole assay file is coded by mineralised domain as defined by wireframe boundaries. Domaining is based on geological characteristics and a detailed investigation using histograms, cumulative histograms or probability plots is necessary to support the division into domains or sub-domains. The data from a domain is verified to make sure it can be treated to belong to one statistical distribution. Additional sub-domains are added where the distinct grade populations exist within the broader interpretation domains.
Bulk densities are assigned by domain as disclosed in Section 7.5.
11.1.4Top cuts
Top cuts are used to control grade outliers during estimation. Grade above a selected threshold are capped to the threshold, therefore retaining the high-grade nature locally while controlling the influence on the estimation.
Top cut analysis is carried out on composited data by reviewing population histograms, probability plots, mean and variance plots and the spatial distribution of each domain. A coefficient of variation (CV) value >1.5 normally signals the existence of outlier values and indicates the need for investigating and applying a top cut on the data or employing a sub domain strategy. Consideration is always given to the cut percentile and the cut mean compared to the uncut mean. The difference between the mean values is usually within 10%. Commonly the selected thresholds corresponds to the 97.5 to 99 percentiles of the distribution.
11.1.5Variography
To determine the spatial continuity of the mineralisation, variogram analysis is carried out on composited data for each domain. The process starts by understanding the major mineralisation directions as interpreted from the geological model. Thereafter, the continuity analysis involves evaluating a series of fans in three principal directions (horizontal, across-strike vertical and dip planes). The fans are used to generate variogram contours that are used to select the direction of maximum continuity. Each direction is used to determine the placement of the next plane. The selected strike, dip and plunge directions are used to locate the three orientations for which experimental variograms are produced.
The nugget variance is modelled against the downhole experimental variogram. The principal direction is modelled by generally fitting a nested spherical model to the experimental variogram. The other two minor directions are modelled last. To provide a better understanding of the underlying spatial model, extreme values are cut to remove unnecessary noise and/or the model is transformed into gaussian space. The variance values are normalised to a sill, which represents the population variance, and where transformed variograms are modelled, the back transformed parameters are used in estimation. This variogram model forms the basis of various estimation methods to represent the correlation between grades and the expected variability of grades with distance.
The modelled variability, particularly the direction, is tested against the geological interpretation to cross validate. This ensures geological understanding is the primary basis for determining spatial continuity.
The Qualified person’s opinion is that the variography studies are a practical reflection of the spatial continuity of the respective mineralization grades and their application to the geostatistical analysis is adequate to minimize uncertainty and to derive appropriate resource block models for use by the planning engineers to complete mine design and production scheduling.

Table 11.1.2: Summary of variogram parameters

Mineral resource	Main domain	Variable/	Variogram type	Variogram Direction	Nugget	Sill	Range1 (m)	Sill	Range2 (m)	Sill	Range3 (m)
isaug24a (Steep lodes)	10	Gold/3D	Spherical	338 > 29	0.43	0.38	21	0.19	100
				306 > -57			19		55
				240 > 15			3		11
isaug24a (Bulk extensional)	500	Gold/3D	Spherical	153 > -15	0.32	0.52	28	0.16	77
				80 > 46			21		26
				230 > 40			6		10
invfeb24a (Fenton)	431	Gold/3D	Spherical	148 > -10	0.35	0.58	16	0.07	129
				269 > -72			16		60
				55 > -15			4		15
invfeb24a (Deeps)	440	Gold/3D	Spherical	149 > -14	0.35	0.48	33	0.17	108
				101 > -69			27		50
				235 > 15			4		16
hnmar24a (Hamlet North)	602	Gold/3D	Spherical	228 > 54	0.28	0.56	47	0.16	118
				149 > -8			34		53
				65 > 35			6		18
gn00624a (Neptune)	63	Gold /2D/3D	Spherical	300 > 0	0.53	0.4	22	0.07	80
				35 > 0			18		34
				0 > -90			5		14
ssjun22b (Swiftsure)	300	Gold/3D	Spherical	260 > 0	0.27	0.47	21	0.27	40
				80 > 0			16		30
				0 > 180			8		15
gsa0624a (Santa Ana)	2	Gold/3D	Spherical	144 > -5	0.45	0.55	134
				36 > -74			61
				55 > 15			30
Note
1.The variogram parameters for only the primary domains are shown in the table
2.Normal scores transformed variograms are initially modelled before back-transformed, as they provide an efficient way of dealing with skewed gold distribution during variogram modelling
Source: St Ives CPR, 2024

11.1.6Grade estimation
Grade estimation techniques such as Ordinary Kriging (OK) and Simple Kriging are utilised at St Ives (Table 11.1.3). The grade estimation technique is selected based on the geological model, data spacing and variance, and statistical analysis of the grade data.
The directional ranges determined from the variography analysis are used to guide the search distances applied during estimation. The ranges are also used as an aid in mineral resource classification. Generally, if mineralisation is interpreted as open beyond the data extremities and provided there is geological support, the model will be extrapolated and extended beyond this data by a maximum of half the drillhole spacing. This portion will be appropriately classified.
A multiple pass approach is used for grade interpolation within the estimation domains. The first pass uses the optimised search parameters for the lode at the nominal drill spacing as summarised in Table 11.1.3. With each subsequent pass, the minimum number of samples is reduced, and the search volume is increased. This approach enables most blocks to receive a grade estimate within the domains. Octant searches are applied in some areas adjacent to underground development to mitigate sample clustering within the development.
Grades are estimated into block sizes (parent cells) optimised with respect to the nominal drill spacing. Dimensions of the parent cells are typically half to one quarter of the distance between drillholes at the nominal drill spacing. The parent cells are sub-celled to represent the volume within the domain. Different parent cells sizes are used in a model where there are distinct areas with different drill spacings.

Any model cells unsupported by data beyond the ranges of the variogram / search ellipse are not included in the mineral resource estimate.
The relationship between domains is assessed to determine how they are used during grade interpolation. Distinct domains utilise hard grade boundaries during interpolation. Where domains share similar gold distribution characteristics, a soft or gradational boundary is typically used for interpolation.
St Ives is a gold-only mine and as such no correlations between elements are made for mineral resource estimation. However, correlations of multi-element data are used to help classify different rock units for stratigraphic identification purposes.
The grade estimation techniques by resource model are presented in Table 11.1.3.
Table 11.1.3: Summary of mineral resource estimation parameters

Mineral resource	Domains	Search distances*	Min samples	Max samples	Estimator	Sample types	Top cuts
isaug24a (Steep lodes)	10	100 x 55 x 15	5	24	3D OK	DD FACE RC	65-160g/t
isaug24a (Bulk extensional)	500	77 x 26 x 15	5	24	3D OK	DD FACE RC	30-104g/t
invfeb24a (Fenton)	431	129 x 60 x 15	6	24	3D OK	DD FACE RC	0.7-120g/t
invfeb24a (Deeps)	440	118 x 57 x 20	6	48	3D OK	DD	0.7-120g/t
hnmar24a (Hamlet North)	602	118 x 53 x 18	10	30	3D OK and SK	DD FACE	7-170g/t
gn00624a (Neptune)	63	80 x 34 x 14	4	32	2D Accumulation 3D OK	AC RC SONIC DD	8-103g/t
ssjun22b (Swiftsure)	300	80 x 60 x 30	14	48	3D OK	RC DD	5-40g/t
gsa0624a (Santa Ana)	2	134 x 61 x 30	4	64	3D OK	RC DD AC	7-62g/t
Note:
a)Only mineral resource models with significant ounce contribution are listed above.
b)Estimation parameters are for main representative lodes only.
Source: St Ives CPR, 2024

The Qualified person’s opinion is that the variography criteria and application to the geostatistical analysis is adequate to minimise errors and to derive appropriate resource block models for use by the planning engineers.
11.1.7Selective mining units
The selective mining unit (SMU) size (i.e. the smallest volume of material on which ore and waste classification is determined) varies from approximately 2.5 mL x 2.5 mW x 2.5 mH to 10 mL x 5 mW x 5 mH in open pit operations, and from 10 mL x 3 mW x 10 mH to 40 mL x 20 mW x 40 mH in underground operations, depending on the scale of mineralised zones and the mining approach.
11.1.8Model validation
An established formal protocol for checking and validating models in in place at St Ives. The relevant geologist will complete the geological interpretation and resource model which is then reviewed and discussed with the senior staff member responsible for that area. Following any changes and modifications, the geology and associated resource model is formally peer reviewed. Any improvements arising from the peer review are updated prior to the model release.
Visual inspection and documented model reconciliations and reporting are the main procedures employed. This includes a review of sections and plans where models are checked for proper coding of drillhole intervals and block model cells. Interpolated grades are examined relative to drillhole composite values.
Other model validation checks carried out include:
•Wireframe vs. block model volume checks.
•Comparative statistics.
•Global bias and local trends in the estimate.

•Comparative checks of grades between other interpolation methods.
•Comparison of composite vs. block model mean grades.
•Swath plots.
•Global change of support.
•Analysis of estimation quality (Including Kriging efficiency and slope of regression).
The results of the peer reviews are formally documented, and a final model change authorisation is completed with all relevant parties signing off. Internal corporate and regional reviewers will review selected models with material changes. The implementation of past recommendations is also reviewed.
All files used for the resource models are stored in a dedicated project folder according to a formalised system incorporating naming protocols. Copies of peer reviews and model change authorisation forms are stored in a centralised electronic library for annual review.
St Ives also has an extensive and proactive grade control and reconciliation process to review operational planning against actual performance. This encompasses model performance, dilution, mining mix and grade distributions and are comprehensively tracked and managed for each individual mining operation on site. Monthly reports are compiled as part of monthly reviews, as well as tracking of the mine call factor and ore sources and submitted to corporate.
11.1.9Cut-off grades
Cut-off grades for mineral resources are based on St Ives’ current planning assumptions, updated annually, which are the best available estimates for forecast costs and metallurgical recoveries at the time of calculation. Gold price assumptions are provided by Gold Fields Group Technical. See chapter 16 for gold price selection detail.
Open pit
Cut-off grades are applied to modelled inventories which are constrained by mine planning processes, including pit optimisation. The cut-off grades used for the open pit mineral resources at St Ives by area are summarised in Table 11.1.
Table 11.1.4: Open pit resource cut-off grades

Area	Resource cut-off grade (g/t gold) ROM	Mining recovery (%)	Mining dilution (%)	Resource cut-off grade (g/t gold) in situ
APN	0.66	91 - 100	32 - 52	0.87 - 1.00
Bondi	0.71	98	50 - 52	1.07 - 1.08
Clifton	0.63	91 -99	25 - 32	0.79 - 0.83
Idough	0.66	91 - 99	25 - 32	0.83 - 1.00
Intrepide	0.69	99	25	0.86 - 1.05
Invincible	0.63	91 - 100	25 - 52	0.79 - 0.83
Invincible South Footwall	0.60	95 - 100	5 - 52	0.66 - 0.91
Junction	0.67	91 - 100	32 - 52	0.88 - 1.02
Justice	0.62	91 - 100	25 - 52	0.78 - 0.82
Pistol Club	0.65	91 - 100	32 - 52	0.86 - 0.99
Santa Ana	0.70	96 - 100	24 - 52	0.87 - 1.06
Trinidad	0.66	91 - 100	25 - 52	0.83 - 1.00

Yorick	0.72	91 - 100	25 - 52	0.90 - 1.09
Neptune	0.74	91 - 100	32 - 52	0.85 - 1.12
Note:
a)Historical stockpiles excluded
Source: St Ives CPR, 2024

The cut-off grade for open pit mines is calculated using the following formula:

[Ore Premium Mining Costs ($/t) + Process Costs ($/t) + Site G&A Costs ($/t)]
[Price x (100% - Ad valorem royalty rate) – Product related costs] x PRF x MCF x 0.03215075

Where:
•Ore Premium Mining Costs cover adjustments in ore haulage distances and differences in ore and waste drill and blast costs. All other mining costs are accounted for during the pit shell generation phase.
•Process Costs including sustaining capital.
•Site G&A Costs including off-site general and administration (G&A) costs directly related to site (e.g. accounting or payroll services).
•Price is the gold price per ounce.
•The Ad valorem royalty rate includes the Government of Western Australia 2.5 % and 0.9% for third party royalties.
•Product related costs include management fees, and refining costs per ounce.
•PRF is the plant recovery factor or metallurgical recovery as a percentage estimated at the cut-off grade.
•MCF is the mine call factor or the percentage of actual mill produced metal against the claim of metal produced.
•0.03215075 is the ratio of troy ounces per gram.
Open pit cut-off grades are the economic break-even grade for the processing of gold mineralisation within selected mineral resource pits.
Underground
The cut-off grades for the underground mineral resources at St Ives by area are summarised in Table 11.1.
Table 11.1.5: Underground mineral resource cut-off grades

Area	Resource cut-off grade (g/t gold) ROM	Minimum mining width (m)	Mining recovery (%)	Mining dilution (%)	Resource cut-off grade (g/t gold) in situ
Argo	3.5	3.0	90	20	4.2
Hamlet North	3.5	3.0	90	25	4.4
Invincible	2.6	3.0	93	20	3.1
Invincible Deeps	2.7	3.0	93	20	3.2
Invincible South	2.6	3.0	93	20	3.1
Invincible South (Deeps)	2.7	3.0	93	20	3.2

Invincible South (Bulk)	2.5	3.0	93	5	2.6
North Orchin	2.0	3.0	95	19	2.4
Source: St Ives CPR, 2024

The cut-off grade for underground mines is calculated using the following formula:

[Mining Costs ($/t) + Process Costs ($/t) + Site G&A Costs ($/t)]
[Price x (100% - Ad valorem royalty rate) – Product related costs] x PRF x MCF x 0.03215075

Further to the comment above for open pit mines:
•Mining Costs take account the mining method and area being mined inclusive of secondary development and sustaining capital.
Underground cut-off grades are applied to gold mineralisation which is defined in computer models after application of a mineable shape optimiser (MSO) routine which is provided in specialist mining software. MSO defines the shapes of volumes for underground extraction by applying minimum SMU and mining width criteria to gold mineralisation before cut-off grades are applied. The SMU and minimum mining width constraints applied in MSO reflect the mining methods appropriate to the location and geometry of gold mineralisation, and reflect current mining practices at St Ives.
11.1.10Reasonable prospects for economic extraction
St Ives mineral resources are based on initial assessments at a gold price of $1,725/oz. The basis for the mineral resource gold price is detailed in section 16. Initial assessments are conducted by applying mine optimisation processes with assumptions that account for geological, engineering (including mining and processing parameters), metallurgical, legal, infrastructural, environmental, marketing, socio-political and economic assumptions which, in the opinion of the Qualified person, are likely to influence the prospect of economic extraction. Mineral resources are disclosed based on economic optimisation at the mineral resource gold price and based on cost estimates and other modifying factors (geotechnical, mining dilution, mining recovery, processing recovery and royalties).
For open pit mineral resources, reasonable prospects for economic extraction are evaluated using pit optimisation processes available in specialist mining software.
For underground mineral resources, reasonable prospects for economic extraction are evaluated by economic evaluation of mineralisation in MSO shapes (section 11.1.4). MSO shapes which do not meet economic criteria (e.g. isolated shapes which cannot support the level of access development required to exploit them) are excluded in the course of evaluation. Minor volumes of gold mineralisation below cut-off within contiguous groups of MSO shapes are evaluated to determine if they would be extracted as part of a mining sequence. Potential interference between existing or planned mining areas is considered in the evaluation process and may result in exclusion of some gold mineralisation.
Although all permitting may not be finalised for some mineral resources, there is no reason to expect that these permits will not be granted based on existing processes and protocols.
The Qualified person has concluded that reasonable prospects for economic extraction have been demonstrated through an appropriate level of consideration of the potential viability of mineral resources and all issues relating to factors likely to influence the prospect of economic extraction can be resolved with further work. Mineralisation that has not demonstrated reasonable prospects for economic extraction is excluded from the mineral resource disclosure.

11.1.11Classification criteria
St Ives’ in situ mineral resources are classified as either measured, indicated or inferred in accordance with the definitions in Subpart 229.1300 of Regulation S-K.
The mineral resources at St Ives are classified as measured, indicated and inferred as defined in the SAMREC (2016) Code. Increasing levels of geo-scientific knowledge and confidence are generally based on geological understanding, grade variance, drillhole/sample spacing, mining development (amount of exposed and mapped mineralisation) and mining history.
The quality of the estimate is also considered and is based on the values and spatial distribution of kriging efficiency and slope of regression calculated during kriging.
Sources of uncertainty in the mineral resource estimate include global factors such as sample and analytical data suitability and quality, geological understanding, and mineralisation style. Other factors include geological and grade spatial continuity and grade variance. All these factors are considered when applying a resource confidence classification. In general, a measured or indicated resource must have a high level of data density, quality, and suitability with high confidence in the geological and grade models.
In general, the following criteria are used as a guide to definition of resource classification:
•Measured mineral resources:
oUnderground – minimum 10 m x 10 m DD hole spacing, developed, mapped and face and/or wall sampled. RC drilling may also be used, depending on the depth.
oOpen pit – 10 m x 10 m drill spacing for most of the pits up to 20 m x 20 m RC drill spacing supported by mapping and additional sonic drilling information where available. Dedicated aircore drilling may also be used to infill near surface regolith style mineralisation. A variety of drill methods will typically be used and statistically compared to ensure no sample bias between methods. Potential core recovery issues may limit the application of diamond drilling in highly broken or weathered near surface areas.
•Indicated mineral resources:
oMinimum drill spacing of 40 m x 20 m to 40 m x 40 m depending on geological and grade continuity (Paleochannel is more continuous and therefore the Indicated CLASS has wider spacing) .
oIf near surface, RC drilling may be supplemented with dedicated aircore and/or sonic drilling.
•Inferred mineral resources:
oMinimum drill spacing of 40 m x 40 m to 120 m x 120 m depending on geological and grade continuity.
Surface stockpiles include short term run-of-mine (ROM) and longer-term low-grade stockpiles. Stockpiles are disclosed based on pre-mining grade control and survey data, supported by monthly mine reconciliation processes at the time of mining. Surface stocks are therefore classified as a measured mineral resource.
Increased drilling density improves confidence in geological understanding and grade distribution. Some drill methods are more suited to certain styles of mineralisation and a combination of methods is generally used to understand and reduce the risk of sample bias. Advanced estimation techniques such as Simulation are used where possible to assist the process of identifying and quantifying risk. A higher resource category (e.g. measured) assumes a lower risk of actual variance against model estimates.
Table 11.1.6: St Ives mineral resource classification by area

Deposit	Classification	Average drill spacing X (m)	Average drill spacing Y (m)	Geological setting and mineralisation style
APN	Measured
APN	Indicated	80	20	Paleochannel and Archean Orogenic Gold
APN	Inferred	80	40	Archean Orogenic Gold
Bondi	Measured
Bondi	Indicated

Bondi	Inferred	40	40	Archean Orogenic Gold
Clifton	Measured
Clifton	Indicated	20	20	Archean Orogenic Gold
Clifton	Inferred	40	40	Archean Orogenic Gold
Idough - East	Measured
Idough - East	Indicated	20	20	Archean Orogenic Gold
Idough - East	Inferred	20	40	Archean Orogenic Gold
Idough - West	Measured	5	10	Archean Orogenic Gold
Idough - West	Indicated	20	20	Archean Orogenic Gold
Idough - West	Inferred	20	40	Archean Orogenic Gold
Intrepide	Measured
Intrepide	Indicated
Intrepide	Inferred	40	80	Archean Orogenic Gold
Open Pit - Invincible	Measured	10	10	Archean Orogenic Gold
Open Pit - Invincible	Indicated	40	40	Archean Orogenic Gold
Open Pit - Invincible	Inferred
Invincible South FW	Measured			Archean Orogenic Gold
Invincible South FW	Indicated	40	40	Archean Orogenic Gold
Invincible South FW	Inferred	40	80	Archean Orogenic Gold
Junction	Measured
Junction	Indicated	20	20	Archean Orogenic Gold
Junction	Inferred	40	80	Archean Orogenic Gold
Justice	Measured
Justice	Indicated	20	30	Archean Orogenic Gold
Justice	Inferred	40	60	Archean Orogenic Gold
Pistol Club	Measured
Pistol Club	Indicated	20	20	Paleochannel and Archean Orogenic Gold
Pistol Club	Inferred	40	40	Paleochannel and Archean Orogenic Gold
Santa Ana	Measured
Santa Ana	Indicated	20	20	Archean Orogenic Gold
Santa Ana	Inferred	40	80	Archean Orogenic Gold
Swiftsure	Measured	12.5	12.5	Archean Orogenic Gold
Swiftsure	Indicated	20	40	Archean Orogenic Gold
Swiftsure	Inferred
Trinidad	Measured			Archean Orogenic Gold
Trinidad	Indicated	20	20	Archean Orogenic Gold
Trinidad	Inferred			Archean Orogenic Gold
Yorick	Measured
Yorick	Indicated
Yorick	Inferred	80	20	Paleochannel
Argo	Measured	10	20	Paleochannel and Archean Orogenic Gold
Argo	Indicated	20	40	Paleochannel and Archean Orogenic Gold
Argo	Inferred	40	80	Paleochannel and Archean Orogenic Gold
Hamlet North	Measured	10	10	Archean Orogenic Gold
Hamlet North	Indicated	40	40	Archean Orogenic Gold
Hamlet North	Inferred	80	40	Archean Orogenic Gold
Invincible	Measured	10	10	Archean Orogenic Gold
Invincible	Indicated	40	40	Archean Orogenic Gold
Invincible	Inferred	40	80	Archean Orogenic Gold
Invincible Deeps	Measured			Archean Orogenic Gold
Invincible Deeps	Indicated	40	40	Archean Orogenic Gold
Invincible Deeps	Inferred	40	80	Archean Orogenic Gold
Invincible South	Measured	10	10	Archean Orogenic Gold
Invincible South	Indicated	40	40	Archean Orogenic Gold
Invincible South	Inferred	40	80	Archean Orogenic Gold
North Orchin	Measured

North Orchin	Indicated	20	40	Archean Orogenic Gold
North Orchin	Inferred	40	80	Archean Orogenic Gold
Note:
a)Geological consideration includes continuity and grade
b)Resource classification is based on geological continuity, grade continuity, drill hole/sample spacing, sample data quality, mining development (amount of exposed and mapped mineralisation) and mining history. The measured category also requires adjacent face sampling and mapping
c)The Quality person is of the opinion that the estimation follows good practice and reduces estimation bias
Source: St Ives CPR, 2024

The Qualified person is of the opinion that:
a)Inferred mineral resource has an even chance of converting to indicated mineral resource with continued exploration, additional empirical data and evolving geoscientific modelling.
b)The mineral resource demonstrates reasonable prospects for economic extraction over the indicated study time frame
c)The mineral resource gold price of $1,725/oz is at a 15 % premium to the reserve price with the differential being in general alignment with Gold Fields standard practice for setting mineral resource price. The 15 % premium is to provide information on St Ives resource potential at higher gold prices and to Indicate possible future site infrastructure, permitting, licensing, SLO, mining footprint and infrastructure requirements.
d)The Qualified person’s opinion is that, whilst effort and care are taken with the resource estimation and classification processes, increase in geological knowledge and available data will reduce the level of uncertainty, and therefore some inherent uncertainty will remain.
e)All issues relating to factors likely to influence the prospect of economic extraction can be resolved with further work.

11.2Mineral resources as of 31 December 2024
The mineral resources exclusive of mineral reserves are summarized in Table 11.2.1.
Open pit mineral resources are confined to pit shells that are defined by the resource metal prices, costs and relevant modifying factors used for the estimates. The point of reference for the mineral resource is in-situ. The pit shells consider selective mining units and include estimates of any material below cut-off grade (dilution or waste) that needs to be mined to extract the pay portion of the mineral resource.
Underground mineral resources are typically confined using mineable shape optimizer (MSOs) software, to generate optimized/conceptual stope shapes, including minimum mining widths and mining cut-off grades. Some below cut-off material (dilution or waste) may be included in the MSO process, but the average grade of the MSOs will be above cut-off grade.
The mineral resources are 100 % attributable to Gold Fields and are net of production depletion up to 31 December 2024.
Table 11.2.1: St Ives – summary of gold mineral resources at the end of the fiscal year ended 31 December 2024 based on a gold price of $1,725/oz

	Mineral resources (exclusive of Mineral reserves)			Cut-off grades/ (g/t gold)	Metallurgical recovery/ (%)
	Amount/ (kt)	Grades/ (g/t gold)	Amount/ (koz gold)
Underground Mineral resources
UG measured Mineral resources	50	4.7	8	4.2	95.0

UG indicated Mineral resources	3,755	3.1	369	2.4 – 4.2	92.0 – 95.7
UG measured + indicated Mineral resources	3,806	3.1	377	2.4 – 4.2	92.0 – 95.7
UG inferred Mineral resources	7,963	5.6	1,426	2.4 – 4.4	93.0 – 96.0
Open Pit Mineral resources
OP measured Mineral resources	789	2.4	62	0.66 – 1.12	88.8 – 95.0
OP indicated Mineral resources	7,358	2.5	594	0.66 – 0.98	88.8 – 96.0
OP measured + indicated Mineral resources	8,148	2.5	656	0.66 – 1.12	88.8 – 96.0
OP inferred Mineral resources	3,872	2.2	278	0.66 – 1.09	88.8 – 96.0
Stockpile Mineral resources
SP measured Mineral resources	-	-	-	-	-
SP indicated Mineral resources	-	-	-	-	-
SP measured + indicated Mineral resources	-	-	-	-	-
SP inferred Mineral resources	-	-	-	-	-
Total St Ives Mineral resources
Total measured Mineral resources	840	2.6	69	0.66 – 4.2	88.8 – 95.0
Total indicated Mineral resources	11,114	2.7	964	0.66 – 4.2	88.8 – 96.0
Total measured + indicated Mineral resources	11,953	2.7	1,033	0.66 – 4.2	88.8 – 96.0
Total inferred Mineral resources	11,835	4.5	1,703	0.66 – 4.4	88.8 – 96.0
Source: St Ives CPR, 2024

11.3Audits and reviews
The mineral resource estimates with material changes were subject to internal review and scrutiny by the relevant Qualified persons and regional technical and financial disciplines, and peer reviewed for technical assurance and compliance in reporting by Gold Fields’ Group Technical (GT), Sustainable Development and Head Office Finance teams.
External mineral resource and reserve audits are performed on a rolling minimum three-year cycle for assets that are material to the Gold Fields. The mineral resource for St Ives was externally and independently reviewed by Snowden Optiro during December 2023 in support of the mineral resource inclusive of mineral reserves (IMR) and mineral resource exclusive of reserves (EMR) disclosed at 31 December 2023. Snowden Optiro verified and validated both the IMR and EMR as determined by St Ives to the expected reporting accuracy. They consider the mineral resources for St Ives to have been prepared using industry practice with a high level of technical diligence. Aside the external audit review done in 2023, further reviews have been done internally. The resources are disclosed in accordance with the SAMREC code (2016), Section 12 of the JSE Listing Rules and SEC SK-1300 requirements. On this basis no fatal flaws were identified and a certificate of reporting compliance was issued by Snowden Optrio.
The mineral resource estimates are underpinned by appropriate mineral resource management processes and protocols to ensure requisite corporate governance in respect of the intent of the Sarbanes-Oxley Act of 2002 (SOX). Technical and operating procedures developed for St Ives are designed to be compliant with the SOX framework as adopted by Gold Fields’ mineral resource Management for Resource and Reserve estimation, reporting and auditing.
Gold Fields uses K2Fly RCubed® propriety software in combination with SharePoint to ensure accuracy, governance and auditability in the reporting of mineral resources and mineral reserves.
An external audit by Snowden Optiro of the St Ives resource models was completed in November 2023, with no material technical / non-compliance issues identified.

11.4Comparison of 31 December 2024 mineral resource with 31 December 2023
The mineral resource variance drivers between 31 December 2023 and 31 December 2024 are listed in Table 11.4.1.

Table 11.4.1: Mineral resource variance from 31 December 2023 to 31 December 2024

		Measured and Indicated Mineral Resources		Inferred Mineral Resources
	Unit	% Change	Gold	% Change	Gold
As at 31 December 2023	koz		994		1,038
Mined Depletions	koz
Stockpile	koz
Gold price	koz	1	9	15	158
Costs	koz	0	-1	-1	-12
Discovery	koz	3	26	42	433
Resource modelling	koz	1	12	20	208
Inclusions / Exclusions	koz	-1	-7	-12	-122
Indesigned Material	koz
Acquisitions	koz
Disposals	koz
As at 31 December 2024	koz		1,033		1,703
Note:
a)Rounding of figures may result in minor computational discrepancies
Source: St Ives CPR, 2024

The Qualified persons opinion the 2024 to 2023 resource comparison changes are not material.

12Mineral reserve estimates
12.1Level of assessment
St Ives’ mineral reserves are that portion of the mineral resources which, as technical and economic studies have demonstrated, can justify extraction as at 31 December 2024.
The mineral reserves are based on life of mine plans and are supported by studies completed to a minimum pre-feasibility study level. The life of mine plans are based on measured and indicated mineral resources converted through the application of appropriate modifying factors to derive mineral reserves estimates.
A pre-feasibility study has an estimated accuracy for operating and capital costs of ±25 % with a contingency of no more than 15%.
Mine design and scheduling is completed by experienced engineers using appropriate mine planning software with reference to relevant modifying factors, cut-off grades and the results from other techno-economic investigations.
Mining rates, fleet productivities, operational and plant capacities and constraints are accounted for in the plan based on modelling of expected parameters over the life of mine, and with reference to relevant historical performance. Geotechnical constraints are accounted for in the plan, including the provision for suitable mining geometries, and mining recovery and dilution assumptions. Provision is also made for sufficient waste rock and tailings storage with plans in place to meet the life of mine requirements. The Company’s mine closure plans comply with in-country legal requirements and are approved by the regulator. Integrated mine closure plans provide appropriate cost parameters for operational and life of mine planning as well as end of life mine closure commitments.
St Ives mineral reserves include ore from “incrementally-costed” mines to maximise the cash flow from mining and processing operations in circumstances where spare capacity is available at St Ives’ processing facility. This approach positively contributes to covering fixed site overhead costs after accounting for the full cost of mining and variable costs of processing, tailings storage, administration, closure and rehabilitation. The inclusion of incrementally-costed material within the mine plan is viable at St Ives assuming that:

•The operation is mine-constrained.
•The mining of incremental material does not extend the life of the overall operation.
•New projects will not be delayed due to lack of processing feed and capacity.
•Analysis has been completed to understand the nature of the fixed and variable costs.
•Analysis has been completed that shows the positive cash flow contribution for this reserve.
•Time-based economics have been undertaken to show the positive NPV contribution.
The point of reference for the mineral reserves is ore delivered to the processing facility, also known as the run of mine or ROM.
The Qualified person’s opinion of the mineral reserve estimates is:
a)The modifying factors are based on recent mining and processing extraction history and performance and are reasonable and appropriate to derive the mineral reserves from the mineral resources and minimise any estimation errors. The modifying factors are aligned with leading industry technical practice, for example, blended process recovery is used in the mineral reserve estimate.
b)St Ives mineral reserves continue to grow through discovery. Infrastructure, environmental, permitting, closure, utilities and baseline studies are all aligned to support continued mineral reserves growth. St Ives’s proactive study pipeline retains a focus on progressing all key work integral to supporting ongoing life of mine extensions so as to avoid any potential production delays. For example, a study has been completed to extend tailings disposal capacity.
c)The measured and indicated mineral resource is sufficient in geoscientific confidence to complete final life of mine designs. However, it is usual to complete a final phase of infill drilling to determine a higher confidence ‘mine defined’ resource with detailed geoscientific information prior to final stope design, pillar layouts and detailed production scheduling.
d)The mineral reserve is disclosed as at 31 December 2024. It is supported by a technically valid and economically viable mine design and schedule combining two open pits and two underground mines. The techno-economic work is within the estimated accuracy of ±25 % and does not require more than 15 % contingency for both operating and capital cost estimates.
e)Environmental compliance and permitting requirements have been assessed in detail with supporting baseline studies and relevant preliminary internal impact assessments completed. Detailed tailings disposal, waste disposal, reclamation, and mine closure plans are incorporated into the life of mine plan mineral reserve.
12.2Mineral reserve estimation criteria
12.2.1Recent mine performance
The recent performance of St Ives is summarised in Table 12.2.1.
Table 12.2.1: St Ives – recent operating statistics

	Units	2024	2023	2022	2021	2020
Open pit mining
Total mined	kt	11765	6,394	12,901	7,998	10,910
– Waste mined	kt	11,243	4,773	11,612	6,583	8,579
– Ore mined	kt	521	1,620	1,289	1,414	2,331
Mined grade	g/t gold	1.5	1.8	1.4	2.2	1.7
Strip ratio (tonnes)	w:o	21.6:1	2.9:1	9.0:1	4.7:1	3.7:1
Underground mining
Total mined	kt	2,803	2,564	2,552	2,777	2,510
– Waste mined	kt	817	670	798	852	772
– Ore mined	kt	1,986	1,894	1,753	1,925	1,737

Mined grade	g/t gold	4.4	4.8	5.1	4.9	5.3
Processing
Tonnes treated	kt	4,191	4,086	3,857	4,088	4,817
Head grade	g/t gold	2.7	3.1	3.2	3.2	2.7
Yield	g/t gold	2.5	2.8	3.0	3.0	2.5
Plant recovery factor	%	92	92	94	94	91
Total gold production	koz	331	372	377	393	385
	kg	10,301	11,563	11,716	12,224	11,971
Gold sold	koz	340	369	373	391	394
Financial
All in cost (AIC)	A$/oz	2,885	1,958	1,594	1,026	938
	$/oz	1,903	1,301	1,104	1,040	873
Note:
a)The operating statistics are based on fiscal year measurements.
Source: St Ives CPR, 2024

12.2.2Key assumptions and parameters
The assumptions and parameters considered in the mineral reserve estimate are summarised in Table 12.2.2.
Table 12.2.2: Summary of material modifying factors

	Units	2024	2023	2022	2021	2020
Mineral resource
Mineral resource gold price	$/oz	1,725	1600	1600	1500	1,500
	US$/A$	0.67	0.65	0.70	0.75	0.75
	A$/oz	2,600	2,460	2,300	2,000	2,000
Cut-off for oxide ore	g/t gold	0.66 - 1.12	0.77 - 1.05	0.79 - 1.17	0.79 - 1.05	0.69 – 1.02
Cut-off for fresh ore	g/t gold	0.66 - 4.4	0.63 - 4.3	0.75 - 4.4	0.71 - 3.8	0.69 – 3.1
Cut-off for mill feed	g/t gold	0.66 - 4.4	0.63 - 4.3	0.75 - 4.4	0.71 - 3.8	0.69 – 3.1
Cut-off for open pit	g/t gold	0.66 - 1.12	0.63 - 1.05	0.75 - 1.17	0.71 - 1.05	0.69 – 1.02
Cut-off for underground	g/t gold	2.4 – 4.4	2.3 – 4.3	1.9 – 4.4	1.9 – 3.8	1.9 – 3.1
Mineral reserve
Mineral reserve gold price	$/oz	1,500	1,400	1,400	1,300	1,300
	US$/A$	0.67	0.65	0.70	0.74	0.74
	A$/oz	2,250	2,150	2,000	1,750	1,750
Cut-off for oxide ore	g/t gold	0.35 - 0.40	0.35 - 0.45	0.35 - 0.45	0.35 - 0.40	0.35 - 0.45
Cut-off for fresh ore	g/t gold	0.35 - 3.6	0.35 - 3.6	0.30 - 3.6	0.35 - 3.5	0.35 – 2.7
Cut-off for mill feed underground	g/t gold	2.6 - 3.6	2.3 - 3.6	2.4 - 3.6	2.5 - 3.5	1.9 – 2.7
Cut-off for mill feed open pit	g/t gold	0.35 - 0.40	0.35 - 0.45	0.30 - 0.45	0.35 - 0.40	0.35 - 0.45
Mining recovery factor (underground)%		90 - 93	90 - 93	90 - 93	90 - 93	90 – 97
Mining recovery factor (open pit)%		91 - 100	91 - 100	91 - 100	91 - 100	91 – 100
Strip Ratio	x:1	5.9	7.7	9.2	8.4	6.4
Dilution open pit	%	5 - 52	10 - 52	25 - 52	25 - 52	5 - 52
Dilution underground	%	5 - 25	5 - 25	20 - 25	20	20
Plant recovery factor	%	88 - 96	87 – 96	88 – 96	89 – 96	87 – 96
Processing capacity	Mtpa	4.7	4.7	4.7	4.7	4.7
Note:
a)The cut-off grade is the calculated economic break-even grade grades for mineralised rock which determines whether it may considered for extraction and processing during the mine optimisation process. Cut-off grades may vary according to differences in costs and processing recoveries for different mining projects within St Ives’ operations.
b)The plant recovery factor is quoted as the range of recoveries calculated at the average grade of each project.
c)See Section 11.1.10 for more information on cut-off grade calculation.
d)The Qualified person is of the opinion that the modifying factors are appropriate for mineral reserve and mineral resource reporting.
Source: St Ives CPR, 2024

Expenditures comprise:
·Operating Costs: these include direct mining costs, direct processing costs, direct G&A (general and administration) costs, consulting fees, management fees, third party royalties, transportation and realisation charges.
·Total Cash Costs: these include operating costs plus additional components such as Government royalties (excluding taxes where appropriate), and the cash portion of gold in process movements.
·Total Costs: these include total cash costs plus terminal separation liabilities, reclamation and mine closure costs (the net difference between the total environmental liability and the current trust fund provision), share based payments, lease payments, net movement in working capital, and capital expenditure, but excludes salvage value on closure .
·Major Capital Projects: In addition to long-term capital projects, the life of mine capital expenditure programs generally include detail based on approved expenditure programs.
The terminal benefits liabilities are not included in overhead costs as per Company policy and directives. Rehabilitation and appropriate mine closure costs are included following completion of mining.
Capital expenditure estimates beyond the next two years are based on pre-feasibility estimates for infrastructure and development requirements for individual projects, and unit-rate average historical costs where applicable. A pre-feasibility study has an estimated accuracy for operating and capital costs of ± 25 % with a contingency of no more than 15%.
Details of the forecast operating and capital expenditures are provided in Section 18.
Gold Fields conducts an annual review of metal prices for mineral resource and mineral reserve reporting and mine planning to identify any requirement to reset gold price assumptions for strategic, business or life of mine planning. This review considers prevailing economic, commodity price and exchange rate trends, together with market consensus forecasts and Gold Fields’ strategy and expectations for the mine operations.
The Qualified person is of the opinion that the gold price applied to the estimation of the mineral reserves is reasonable and suitable for life of mine planning and is an appropriate reflection of recent historical trends and provides a metal price that mitigates the risk of short to medium term price fluctuations with the potential to impact on the execution of the life of mine mineral reserve plans. The gold price used provides a reasonable long-term delta to current spot prices and incorporates into the life of mine plan appropriate contingency to offset possible short term lower price cycles. See chapter 16 for gold price selection detail.
Costs for the mineral reserve LOM financial model are based on estimates of costs for the year 2024. Cost estimates refer to trends in recent historical data and forecasts which are part of St Ives’ planning process. Costs assumptions are based on the current operating circumstances at St Ives and are deemed appropriate and representative by the Qualified person. This includes reasonable expectations that St Ives and Gold Fields will scale the size of operations and associated onsite and offsite costs commensurate with the requirements of changing production rates.
The mineral reserve estimates may be materially affected by changes to cost and gold price assumptions, and changes in modifying factors. The mineral reserve is assessed at multiple scales, including individual stope or pit, level, orebody, mine, and operation. As such, the Qualified person is of the opinion that the reserve plan should be viewed as a consolidated entity, as removal of key components of the reserve may have a material and disproportionate impact on the overall value and viability of the plan.
New data acquired in the future may materially impact the mineral reserve estimate. Examples include, but are not limited to, additional drilling data, changes to interpretation of the data, mining studies, internal and external approvals and operating strategies.
12.2.3Cut-off grades
Cut-off grades for mineral reserves are based on St Ives’ current planning assumptions, updated annually, which include estimates of cost and metallurgical recovery. Gold price assumptions are provided by Gold Fields Group Technical.

Open pit
The cut-off grades for St Ives’ mineral reserves are summarised in Table 12.2.3.
Table 12.2.3: Open pit mineral reserve cut-off grades

Area	Reserve cut-off grade (g/t gold) ROM
Clifton	0.40
Invincible South Footwall	0.35
Justice	0.35
Pistol Club	0.40
Swiftsure	0.35
Trinidad	0.40
Note:
a)Cut-off grades are estimated based on a gold price of $1,500/oz and mineral reserve modifying factors.
b)Cut-off grades are estimated in an incremental basis, due to processing capacity not being fully utilised over the LOM.
c)Estimated cut-off grades have been rounded to the nearest 0.05 g/t
Source: St Ives CPR, 2024

Underground
The cut-off grades for St Ives’ underground mineral reserves are summarised in Table 12.2.4.
Table 12.2.4: Underground mineral reserve cut-off grades

Area	Reserve cut-off grade (g/t gold) ROM
Hamlet North	3.6
Invincible	2.6
Invincible Deeps	2.7
Invincible South	2.3
Invincible South (Deeps)	2.7
Invincible South (Bulk)	2.7
Note:
a)Cut-off grades are based on a gold price of $1,500/oz and mineral reserve modifying factors.
b)Cut-off grades may vary with mining method and depth of mining.
c)Cut-off grades estimated are incremental, with underground ore selection subject to multiple layers of economic analysis.
d)Estimated cut-off grades have been rounded to the nearest 0.1 g/t.
Source: St Ives CPR, 2024

12.2.4Mine design and planning
Mineral reserves are defined by the application of mine planning and optimisation processes to computer models of in situ gold mineralisation (mineral inventory models).
A range of technical constraints are considered in the design and evaluation process. Geotechnical constraints affect the size and orientation of the various excavations that can be created in the underground mines and the wall angles in the open pit mines. Metallurgical constraints determine the proportion of contained gold that can be recovered from processed ores. Economic constraints including mining and processing costs and gold price determine the limits of profitable extraction.

Cut-off grades are applied to define potentially economic blocks or panels based on direct mining and/or processing costs, commodity prices, processing recoveries and other parameters. The economic viability of mining blocks is then tested by determining whether the margin above cut-off is sufficient to cover the required capital development and infrastructure costs and provide a positive return on investment in a process of mine optimisation.
Open pit mine optimisation software is used to apply economic parameters and physical constraints to mineral resource models to identify the limits of extraction which provide maximum cash flow. Detailed design is then undertaken to validate the results of the optimisation. The process is iterated until an acceptable level of correlation is achieved between the optimal shell and detailed design.
The open pit slope parameters or wall slope angles are based on the geotechnical considerations described. These include weathering, rock mass strength, the frequency and orientation of fracturing.
Geotechnical and hydrogeological parameters are discussed in Section 13.
Underground mining methods are largely determined by the geometry of the mineralised zones and the evaluation may involve review of more than one method to select the optimal conceptual mining method. Underground optimisation relies on the creation and evaluation of potential mining increments using mine design software. The infrastructure required to access the mineral reserve is then designed before evaluation of the project. Discrete zones within the defined areas of interest are further evaluated to ensure they satisfy overall economic criteria including any additional capital development costs.
Allowances are made for minimum mining width, dilution and ore loss appropriate to the mining method being considered. Historical performance measures are considered in the determination of these modifying factors. Infrastructure, waste disposal and ore stockpile management requirements are incorporated into the planning process. The following standard development dimensions are used:
•Decline and truck accesses – 5.5 mW × 5.8 mH
•Ore drives (requiring truck Accesses) -5.5 mW x 5.8 mH
•Other level accesses, Ore drives – 5.0 mW × 5.0 mH
The geotechnical and hydrogeological parameters are discussed in Section 13.
The underground mines operate with a primary ventilation circuit that is designed to maintain sufficient airflow to safely support the mining activity. The primary ventilation circuits are powered by large capacity exhaust fans that are mounted on the surface or underground. The main access decline, escapeways and dedicated intake drives act as intake airways and dedicated exhaust shafts act as the return airway. Primary ventilation fans are selected to provide primary ventilation flow to satisfy the relevant mining regulations and the planned diesel equipment to be used at the mine.
The underground mines at St Ives are relatively shallow, so refrigeration and cooling are not required. The potential requirement for refrigeration and cooling is considered in the mine planning process.
12.2.5Mining schedule
The mineral reserve life of mine mining design schedule is derived by experienced mining engineers using appropriate mine planning software from existing long and short term schedules developed for St Ives’ long-term planning, with changes made for updated ore and waste volumes, and accounting for variations regulated by Subpart 229.1300 of Regulation S-K.
The mineral reserve estimates are based on an appropriately detailed and engineered life of mine plan that is supported by relevant studies completed to a minimum PFS level of work with reference to mineral inventory models, modifying factors, cut-off grades and results from other techno-economic investigations. Constraints in the volume of mineral inventories, mining and processing capacities are recognised and accounted for. Geotechnical constraints are accounted for in the mining schedule including provision for appropriate mining geometries, ground support, mining sequence and allowance for mining recovery and dilution. The provision of sufficient waste and tailings storage is included in the estimate of St Ives’ mineral reserve.
Underground
Underground mine schedules are based on computer models of in situ gold mineralisation (mineral inventory models), with allowances made for minimum mining widths, dilution and ore loss appropriate to the mining method being considered and geotechnical considerations. Historical performance measures are considered in determination of these modifying factors.
The following underground projects are included in St Ives mineral reserve:
•Hamlet North
•Invincible
•Invincible Deeps
•Invincible South
Open pit
Open pit scheduling is based on computer models of in situ gold mineralisation (mineral inventory models), .with allowances made for minimum mining widths, dilution and ore loss appropriate to the mining method being considered and geotechnical considerations. Historical performance measures are considered in determination of these modifying factors.
The following open pit projects are included in St Ives mineral reserve:
•Clifton
•Invincible South Footwall
•Justice
•Pistol Club
•Swiftsure
•Trinidad
Refer to Section 19.1 for details on the LOM mine mineral reserve schedule.
The Qualified person is of the opinion that the mine plan and schedule incorporate appropriate assessment of all relevant technical, environmental, social and financial aspects to ensure the mineral reserve complies with the SK rule instructions and requirements. After reasonable assessment there is no unresolved material matter that could have a significant impact on the mines ability to execute the life of mine plan. The mine plan and schedule incorporate consideration of the following key criteria:
•Production depletion up to 31 December 2024
•Application of cut-off grades to determine mineable ore
•Application of appropriate modifying factors to convert mineral resource to mineral reserve
•Allocation of suitable mining equipment and costs
•Incorporation of realistic mining rates and efficiencies
•Practical and realistic mine design and mining methods
•Integrated production scheduling taking account of capacities, constraints and bottlenecks
•Use of appropriate paste filling rates for stope voids
•Integrated project management and execution

•Security of water and energy for the life of mine
•Provision for mine rehabilitation and mine closure costs
•Consideration of all environmental, social and legal aspects to enable life of mine plan execution
•Appropriate life of mine tail end management
•Security of current and future land tenure and relevant leasing agreements, permits and licenses
•Life of mine cash flow model and economic viability
12.2.6Processing schedule
The processing schedule is derived from the mineral reserve schedule. The individual ore type recovery formulas detailed in Section 10.2.2 provide the basis for the aggregate processing recovery.
Ore stockpile management at St Ives is based on optimisation of gold grade and material type for ore feed to the processing facilities. Some low-grade surface stockpiles are incorporated into the LOM mineral reserve plan on a marginal cut-off basis towards the end of the mine life to provide volume and is part of the overall environmental site restoration.
Refer to Section 19.1 for details on the LOM processing schedule.
12.2.7Classification criteria
St Ives’ mineral reserves are classified as either proven or probable in accordance with the definitions in Subpart 229.1300 of Regulation S-K.
The estimation of reserves for both underground and open pit operations is based on exploration and sampling information gathered through appropriate sources, primarily from DD, RC, AC and sonic drilling techniques. The locations of sample points are spaced close enough to deduce or confirm geological and grade continuity. Generally, drilling is undertaken on grids, which range between 10 m by 10 m for proven mineral reserves and up to 40 m by 60 m typically for probable mineral reserves, although this may vary depending on the type and continuity of the orebody. In underground operations, mapping and sampling of development excavations where the orebody is exposed is used to supplement the initial drilling information. Where required supplementary close spaced mine definition drilling (infill) is undertaken to enable final detailed production design and extraction sequencing.
At St Ives, a proven mineral reserve is also assigned if it is flagged as a measured mineral resource and if the reserve block is covered by sufficient infill drillholes and/or exposed development face mapping. A probable mineral reserve is assigned if it is flagged as an indicated mineral resource, is only covered by exploration / mineral resource definition drillholes, and has no development face mapping.
Mineral reserve statements include only measured and indicated mineral resources modified to produce mineral reserves contained in the life of mine plan.
12.2.8Economic assessment
The basis for establishing economic viability is discussed in Section 19.
12.3Mineral reserves as of 31 December 2024
The St Ives mineral reserves as of 31 December 2024 are summarised in Table 12.3.1. The mineral reserves are 100 % attributable to Gold Fields and are net of production depletion up to 31 December 2024. The point of reference for the mineral reserves is ore delivered to the processing facility on the ROM.

Table 12.3.1: St Ives – summary of gold mineral reserves at the end of the fiscal year ended 31 December 2024 based on a gold price of $1,500/oz

	Mineral reserves			Grades/ (g/t gold)	Processing Recovery (%)
	Amount/ (kt)	Grades/ (g/t gold)	Amount/ (koz gold)
Underground Mineral reserves
UG proven Mineral reserves	1,724	4.5	249	2.3 – 3.6	93.4 – 96.0
UG probable Mineral reserves	20,238	4.2	2,707	2.6 – 3.6	93.2 – 96.0
UG total Mineral reserves	21,962	4.2	2,957	2.3 – 3.6	93.2 – 96.0
Open Pit Mineral reserves
OP proven Mineral reserves	1,493	1.9	89	0.35	92.5 – 93.9
OP probable Mineral reserves	2,990	2.1	205	0.35 – 0.40	91.8 – 96.0
OP total Mineral reserves	4,483	2	295	0.35 – 0.40	91.8 – 96.0
Stockpile Mineral reserves
SP proven Mineral reserves	2,519	1.2	95	0.45	87.7
SP probable Mineral reserves	0		0
SP total Mineral reserves	2,519	1.2	95	0.45	87.7
Total Mineral reserves
Total proven Mineral reserves	5,736	2.4	434	0.35 – 3.6	87.7 – 96.0
Total probable Mineral reserves	23,228	3.9	2,913	0.35 – 3.6	91.8 – 96.0
Total St Ives Mineral reserves	28,964	3.6	3,347	0.35 – 3.6	87.7 – 96.0
Source: St Ives CPR, 2024

12.4Audits and reviews
The mineral reserve estimate was subject to internal review and scrutiny by the relevant Qualified persons and regional technical and financial disciplines, and peer reviewed for technical assurance and compliance in reporting by Gold Fields’ Group Technical (GT), Sustainability and Finance teams. The mineral reserve is underpinned by appropriate mineral resource management processes and protocols to ensure requisite corporate governance in respect of the intent of the Sarbanes-Oxley Act of 2002 (SOX). Technical and operating procedures developed on site are designed to be compliant with the SOX framework as adopted by Gold Fields’ mineral resource management for mineral resource and mineral reserve estimation, disclosure and auditing.
External mineral resource and mineral reserve audits are performed on a minimum rolling three-year cycle for assets that are material to Gold Fields financial position. The last external mineral reserve independent audit was completed by AMC Consultants Pty Ltd during 2023. AMC concluded that the process used to generate the mineral reserves estimates is consistent with good industry practice and the estimates were appropriate. No material issues were identified in the review which is in line with previous external reviews, a certificate of reporting compliance was issued also in 2023.
Audits and reviews completed at St Ives during 2023 and 2024 included:
•Site based internal peer reviews, validation and reconciliation of geology models, wireframes, estimates process and outputs with senior geology MRM staff and department managers.
•Ongoing routine integrated routine drilling, sampling, geology audits, reviews and coaching of geological staff by senior geologists and MRM department heads to ensure due process and SOX compliance in line with site and Gold Fields’ documented processes, procedures and methodologies.

•Group Technical audits and review of geology, estimation, and mine planning models.
•Group geology technical team reviews and site visits for validation and compliance evaluation of the resources and reserves process, detail and output.
•External audit on December 2023 mineral resources by Snowden Optiro. No material technical / non-compliance issues were identified. Several continuous improvement recommendations were made.
•External audit on December 2023 mineral reserves by AMC Consultants Pty Ltd. No material technical / non-compliance issues were identified. Several continuous improvement recommendations were made.
•ISO14001 surveillance audit by recognised external auditors.
•OHSAS 45001 certification audit by recognised external auditors.
•TSF annual geotechnical audit
•Global Reporting Initiative third party (KPMG)
•Ongoing routine internal audits (Gold Fields Johannesburg Internal Audit)
•Annual external financial and non-financial audits (PWC)
•Sustainable Development Audit (ERM)
•External Closure Cost and Rehabilitation audit (PWC)
•Internal legal compliance and ethics policy review
•Internal SOX compliance (Perth and GFL Corporate auditors)
•External SOX compliance (ERM)
•WA inspectorate audits (DEMIRS)
•ISO27001 Certification
•External Financial Audits (KPMG to 2018, PWC from 2019)
No adverse findings were recorded from any of the audits with minor improvements, adjustments and best practice continuing to be implemented. Records of audits are filed electronically on site in relevant departments and physically for major audit signoffs disclosed in the Gold Fields annual report.

12.5Comparison of 31 December 2024 Mineral reserve with 31 December 2023
The difference in mineral reserves between 31 December 2023 and 31 December 2024 is +737 koz gold for a variance of + 28%. mineral reserve variance drivers are listed in Table 12.5.1
Table 12.5.1: Mineral reserve variance from 31 December 2023 to 31 December 2024

Mineral reserve	Unit	Change %	Gold on the ROM
As at 31 December 2023	koz		2,610
Depletion	koz	-13	-339
Stockpile	koz	0	-2
Gold price	koz	18	476
Cost	koz	-18	-462
Discovery	koz	40	1,052
Resource Modelling	koz
Inclusions / Exclusions	koz	0	13
Acquisitions	koz
Disposals	koz
As at 31 December 2024	koz		3,347
Note:

a)The Qualified person opinion the year-on-year mineral reserve changes are not material.
Source: St Ives CPR, 2024
Mineral reserve depletion was dominated by production from the Greater Invincible Complex, Hamlet North and Swiftsure.
The effect of the change in gold price from $1,400/oz to $1,500/oz was more than offset by the effects of inflation and other cost increases at St Ives.
Discovery in mineral reserves was dominated by the conversion of mineral resources at the Invincible South underground and Hamlet North.
Experienced professional staff at St Ives set and apply modifying factors, conduct economic optimisation and evaluate mine designs and mining schedules to determine the disclosed mineral reserve. mineral reserves are reviewed annually by Gold Fields Group Technical.
Although the potential for error still exists, the Qualified person for mineral reserves is not aware of any material error or omission that at the time of writing would be deemed likely to have a significant impact on the operation’s ability to deliver the mineral reserve life of mine plan.
13Mining methods
The mining process comprises two principal activities: (i) developing access to the orebody; and (ii) extracting the orebody once accessed. These two processes apply to both surface and underground mines.
13.1Geotechnical models
Ground control systems for the underground excavations use both rock mass reinforcement and surface support components. Each mine at St Ives has a specific Ground Control Management Plan, which outlines the systems and processes used to address and manage the risks associated with ground control. The underground life of mine plans adapts to incorporate the evolving geoscientific information.
There are levels of standard and elevated support that apply in different circumstances. The primary underground support generally consists of 3.0 m or 2.4 m long galvanised split-set rock bolts, or dynamic rock bolts such as MDX bolts, Garock bolts and de-bonded posimix bolts in the backs, the shoulders and sidewalls. Galvanised mesh is also used as a surface support in conjunction with the rock bolts. High level support, commonly referred to as dynamic support is defined for areas with high stress and/or risk of seismic activity and includes, in additional to the dynamic rock bolts, cable bolts, fibrecrete and osro straps.
The St Ives area has a history of seismic activity in mining areas below 400 m depth. Seismic monitoring using geophones is conducted in areas where higher levels of seismicity are expected. Support and stoping methods as well as the extraction sequencing and stand-off distances to infrastructure take into account the increased risk for seismic events in the deeper areas.
Poor rock mass quality reduces the design hydraulic radius of the stope walls. Stope spans are calculated using a combination of the empirical ‘Mathews Stability Graph method’ with back analysis of previous stopes with similar rock mass conditions. For deeper mines numerical stress modelling is also undertaken.
Table 13.1.1 provides a summary of the stope and development design parameters used at each of the current underground mining areas.
Backfill is emplaced in some instances as rock fill, either using current development waste or surface waste rock sources. Where paste fill is utilised, the paste is transported through drillholes and horizontal reticulation pipes to the stope. The paste fill is gravity fed or pumped as required.

Table 13.1.1 Stope and development parameters for current underground mines

Item	Parameter	Geotechnical recommendation
Stope	HR	INV Deeps – 20 m strike with HR of between 5 and 5.3 for LHOS with Paste Fill
	Inter-lode pillar	INV Deeps – Multiple inter-lode pillars with minimum pillar width 7 m when filling with paste. INV South & Fenton – when not using paste 10 m, using paste 7 m HNO – 10 m when using paste
	Level Spacing	Above 600 meters below surface – 20 m Floor to floor. Below 600 mters below surface – 25 m Floor to floor..
	Stope Pillars – Rib	INV Deeps – No rib pillars. INV South & Fenton – 0.5 x width of largest stope, with a minim of 7.5 m (when pastefill not used). HNO – 5 m minimum to 9064 level. No rib pillars designed thereafter.
	Stope Pillars – Sill	INV Deeps – None in the current design. INV South & Fenton – Minimum of 7.5 m (when pastefill not used). HNO – No sill pillars in design.
Stope HW/FW support
INV Deeps – Drives will be campaign cable bolted and will provide HW and FW support.
INV South & Fenton – HW cable bolts where open stopes are stacked.
HNO – HW cable bolts where intersecting major structures and contact with halo.

Stope Brow support
INV Deeps – 9 x 6 m cable bolts for all brows.
INV South & Fenton – 3x 6 m cable bolts for interim brows and 9 x 6 m cable boltd for all final brows.
HNO – 3x 6 m cable bolts for interim brows and 9 x 6 m cable boltd for all final brows.

Preferred sequencing options
INV Deeps – Macro: Top down, 45 ° centre out sequence with Footwall drive access to the North and end on access to the South.
Micro: Interlode lead lag of 1 stope length maximum with Footwall stopes taken first.
INV South and Fenton – Top down, 45 ° extracting into a central pillar.
INV South Extension – Top down, 45° centre out
HNO – Top down, 45 ° extracting to end on access.

Estimated dilution
INV Deeps – 1 m (ELOS) total from the hangingwall and footwall from all geotechnical domains.
INV South Extension – 0.6m to 1.0m (ELOS) depending on where the stope will be a double lift Fenton – 0.8 m (ELOS) from combined HW and FW.
HNO – 0.8 m (ELOS) from combined HW and FW where not influenced by Brittle Fault and 3.3 m when influenced by Brittle Fault.

Operating Development	Min Pillar width	All – 1.5 x width of largest opening for non-seismic conditions and 3 x width of largest drive for seismic conditions.
Ore Drives
INV Deeps – MDX Bolts, osro straps, mesh and cable bolts.
INV South and Fenton – Split sets and mesh to 8850 and 8862, then MDX bolts, osro straps and mesh below these levels.
HNO – Garock bolts / debonded posimix bolts, osro straps and mesh.

Capital Development	Decline offset
INV Deeps – Minimum 80 m standoff to the ore zone from 8690 Level or 590 m below surface to the bottom of the current LOM.
Fenton – 30 m up to 400 m below surface and 45 m to the current extent of the orebody.
INV South Extension – 60m at 8842 Level or ~440m below surface to 80m at the bottom of the current LOM.
HNO – 40 m to 400 m below surface and 60 m at 600 m below surface.

	Minimum Pillar Width	Same as operating development.
	Decline & Access Support	All – Split sets, 2.4 m + 3.0 m long, spaced 1.1 x 1.4 m with mesh to 3.5 m off floor in good ground. Split sets, 2.4 m + 3.0 m long, spaced 1.1 x 1.4 m with mesh to 1.5 m off floor in poor ground.
Vertical Development	Exhaust LH rise, raise-bore	All – No support. All large diameter raise bores (greater than 1.5 m wide) to have dedicated geotechnical drillhole and stability analysis completed.
Escapeway raise-bore
INV Deeps – No Support as all raise bores is expected to be drilled in fresh material.
INV South and Fenton – All raises in current designs are situated in fresh material.
HNO – All raises in current designs are situated in fresh material.

Source: St Ives CPR, 2024
More than 40 open pits have been mined at St Ives to date with very few major slope stability issues. The pits within Lake Lefroy excavate up to several tens of metres of lake sediments before encountering oxidised basement rock. The lake sediments generally require flatter overall wall angles.

Pit walls are commonly developed in competent mafic rock, although occasional weak ultramafic material or blocky felsic-intermediate rock mass is exposed. Laser scan modelling is used, along with radar monitoring of whole walls or work areas as required. Slope design, hydrogeological planning and water management are the primary risk and opportunity areas identified for the open pits.
The slope design parameters for the Invincible South Footwall open pit are provided in Table 13.1.2.
Table 13.1.2 Invincible South open pit slope configuration

Material	Batter Dip Direction (deg.)	Batter angle (m)	Batter height (deg.)	Berm width (m)	Inter-ramp Angle (deg.)
Lake Sediment Top Bench	0 - 360	70	10	10
Lake Sediment	0 - 360	55	10	10	33
Transitional	0 - 360	55	10	5	40
Fresh	0 - 360	75	15	7	53.7
Source: St Ives CPR, 2024
Historically several of the open pits at St Ives have mined through voids left from previous underground mining. A downhole laser cavity survey tool is used to aid in the definition and detection of underground voids. The largest stopes are backfilled with spent heap leach material via surface drillholes to assist stability and future mining around voids.
Calculation of slope angles is undertaken using both kinematic analysis and limit equilibrium modelling using both semi-deterministic and probabilistic methods and are based on assumed performance control by ubiquitous structure. New slope designs are compared with empirical performance information under varying slope and ground conditions to ensure slopes are not overly aggressive or conservative.
Pit inspection processes are reviewed to ensure operational ground control management options are identified and utilised effectively should design slope angles become more aggressive.
Scat management, hydrological issues and mining through underground excavation voids are the greatest geotechnical challenges for the open pit operations.
13.2Hydrogeological models
Hydrogeological analysis for mining projects is completed as part of the mine planning process. This work typically involves various test work and modelling to determine the likely permeability of the relevant rock mass and the expected water inflow into the open pit or underground operation.
Water inflows into the current underground mines are relatively low and are handled by staged mono pump mine drainage arrangements. The groundwater across all sites is hypersaline. Mine water is deposited onto the salt lake surface in line with the environmental permitting.
The currently active open pits are situated on Lake Lefroy and use advanced dewatering techniques through the use of temporary sumps, situated at the bottom of the pit. The water is pumped out of the sumps and discharged into an approved location.
The Qualified person’s opinion is that all appropriate geotechnical and hydrogeological parameters have been suitably considered and risk assessed to support the mining method selection and extraction sequencing and this information is embedded in St Ives’s Ground Control Management Plan which is routinely updated as new empirical information becomes available. The mine plan is geotechnically robust from a local and regional stability perspective.

13.3Mining methods
The gold mineralisation at St Ives is mined via both open pit and underground methods to depths generally not exceeding 1,000 m below surface. Some projects involve mining deposits on or under the Lake Lefroy (a salt lake filled with unconsolidated sediments) so that extraction requires construction of bunds and other earthworks to provide access, stockpile areas and to prevent surface water incursion.
Open pit
Open pit mining at St Ives is by conventional drill and blast / truck and shovel extraction. Grade control is generally by inclined RC drilling on approximately 5 m x 10 m centres in plan projection. Production drilling ranges from 3.0 m x 3.5 m up to 5.0 m x 6.0 m patterns. Pre-split blasting in hard rock is utilised on 10 m to 20 m benches in fresh rock where required.
Open pit projects may include 10 m to 50 m of unconsolidated sedimentary overburden which require hard rock for sheeting to enable equipment traffic capability during mining and/or dewatering of the sedimentary overburden prior to mining.
Load and haul are completed by 90 t to 150 t dump trucks with 120 t to 300 t excavators in backhoe configuration mining benches varying from 5 to 10 m. The benches are generally excavated in passes (flitches) of 2.5 to 3.0 m (including heave). Gold mineralisation is mined selectively to cut-off and segregated into grade ranges as required to balance the ore production and processing capacities.
Open pit operations are undertaken by both St Ives employees and mining contractors. This includes drill and blast and loading and hauling aspects of the open pit operations. Contracted, leased and hired equipment are utilised to supplement the St Ives fleet when needed to meet production requirements.
The open pits have a short life, however, are a part of the Life of Mine plan of 9 years.
The Qualified person considered the following factors when selecting the open pit mining method:
a)The geotechnical and rock behaviour models, see Section 7.4 for detail.
b)The hydrological surveys as described in Section 7.3.
c)The open pits are supplementary to the underground.
d)The modifying factors including strip ratios as stated in Table 12.2.2 and the open pit cut-off grades as stated in Table 12.2.3.
e)Practical mining rates, selective mining unit dimensions, mining dilution and mining recovery.
Underground
The underground mines at St Ives are often extensions to the open pit mines. Underground operations are characterised by common features which allow a high-level of standardisation in operating strategy, mine design, stoping methods and mining equipment utilisation.
Underground mining portals are generally cut into unweathered ground at the lowest practicable level in the walls of the precursor pits. Underground mines are accessed via declines, with additional development of raises for return airways and ladderways as a secondary means of egress. Standard gradients of the declines are 1 in 7 and decline dimensions sized appropriately for the fleet of underground haul trucks (generally 5.5 m wide by 5.8 m high with arched backs).
Ore drives are developed to access the ore and future stoping production areas. Ore drive dimensions are sized appropriately to the long hole drilling and the loading fleet utilised for the extraction of the mineralisation that is present. All underground development is supported in line with the ground conditions present and the planned use and life of the development. There are two ore drive dimensions used at St Ives:

•Ore drives requiring truck Access -5.5 mW x 5.8 mH
•Ore drives not requiring truck Access – 5.0 mW × 5.0 mH
Underground mining methods are largely determined by the geometry of the mineral resource and the evaluation may involve a review of more than one method. Underground mining is dominated by mechanised mining by long-hole open stoping (LHOS), with subordinate cut and fill and room and pillar methods for shallower dipping orebodies. The use of paste fill in conjunction with LHOS is applied where mandated by geotechnical factors or where the grade of the ore provides economic benefit.
Due to the mining methods employed at St Ives, pillars are created, especially within areas mined by LHOS and cut and fill methods. In the flatter dipping lodes where room and pillar mining methods are employed, pillars are used to ensure long term geotechnical stability. These pillars effectively reduce the proportion of mineralisation above cut-off that can be extracted. Permanent pillars in underground mine designs are excluded from the disclosed mineral reserves. The majority of underground mining in the mineral reserve includes the use of pastefill, which has a higher extraction ratio than other methods.
The underground mining is carried out with standard trackless equipment including electric-hydraulic drilling jumbos and long-hole drills, rubber-tyred diesel-powered load haul dump (LHD) units and underground specific haul trucks.
Underground production operations are carried out by contractors at both Invincible & Hamlet North. Specialist underground activities including development, diamond drilling and rise mining are outsourced to specialist contractors to best utilise specialist equipment and skills.
The underground mines have a longer life cycle and are a part of the Life of Mine plan of 9 years.
The Qualified person considered the following factors when selecting the underground mining method:
a)The geotechnical and rock behaviour models, see Section 7.4 for detail.
b)The hydrological surveys as described in Section 7.3.
c)The modifying factors including underground cut-off grades as stated in Table 12.2.2.
d)Practical mining rates, stope size dimensions, mining dilution and mining recovery.
e)Infrastructure and operating capacities and constraints.
f)Capital and operating costs and economic viability.
13.4Equipment and labour requirements
Open pit mining and underground mining equipment utilised at St Ives is summarised in Table 13.4.1. For open pit equipment, excavator utilisation is typically 67 % with an availability of 80%. Open pit truck utilisation is typically 72 % with an availability of 87%. Underground loader utilisation is typically 65 % and availability is approximately 85%. For underground trucks, utilisation is typically 70 % with an availability at approximately 85%.
As at 31 December 2024, 877 workers were employed at St. Ives, including 600 contractors and projected forward for the LOM mineral reserve.

Table 13.4.1: St Ives mining fleet

Equipment class		Equipment type	units
Open pit	Excavator	Komatsu PC3000	2
	Excavator	Komatsu PC2000	1
	Dump truck (150t)	Komatsu HD1500	10
	Crawler bulldozer	Komatsu D375	5
	Motor grader	Komatsu GD825	2
	Wheel dozer	Komatsu WD900	0
	Blast hole drill	Sandvik Panterra DP1500i	3
	Grade control drill	DRA GC 600	1
Underground	Underground trucks	Sandvik TH663i	16
	Underground loaders	Sandvik LH621i	10
	Underground jumbos	Sandvik DD421 & DD422i	7
	Underground production drills	Sandvik DL421 & DL431	5
Note:
a)The estimated reserve life of mine mining equipment fleet is expected to vary based on the open pit underground mining ratios.
b)Availability and utilisation of mining equipment reference Table 12.2.5.
c)The heavy mobile mining fleet is renovated based on manufacturers specification or on regular maintenance records.
d)The Qualified person is of the opinion that St Ives fleet and the fleet of the contractor support the life of mine mineral reserve.
e)Invincible Deeps has not yet been mined, fleet numbers represent additional equipment required once this project is active.
Source: St Ives CPR, 2024

13.5Final mine outline
Figure 13.5.1: N-S section of Invincible complex
Source: St Ives CPR, 2024

Figure 13.5.2: S-N section of Hamlet North complex
Source: St Ives CPR, 2024

Figure 13.5.3: Plan view of the Revenge complex
Source: St Ives CPR, 2024

14Processing and recovery methods
14.1Flow sheet and design
The centrally located 4.7 Mtpa Lefroy CIP processing plant was commissioned in early 2005 with a flow sheet like the previous facility incorporating improvements resulting from an increased understanding of the ore mineralogy and metallurgical characteristics, along with newly available technological and equipment advances. A schematic flow sheet for the process plant is shown in Figure 14.1.1.

Figure 14.1.1: Schematic flow diagram of Lefroy process plant

Haulage Truck
Loader
ROM Bin
Gyratory Crusher
Apron Feeder
CV1
CV2
Coarse Ore Stockpile
CV3
Loader
Soft Ore Hopper
Lime
Grinding Media
CV4
CV6
CV5
CV7
Pebble Crusher
Scats Stockpile
Cyclone Cluster
Split Box
Gravity Screen
Knelsons
SAG Mill
SAG Screen
SAG Discharge Hopper
ILR
Oxygen
Caustic
Cyanide
Loaded Carbon Screen
Pumpcell Feed Launder
PC6
PC5
PC4
PC3
PC2
PC1
Loaded Carbon Pump
L5
L4
L3
L2
L1
Oxygen
Cyanide
Trash Screen
Leach Feed Hopper
Carbon Safety Screen
Fine Carbon
Flocculant
Thickener
Barren Carbon Screen
Fine Carbon Screen
Fine Carbon
Quench Tank
Regeneration Kiln
Dewatering Screen
Steam
Fresh Water
Kiln Steam Boiler
Acid Column
Elution Column
Acid
Primary Heat Exchanger
Thermal Oil Boiler
Secondary Heat Exchanger
ILR Electrowinning Cells
ILR Electrolyte Tank
Caustic
Cyanide
Pre- Treatment Tank
Fresh Water Tank
Elution Electrowinning Cells
CIP Electrolyte Tank
Calcine Ovens
Elution Recirculation Tank
Furnace
Bullion
Safe
TSF4 Tails Hopper
OXYGEN
SMBS
SMBS Mixing Tank
SMBS Solution Storage Tank
Cyanide Destruction Tank
Leviathan Tails Hopper
TSF4
Leviathan

AU-SIG-P00038AB-J00029

Source: St Ives CPR, 2024
Ore from both the open pit and underground operations is transported from local surface ore pads at each project to the to the run-of-mine (ROM) pad at Lefroy via surface road trains. Surface haulage works are carried out by a specialist contractor utilising dedicated on-road and off-road multiple trailer road trains.
The ore is fed into the primary crusher as a blend via a loader or direct tipped from the road train. The ore blend is managed according to grade and physical characteristics to optimise throughput and recovery in the processing plant.
The ore is primary crushed using a 54/77 gyratory crusher and transported to a coarse ore stockpile. Crushed product is transferred via feeders from the stockpile and ground to an 80 % passing 125 micron using a 13 MW single stage variable speed 36 ’x 20’ SAG mill and 315 kW pebble crusher in closed circuit. Classification of the mill discharge is performed by ten 20” hydro-cyclones. Cyclone overflow reports to the leaching circuit while the cyclone underflow returns to the mill with a split directed to the gravity recovery circuit.
The gravity recovery circuit comprises a gravity screen, two Knelson QS40 concentrators and an In-line Leach Reactor. Portions of the cyclone underflow slurry flow at a nominal 280 t/hour is fed to two Knelson QS40 concentrators after screening. The concentrate from the centrifugal concentrators is collected and subjected to intensive cyanidation in an In-line Leach Reactor (ILR 4000BA) with the tailings recycled to the milling circuit.
Leaching of the cyclone overflow is carried out in five 3,400 m³ sequential leach tanks, and gold adsorption utilises a six-stage carousel AAC Pump Cell CIP circuit. Gold recovery from loaded carbon is via a 5 tonne split AARL elution, electrowinning and smelting circuit. Gold wool is stripped from both the gravity and CIP electrowinning circuits and calcined at high temperature. The calcine is further refined through smelting and crude doré is poured with the purity varying depending on the source.

Gold produced from the gravity circuit is generally in the range of 30-40% of total gold production (27.2% for 2024). Reconciled processing recovery for 2024 was 91.4 YTD %. Mineralogy, metallurgical characteristics and grades of ores from various areas are known to be variable, with total plant recovery being generally a function of ore source.
Gravity doré bars are approximately 90 % to 95 % gold whereas CIP doré bars are dependent on ore feed characteristics and can vary between 80 % to 90 % gold. The doré is dispatched to the Perth Mint refinery for further processing into gold bullion.
Tailings from the CIP section is thickened prior to being pumped to an in-pit TSF. Process plant tailings are thickened to a target slurry density of 50 - 55 % solids w/w in the tailings thickener. The final tailings slurry is pumped via duty-standby single-stage pumps to the TSF. When required, hypersaline water from the North Orchin bore is injected into the tailings slurry at the tailings pump box to maintain the total dissolved salts (TDS) above 50,000 ppm, which is deemed acceptable for Cyanide Code compliance as an alternative to cyanide destruction. The installation of a cyanide detoxification circuit using the INCO method was commissioned in 2019.
Standard practice at the process plant is to ensure all spillages are captured within bunds and are hosed into sumps for pumping back into the process. There are two main areas for gold to collect outside the electrowinning/smelting and tailings streams: the gold room sump and mill liners and chutes. The gold room sump is cleaned out monthly whilst mill liners are pressure cleaned back into the circuit when removed from service following a reline. Estimation of the exact amount of gold recovered during clean-up is difficult to determine as the material is returned to the circuit without measurement. No gold is currently assumed as being locked up in the circuit that is not able to be accounted for through end-of-month measurement, sampling, and analysis.
The heap leach facility was closed at the end of 2012. The heap leach wet plant continued operations to May 2016 when it was decommissioned following irrigation of the historic cells. The heap leach crushing, agglomeration, stacking, and wet plant was subsequently sold. The heap leach drainage system and water collection ponds continue to be maintained and operated in accordance with all government regulations and International Cyanide Management Code (ICMC) requirements.
The spent heap leach material is flushed and categorised to a Class I landfill criteria for causeway construction, stemming and sheeting. All potential heap leach ore is either stockpiled or assessed for processing through the Lefroy facility during the remainder of LOM plan.
14.2Recent process plant performance
The recent performance of the Lefroy process plant is provided in Table 12.2.1.
14.3Process plant requirements
Being commissioned in 2005, the Lefroy processing plant is relatively new. Key changes and upgrades implemented since the original 2005 installation includes:
•Upgrade of the pre-existing gravity concentrators to late model Knelson Concentrators
•Upgrade of the In Line Leach Reactor from a BA3000 to a BA4000 and larger gravity screen
•Upgrade of the Carbon Regeneration Kiln from 300kg/hr to 600kg/hr
•Decommissioning of the sulphides recovery and regrind circuit
•Installation of a INCO cyanide destruction circuit, using sodium metabisulphite (SMBS) and oxygen
•Relocation and upgrade of the main plant control room
•Replacement of the linear trash screens with vibrating screens
Key work associated with the life of mine plan includes:
•Economic evaluation of tailings retreatment with spirals and fine grinding (Sulfide Gold Recovery Project)

A structural refurbishment program is ongoing to ensure structural steel and concrete remains in good condition, and that the plant remains compliant with the International Cyanide Management Code (ICMC).
The key process plant requirements estimated for the mineral reserve LOM plan are summarised in Table 14.3.1. These consumables quantities have been estimated using guidance from the 2025 Budget LOM, prorated based on plant feed mass. The number of plant employees required is in the range of 40 to 50.
Table 14.3.1: Lefroy process plant – key requirements (business plan)

	Units	2025	2026	2027	2028	2029	2030	2031	2032	2033
Ore Processed	kt	4,247	4,200	4,108	4,120	3,619	4,108	4,108	4,120	4,108
Plant Power draw	MWhr	100,857	99,750	97,575	97,859	85,948	97,575	97,575	97,859	97,575
Grinding Media	t	2,336	2,310	2,260	2,266	1,990	2,260	2,260	2,266	2,260
Lime	t	15,288	15,120	14,790	14,833	13,028	14,790	14,790	14,833	14,790
Sodium Cyanide	t	1,401	1,386	1,356	1,360	1,194	1,356	1,356	1,360	1,356
Caustic	t	934	924	904	906	796	904	904	906	904
Activated Carbon	t	255	252	247	247	217	247	247	247	247
Hydrochloric Acid	kL	340	336	329	330	290	329	329	330	329
SMBS	t	1,274	1,260	1,233	1,236	1,086	1,233	1,233	1,236	1,233
Raw Water	kL	1,061,648	1,050,000	1,027,100	1,030,100	904,720	1,027,100	1,027,100	1,030,100	1,027,100
Source: St Ives CPR, 2024
Note: The above figures are based on business plan estimates, which include inferred and lower confidence material outside of the reserve.

14.3.1Sulfide Gold Recovery Project
The proposed sulfide gold recovery circuit on tailings retreatment employs the use of spiral concentrators and a regrind circuit to target unliberated gold encapsulated in sulfides. This technology is proven and currently in operation at Granny Smith Gold Mine, with the SIGM circuit employing the same flowsheet design and opportunity for lessons learned.
A scoping study was completed in 2023, concluding economic and technological feasibility for operation at SIGM. Subsequently, a spiral pilot plant was operational at the Lefroy mill to mitigate metallurgical test work risks on the dominant life of mine orebody, Invincible complex. A feasibility study was completed in Q4 2024, with the sulfide gold recovery circuit expected to return a gold recovery benefit of 1.46% ± 0.12% of new mill feed.
The unit operations comprises of deslime hydrocyclones to classify CIP tails slurry targeting coarse and unliberated gold, followed by spiral concentrators to recover heavy gold particles using gravitational force and a regrind circuit to liberate gold in spiral concentrate ahead of re-leaching. The block flowsheet for the sulfide gold recovery circuit is shown in Figure 14.3.1.
Figure 14.3.1 Sulfide Gold Recovery Project Block Flow Diagram

Tails thickener feed hopper
[EXISTING]
Deslime cyclones
Underflow
Spiral feed hopper
Middlings
Overflow
Spiral concentrators
Concentrate
Tailings
Tails thickener feed box
[EXISTING]
Regrind cyclones
Leach Feed
Underflow
Vertimill
Vertimill discharge hopper
Tails Thickener
Battery Limits

Source: St Ives Metallurgy, 2024

The Feasibility Study proposes to commence detailed design of the new circuit in 2025, in order to compile a capital cost estimate to support a Financial Investment Decision (FID) in 2025.

14.4Processing Risks
14.4.1Major Equipment Failure
Industrial mineral processing plants consist of a series of dedicated unit processes, e.g. crushing, grinding, leaching, carbon-in-pulp (CIP), and carbon elution. There is inherent risk associated with catastrophic failure of one (or more) of the key equipment items associated with these unit processes, whereby such failure could lead to a significant period of plant downtime until repairs are completed, resulting in the inability of the processing plan or forecast to be achieved and/or higher operational costs incurred than anticipated.
Catastrophic failures could be associated with the structural, mechanical, or electrical components of the key processing equipment items. Key equipment items could include the crushers, grinding mills, or leach/CIP tanks.
Risk minimisation activities to reduce the likelihood of such occurrences adopted by St Ives includes:
•Dedicated on-site maintenance department which undertakes condition monitoring activities, preventative maintenance, and repairs.
•Selected critical maintenance spares.
•Contingency operational plans (e.g. contract/mobile crushing plant, leach/CIP tank by-passing).
•Fire suppression systems.
•Insurances.
Decisions associated with asset management, critical spares, insurances, etc. are outside the responsibility and accountability of the Qualified person, and that some inherent risk and uncertainty associated with catastrophic failure of processing equipment remains.
14.4.2Plant Operational Management
The processing facilities are managed and operated by dedicated teams of personnel, who are required to make many operational and maintenance decisions every day. These decisions can directly impact the performance of the plant while processing the future mineral reserves.
For example, a decision to process ores at a higher throughput could result in a coarser grind size from the grinding circuit, resulting in a lowering of the plant recoveries. Similarly, the choice to operate the leaching circuit at lower free cyanide concentrations to reduce cyanide usage rates, could result in lower plant recoveries being achieved than anticipated.
Plant management and the associated decisions made by plant operating personnel, are outside the responsibility and accountability of the Qualified person, and that such decisions and actions taken by plant management can influence the achieved performance of the plant (e.g. throughput, costs, availability and recoveries).
14.4.3Operating Costs, Plant Consumables and Reagents
The operating cost of the processing plant represents a significant cost element to the overall financial evaluation of the mineral reserve life of mine plan. The processing facilities use relatively large quantities of power, reagents and consumables, including fuels, cyanide, grinding steel media, lime, caustic, etc.
The estimation of future processing costs is required as input into the cut-off grade calculations and economic assessments of the mineral reserves and mineral resources. To estimate the processing costs, require assumptions to be made concerning consumables consumption rates, unit prices and inflation rates.
Metallurgical testing undertaken on the future reserves provides reasonable guidance of potential reagent consumption rates and mill throughput expectations, and this information is considered and reviewed by the plant metallurgist and the Qualified person.

St Ives, like many other operating gold processing plants that have a reasonable operating history, do not allow for a discreet operating cost contingency in their future operating cost forecast. The absence of contingency is considered by the Qualified person as being a common and reasonable approach to operational process plant cost forecasting.
Consumables, commodity pricing and inflation are subject to external influences that are outside the control or predictive capability of the Qualified person.
Further to this, operational decisions made by plant management, or unexpected variances in the nature of the ores being processed could unexpectedly impact reagent and consumables usage rates. Such variances are outside the control or predictive expectations of the Qualified person.

15Infrastructure
Details on each major item of non-process infrastructure is discussed in this section. The site infrastructure layout is shown in Figure 3.1.1. The administration offices are located at the Lefroy process plant complex.
15.1Tailings storage facilities (TSF)
15.1.1Background
The layout of the TSFs at St Ives is shown in Figure 15.1.1.

Figure 15.1.1: Lefroy Central Corridor Infrastructure
Source: St Ives CPR, 2024

St Ives operates one active TSF known as the Leviathan In-Pit TSF. All other TSFs are decommissioned and awaiting rehabilitation (i.e. TSFs 1, 2 & 3 and the North Orchin in-pit TSF); or inactive and for emergency use only (TSF 4).
The Engineer of Record (EoR) for the St Ives TSFs is Red Earth Engineering, based in Perth.
TSF 1 has been decommissioned and used for tailings reclamation for underground paste backfill material using excavators, loaders, and trucks.
TSF 2 has been filled to the final design height and decommissioned. The TSF 2 embankments are at their final design level of RL333.7 mKNO (KNO = Kambalda Nickel Operations datum), and the facility was decommissioned in 2010.

The starter embankments of TSF 2 were constructed to a nominal crest level of RL315 mKNO using sandy clay borrow material. Then, the embankments were raised in eight stages to a nominal crest level of RL333.7 mKNO via upstream construction techniques, generally using compacted dried tailings (the initial raises used sandy clay).
The downstream or outer batter slopes of the perimeter embankments have a slope of 1:2.5 with intermediate benches at RL318.5 mKNO, RL323.5 mKNO, and RL328.7 mKNO. The downstream batters, including the upstream raises to the RL328 mKNO level, are top-soiled. The upper 5 m is capped with waste rock. TSF 2 is currently inactive.
The TSF 3 embankments are at their final design level of RL325.0 mKNO, and the facility was decommissioned in 2016.
TSF 3 is a paddock-type facility located immediately west of and abutting TSF 1 and northwest of TSF 2. The starter embankment was constructed to crest level RL305.9 mKNO. Embankment construction was completed in October 2002, utilising clayey fill material borrowed from the facility.
The perimeter embankments were raised using upstream construction techniques in eight stages to crest level RL325.0 mKNO. Stage 2 construction utilised clayey fill sourced from within the facility. Stage 3 construction utilised dried tailings and clayey fill (for part of the northern embankment only). Stages 4 to 8 construction utilised dried tailings. Stage 8 construction was completed in December 2014.
The facility has a current maximum embankment height of approximately 27.5 m. The batter slopes on the perimeter embankment are 1:2.75 downstream and 1:1.75 upstream. Therefore, the lower downstream batters of the perimeter embankment below the RL309.9 mKNO bench level (bench confined to western and southern embankments) were topsoiled. However, the embankment batters above RL309.9 mKNO were capped with competent mine waste and have not been topsoiled.
A conceptual rehabilitation design of TSF3 was completed, and some early construction activities were undertaken in 2022, namely construction of a Skybridge from the Argo North Waste Rock Landform (approximately 306 mRL) across to the top of the TSF3 embankment (approximately 328 mRL). The Skybridge is complete, and additional rehabilitation design is ongoing.
TSF 4 is a paddock-type facility approximately 1.5 km southwest of Lefroy Mill. The starter embankment of the first cell of TSF 4 was constructed between October 2011 and July 2012, with a crest level at RL309.0 mAHD (Australian Height Datum). The starter embankment is a zoned embankment constructed from Zone 1A and 1B materials sourced from the Diana open pit, approximately 12 km southeast of TSF 4. Zone 1C material was sourced from the TSF 4 return water pond area. In addition, mine waste rock was used as surface protection and erosion prevention material at the perimeter embankments’ downstream face.
The Stage 1 embankment raising of TSF 4A by 2.5 m from RL309.0 mAHD to RL311.5 mAHD was carried out between March 2015 and November 2015. The earthworks comprised raising the perimeter embankments, decant access-way, and decant structure. In addition, tailings sourced from the TSF 4 floor area were used as a construction material, with mine waste capping around the perimeter embankment. TSF 4 is currently inactive. The facility has a current maximum embankment height of approximately 14.5 m. The perimeter embankment batter slopes are 1:2.25 downstream and 1:2 upstream. The embankment crest width is 8 m.

15.1.2GISTM
All TSFs must conform with the Global Industry Standard on Tailings Management (GISTM) by August 2025. A gap analysis has been completed, and the GISTM compliance program is underway in collaboration with the EoR.
15.1.3LOM capacity
The North Orchin In-Pit TSF has reached capacity and was decommissioned in 2015. The Leviathan In-pit TSF was commissioned in early 2017 and is currently active. The existing operational tailings storage facility, the Leviathan pit, has an available capacity of ~23 Mt remaining within the facility. In addition, approvals are currently in place to potentially utilise the Sirius, Brittainia, Paddy's, and Britannia Footwall pits as tailings storage facilities which provide ~8 Mt of storage capacity. This in conjunction with Leviathan IPTSF is sufficient to contain the end-2024 mineral reserve LOM plan requirement of~29Mt.
15.1.4QP Assessment
The Qualified person believes that the tailings infrastructure for the St Ives operation is fit for the life of mine mineral reserve estimation and that the mineral reserve quantities are tested against available tailings capacities.
15.2Waste rock dumps
The parameters to be used for designing waste dumps at SIGM are outlined below in Table 15.2.1. They are based on data from the Geotechnical Department and are applicable to oxide, transitional and fresh material types. Lake sediments should be backfilled into mined pits/voids. Encapsulation may be an option depending on the quantity, but this will require consultation with the Geotechnical and Environmental Departments.
Table 15.2.1 Waste Dump Design Criteria

Parameter		Units	Value
Material Characteristics	Angle of Repose	deg	37
	In situ Density (avg waste density assumed)	t/m³	2.5
	Swell	%	25
	Tipped Density	t/m³	2.0
Design Criteria	Lift Height	m	10
	Berm Width	m	24
	Maximum Dump Height	m	40
	Ramp Gradient	1:n	9
	Stand-off at Dump Toe (ie. Infrastructure, access)	m	25
	Standoff at Dump Toe (ie. Pit crest)	m	Geotech to advise
Rehabilitation Criteria	Rehabilitated Batter Slope	deg	15
	Overall Rehabilitated Slope	deg	19
	Lift Height	m	10
	Maximum Dump Height	m	40
Source: St Ives CPR, 2024

The rehabilitation design requirements for a waste rock dump are specified below in Table 15.2.2 and Figure 15.2.1.
Table 15.2.2 Calculation of berm width based on overall rehabilitation angle

Parameter	Units	Value
Overall Rehabilitated Slope Angle	deg	15.0
Rehabilitated Slope Angle	deg	19.0
Lift Height	m	10.0
Angle of Repose	deg	37.0
C	m	8.0

B	m	29.0
A	m	37
RBW (+A-B)**	m	8.0
TBW (=C + C + RBW)	m	24
Source: St Ives CPR, 2024

Figure 15.2.1 Waste dump design definitions

Waste Dump Rehab Design

Lift 2 Crest - as tipped
A
B
C
TBW = As Tipped Berm Width
Lift 1 Crest - as tipped
H1
C
RBW
ϕ
x
C
Lift 2 Toe - as tipped
H
Max Overall Rehabilitated Slope
ϕ
x
C
Lift 1 Toe - as tipped

Legend
RBW : Rehabilitated Berm Width
Φ : Rehabilitated Slope Angle
x : As Tipped Batter Angle (Angle of Repose)
C : Crest Stepback/ Toe Extension
H : Lift Height
As Tipped Dump
Rehabed Dump

Source: St Ives CPR, 2024

15.3Water
St Ives’ water supply comes from three different sources to support processing, mining and drinking water for human consumption.
Potable water is sourced from the Perth to Kalgoorlie scheme via a branch line to Kambalda. A holding tank in East Kambalda supplies St Ives by gravity feeding to various outlets to meet mining, milling and human consumption needs. St Ives has a long term agreement with the state utility Water Corporation for the supply of 909 kL/day of potable water until June 2050, and a short term agreement with BHP Nickel West for 400 kl/day until 31st December 2026.
Groundwater comes from the Mt Morgan Borefield approximately 40 km south-west of the Lefroy processing facility. 16 production bores pump from an underground paleo-valley aquifer to a centralised transfer tank approximately 30 km from St Ives. This water is managed under Ground Water License GWL171060 and abstracted at an annualised yield of around 1.5 GL. Borefield water is only of sufficient quality for processing operations with a TDS of approximately 40,000 ppm and a pH 2.8 – 5.

Moorebar dam is a catchment dam, approximately 20 km northwest of the Lefroy mill on crown land over which St Ives has an agreement to harvest and extract water. The availability of water to pump is weather dependent, but typically provides some water per annum. The quality of the Moorebar dam water is brackish to fresh, being low turbidity and with a TDS under 5,000 ppm. When water is available in Moorebar Dam, and required by processing, it is pumped in 355 mm HDPE pipeline approximately 5 km to a holding tank and then approximately 20 km to the mill.
15.4Power
St Ives derives most of its power from BHP Nickel West via a stable energy grid operated by private power provider TransAlta Energy Corporation. This agreement is currently in place to June 30 2025 when the St Ives Renewables power contract will be executed for the integration of solar and wind renewables into the grid powered energy supply. The grid can supply up to 33 MW of energy whilst the renewables has some 80 MW of total capacity. Power is distributed across the St Ives property by a combination of St Ives owned infrastructure and TransAlta Energy Corporation owned infrastructure at system voltages of 132 kV, 66 kV and 11 kV.
Power is supplied at transmission voltage to zone substations at the various mining and processing areas where it is reduced to working voltages of 1 kV and 415 V.
Small load centres located in areas not easily accessible to the main power distribution network are powered by small generator type arrangements.
The mineral reserve financial model includes capital allocation for a renewable energy power solution, with supporting feasibility studies well advanced.
15.5Accommodation
St Ives is a mix of residential and fly in fly out work force. The residential workforce predominantly resides in nearby Kambalda and Kalgoorlie. Accommodation for the fly in fly out workforce is provided by the St Ives Village operated by Civeo on behalf of St Ives who own the facility.
15.6Site access
St Ives constructs and maintains a network of haulage and access roads across the site. Mining on Lake Lefroy requires the construction of causeways, protective bunds and other earthworks to provide access, stockpile areas and to prevent surface water incursions.
15.7Other infrastructure
The administrative centre is located in offices adjacent to the Lefroy processing facility. Office facilities are also maintained at each mining location to support production, statutory and legal requirements. St Ives also has several workshop and washing facilities for the maintenance of vehicles and mining equipment.
The mine is supported by fibre optic and wireless networks for telecommunications and information technology. A UHF digital radio network also exists across site for mobile and emergency communications.

16Market studies
16.1Preliminary market study
A review of metal prices for planning purposes is undertaken annually to monitor any significant changes in price trends or exchange rates that would warrant re-calibrating the price deck before the Strategic Planning process transitions into the Business Planning cycle.

This review of the metal price deck has taken account of the prevailing economic, commodity price and exchange rate (Fx) trends, together with market consensus forecasts, in addition to consideration of the Gold Fields’ strategy and expectations for the operations.
Our strategy is to (1) mitigate annual volatility by holding planning metal prices as long as warranted to support stability in mine planning, notably regarding the underground MSO and open pit shell selections; (2) maintain appropriate margins on spot and long-term price forecasts to support the Group’s BSC metrics; (3) protect against accelerating mining sector inflation and, (4) to confirm a separate gold price to be used specifically for the Operational Plan (budget) revenue and cash flow in Q3 each year.
The outcome of the pricing analysis was to use a gold price of $1,500/oz for mineral reserves and $1,725/oz for gold mineral resources for the disclosure of estimates.
Table 16.1.1: Reserve and Resource metal prices

Units		December 2023 Metal price assumption
Metal	Unit	Mineral reserve 31 December 2023	Mineral resource 31 December 2023
Gold	US$/oz	1,500	1,725
	A$/oz	2,250	2,600
Source: St Ives CPR, 2024

A low assumed gold price relative to the current market is used to ensure low volatility in Gold Fields’ disclosed mineral resources and reserves in the event of lower gold prices and/or higher inflation in input costs.
The economic sensitivity of the mineral reserve LOM financial model to changes in gold price is shown in Table 19.3.1.
The mineral resource gold price premium to the mineral reserve price is a 15 % differential and is in general alignment to our peer group and industry standard practice. The mineral resource price premium is to provide information on each operation’s potential at higher gold prices and to indicate possible future site infrastructure and mining footprint requirements.
All gold produced at St Ives is refined by the Perth Mint in Western Australia. The Perth Mint applies competitive charges for the collection, transport and refining services. The Perth Mint takes responsibility for the unrefined gold at collection from the operation where it engages a sub-contractor, Brinks Australia. Brinks delivers the unrefined gold to the Perth Mint where it is refined, and the refined ounces of gold and silver are credited to the relevant metal accounts held by the operating company with the Perth Mint. The contractual arrangement with the Perth Mint continues until terminated by either party upon 90 days’ written notice.
Gold Fields’ treasury department in the corporate office in Johannesburg, South Africa sells all the refined gold produced by the operating company. On collection of the unrefined gold from a mine site, the relevant operating company will notify Gold Fields’ treasury department of the estimated refined gold content, expressed in troy ounces, available for sale. After such confirmation, the treasury department sells the refined gold to authorised counterparties at a price benchmarked against the London Bullion Market Association PM gold auction price. All silver is sold to the Perth Mint at the London Bullion Market Association silver price on the last business day of each month.
Gold Fields may periodically use commodity or derivative instruments to protect against low gold prices with respect to its production. Variations in gold price, currency fluctuations and world economics can potentially impact on the revenue received. No gold derivative instruments are in place at the date of this report.

The majority of gold production is used for jewellery and for investment purposes, in the latter case because the market views it as a store of value against inflation. In addition, certain physical properties of gold, including its malleability, ductility, electric conductivity, resistance to corrosion and reflectivity, make it the metal of choice in a number of industrial and electronic applications.
Supply of gold consists of new production from mining, the recycling of gold scrap and releases from existing stocks of bullion. Mine production represents the most important source of supply, typically comprising 75 per cent. each year. Annual demand requires more gold than is newly mined and the shortfall is made up from recycling. Management believes that long-term gold supply dynamics and global economy trends will support the gold price at levels above or aligned to Gold Fields’ selected mineral reserve gold price in the long-term.
The market for gold is relatively liquid compared to other commodity markets, with London being the world’s largest gold trading market. Gold is also actively traded via futures and forward contracts. The price of gold has historically been significantly affected by macroeconomic factors, such as inflation, exchange rates, reserves policy and by global political and economic events, rather than simple supply/demand dynamics. Gold is often purchased as a store of value in periods of price inflation and weakening currency. The price of gold has historically been less volatile than that of most other commodities.
Significant service contracts and/or leases that are in place to enable execution of the life of mine plan include:
•Perth Mint – Refining
•Byrnecut Australia – Mining & Drilling (underground)
•MACA – Mining (open pit)
•MLG – Ore Haulage
•Coastal Midwest Transport – Freight haulage
•Ausdrill – Surface Drilling
•Boart Longyear – Underground Drilling
•BHP – Power supply
•Virgin Airlines – Flights
•Compass Group and Civeo – Camp Services
•ALS Global – Assay Services

16.2Metal Price history
Gold prices London Metals Exchange
•Gold spot 30 December 2024 - $2,609.10/oz
•Gold spot 12 month average - $2,383.98/oz
•Gold spot 24 month average - $2,162.98/oz
•Gold spot 36 month average - $2,042.26/oz
•Gold spot 60 month average - $1,939.13/oz

17Environmental studies, permitting, and plans, negotiations, or agreements with local individuals or groups
Climate change is an integral part of the mineral reserve generation process and incorporating relevant costs associated with climate change, primarily decarbonisation, mitigation and adaptation to the changing climate, is a key theme for the Company. Integration of these key elements into the mineral reserve process is being carried out progressively and simultaneously across all of Gold Fields’ sites.
17.1Permitting
Mining operations on tenements in Western Australia must be developed and operated in compliance with the following Commonwealth and State environmental legislative requirements.
17.1.1Commonwealth
The Environmental Protection and Biodiversity Conservation (“EPBC”) Act 1999 is administered by the Department of the Environment, Water, Heritage and the Arts. Commonwealth approval is required for matters of national significance, as defined in the Act, including the presence of migratory birds, federally listed rare flora or fauna, Commonwealth land, nuclear actions and marine areas. There is no current or planned requirement for permitting under the EPBC.
Currently, the Clean Energy Regulator oversees the administration of the Large-scale Renewable Energy Target and the Small-scale Renewable Energy Scheme to encourage additional generation of electricity from renewable energy sources. The Renewable Energy Target legislation provides an incentive for investment in renewable energy power stations and smaller systems while ensuring the energy sources used are ecologically sustainable. The Clean Energy Regulator Act, 2011 regulates and convenes the Clean Energy Regulator.
The Carbon Farming Initiative is a voluntary carbon offsets scheme. It is an integral component of the Emissions Reduction Fund and allows land managers to earn carbon credits by changing land use or management practices to store carbon or reduce greenhouse gas emissions under the Carbon Credits (Carbon Farming Initiative) Act 2011.
The National Greenhouse and Energy Reporting Act 2007 sets out the reporting framework for calculating carbon emissions from industry. National Greenhouse and Energy Reporting will form the basis for calculating permits under any proposed Carbon Pollution Reduction Scheme to be introduced into Australia in the future.
17.1.2State
The Mining Act (1978) is administered by the Department of Energy, Mines, Industry Regulation and Safety (DEMIRS). Before commencement of any mining operation, a proponent is required to submit a Mining Proposal to the DEMIRS. The Mining Proposal describes the project, surrounding environment, potential environmental impacts and proposed prevention and mitigation measures and closure plan. Commitments made within the Mining Proposal are binding on any future operations within the tenements unless a request for an amendment to the relevant Government authorities is accepted.
The Environmental Protection Act 1986 (and Environmental Protection (Amendment) Act 2004) is administered by the Department of Water and Environment Regulation (DWER) and Office of the Environmental Protection Authority (OEPA). There are two key components to this Act that affect St Ives’ operations, being Parts IV and V of the Act. Under Part IV of the Act, projects referred to the former Environmental Protection Authority which are considered likely to have a significant environmental impact may be subject to assessment in accordance with Environmental Impact Assessment, Part IV Division 1. This part of the Act provides for Ministerial Approval for an activity. Part V of the Act provides for the regulation and licencing of environmental harm and the conduct of potentially polluting activities.
The DWER regulates industrial emissions and discharges to the environment through a Works Approval and licensing process under Part V of the EP Act. Industrial premises with potential to cause emissions and discharges to air, land or water are known as ‘prescribed premises’ and trigger regulation under the Environmental Protection Act. Prescribed premises categories are outlined in Schedule 1 of the Environmental Protection Regulations 1987.

The Environmental Protection Act requires a Works Approval to be obtained before constructing a prescribed industrial premise and makes it an offence to cause an emission or discharge unless a licence or registration is held for the premises. Typically, Works Approval documentation is submitted concurrently with the Mining Proposal. On completion of construction of such infrastructure, completion certificates are required to be submitted to DWER to confirm the infrastructure was constructed in accordance with approved design criteria.
In addition, the Contaminated Sites Act 2003 (administered by DWER) has environmental contamination investigation and reporting requirements required by mining operations under this legislation.
The Environmental Protection (Clearing of Native Vegetation) Regulations 2004 (administered by DEMIRS and DWER) was gazetted in 2004 as part of amendments to the Environmental Protection Amendment Act (2003). It requires all individuals, corporate bodies and private companies to gain formal approval for vegetation clearing in Western Australia - NVCP prior to any ground disturbing activities commencing. All disturbances relating to mining, processing and related infrastructure require approval under both this framework (including clearing permit exemptions) as well as under the Mining Act.
The Rights in Water and Irrigation Act 1914 as administered by DWER is responsible for issuing groundwater licences (GWL) and licences to construct or alter wells (CAW).
All tenement holders operating on Mining Act 1978 tenure (except for tenements covered by State Agreements not listed in the regulations) are required to report disturbance data and to contribute annually to the Mining Rehabilitation Fund (MRF). Entry into the MRF was made compulsory for all tenement holders in 2014, with all disturbance data from the Mining Rehabilitation Levy Period 1 July 2014 to 30 June 2015 entered into the DEMIRS Environmental Assessment and Regulatory System (EARS) before the end of June.
Other key relevant legislation includes:
•Biodiversity Conservation Act 2016.
•Conservation and Land Management Act 1984.
•Country Areas Water Supply Act 1947.
•Aboriginal Heritage Act 1972.
•Environmental Protection Regulations 1987.
•Environmental Protection (Unauthorised Discharge) Regulations 2004.
17.1.3St Ives Permitting
Approvals for the mining and processing operations on the St Ives Mining Leases were obtained from the DEMIRS using the Mining Proposal process. Where applicable, this included referral to Environmental Regulation and Environmental Protection Agency Services (EPAS) Sections of DWER.
St Ives is licensed by DWER in accordance with Part V of the Environmental Protection Act 1986 (WA) (Licence number L8485/2010/2). Formal assessment of lake-based mining activities by the former Environmental Protection Authority (now a section of DWER) was undertaken in September 1999 under Part IV of the Environmental Protection Act 1986 with the submission of a Public Environmental Review (PER) for mining activities on Lake Lefroy. Ministerial Statement 548 was issued approving the project, subject to conditions, in 2000. Ministerial Statement 879 was issued in November 2011, to replace Ministerial Statement 548, allowing for the expansion of lake-based operations and transfer of the Ministerial Statement from Western Mining Corporation to Gold Fields.
The 2011 approval for the lake-based expansion was amended and approved by the former Environmental Protection Authority in December 2016 allowing for further development of the lake-based mineral reserves. A new approval proposal was referred to the Environmental Protection Authority in December 2016 and was focused on securing approvals or mining lake-based reserves beyond 2018. Findings from this process were supported by the need for more effective site rehabilitation activities. Ministerial Statement 1128 was issued in March 2020 to supersede

Ministerial Statement 879. An amendment of Ministerial Statement 1128 was approved in 2023. The amendment was required to support the development and operation of the St Ives Renewable Project (SIRP).
The submission of Mining Proposals is being conducted in accordance with the DEMIRS Guideline for Mining Proposals (2020). The environmental approval framework for mining access is expected to change in early 2025, with the introduction of the Mine Development and Closure Plan. The intent is to improve the efficiency of applications for mining activity, to reduce duplication and to simplify regulation and operational management of approvals and commitments.
St Ives maintains an overarching one mining Proposal from DEMIRS to facilitate mining access and activities, additional mining proposals are sought from time to time to meet operational needs with these being incorporated into the One Mining Proposal as required. The One Mining Proposal consolidates the obligations and conditions from over 200 separate mining approvals for St Ives.
An overview of current statutory permitting is provided below.
Department of Water and Environmental Regulation:
•Ministerial Statement 1128 provides approval for land access and disturbance over a defined part of the St Ives operation.
•Environmental Licence L8485 provides authorisation of defined polluting activities including processing, mine dewatering discharge, sewage facility, tyre storage and class II or III putrescible landfill.
•Ground water licence 171060 provides for abstraction of raw processing water from our production bore field.
•Ground water Licence 62505 and 205729 provide for dewatering of mining areas.
Department of Energy, Mines, Industry Regulation and Safety:
•One Mining Proposal RegID 118580 provides for approval for mining related activities, other than exploration, within active and historic mining areas within the operating area.
•Mine Closure Plan RegID 88163 provides for progressive rehabilitation, decommissioning and end of mine closure.
•A range of Programs of Works (PoW) provide approval for exploration activities across all SIGM tenements.
•A range of Native Vegetation Clearing Permits (NVCP) - CPS 1343 and CPS 4696 for clearing not otherwise addressed by other approvals.
Department of Planning, Lands and Heritage:
Aboriginal heritage surveys are conducted across the site the support mining and exploration activities.
A summary of all current St Ives permits is provided in Table 16.2.1.
Table 16.2.1: List of St Ives permits

Number	Purpose	Registered holder	Status	Grant date	Expiry date	Fines
MS1128	Access to and disturbance of defined land areas	SIGMC	Granted	18/03/2020	NA	Nil
L8485/2010	Operating Licence for polluting activities	SIGMC	Granted	07/10/2013	06/10/2032	Nil
RegID 118580	One Mining Proposal	SIGMC	Granted	23/08/2023	NA	Nil
RegID 88163	Mine Closure Plan	SIGMC	Granted	16/07/2021	16/03/2025	Nil
GWL62505(11)	Mine dewatering	SIGMC	Granted	13/05/2024	12/04/2031	Nil
GWL205729(1)	Mine dewatering	SIGMC	Granted	12/04/2021	11/04/2031	Nil

GWL171060(2)	Mt Morgan bore field	SIGMC	Granted	02/02/2016	01/02/2026	Nil
4696/3	Clearing permit	SIGMC	Granted	04/02/2012	30/04/2025	Nil
3143/4	Clearing permit	SIGMC	Granted	29/08/2009	31/01/2025	Nil
Note:
a)The Qualified person has selected a few permits to demonstrate permitting.
b)The Qualified person is of the opinion that the licenses are in good standing and that any current or future licensing can and will be obtained for the mineral reserve or the mineral resource.
c)The Qualified person is of the opinion that St Ives has a good standing with licensing authorities, community groups and that licensing is not expected to be material to mineral reserves or mineral resources.
d)St Ives is conducting continues rehabilitation and has a large closure liability (Section 17.6). The Qualified person is of the opinion that the closure estimates and duration are reasonable and practical
Source: St Ives CPR, 2024
In addition to making provision and commitment to rehabilitation following mining, West Australia tenement holders with a calculated rehabilitation liability of $50,000 or more are required to pay a levy to the state run Mine Rehabilitation Fund (MRF). The payment is based on the operations reported ground disturbance data and is used to fund the safe closure of abandoned mining operations across the state.
17.2Environmental studies
Environmental impact assessments for the St Ives operation were undertaken through the permitting processes and site risk management plans and procedures.
St Ives is entitled to mine material falling within its respective Mining Leases with all necessary statutory mining authorisations and permits in place. The large number of environmental and social studies (inclusive of Aboriginal cultural heritage surveys) conducted across the site environmental are described in the Beyond 2018 Project Public Environmental Review and the current approved St Ives Mine Closure Plan. These EIA documents are current and address:
•Fauna and flora surveys.
•Aboriginal cultural heritage surveys.
•Closure planning review and updates.
•TSF closure studies and rehabilitation design.
•Contamination/ecotox/hazard investigations.
•Surface water hydrology and hydrogeological/groundwater modelling.
•Landform design and engineering for waste landforms.
•Waste characterisation.
•Landform decommissioning plans.
The Qualified person is of the opinion that the closure and environmental studies are in good standing and support the life of mine mineral reserve
17.3Waste disposal, monitoring and water management
17.3.1Tailings storage facilities (TSF)
Consequence Classification
The GISTM consequence classification of the St Ives TSFs are:
•TSFs 1 to 4 – High
•TSF 4 – Very High
•North Orchin pit and Leviathan pit – Low

Freeboard
The TSFs do meet the ANCOLD freeboard requirements.
Phreatic surface
The piezometric levels for all surface TSFs are almost static, which is consistent with the care and maintenance status of the TSFs and indicates that levels are unaffected by seasonal rainfall. The EoR is currently conducting a water management strategy review to improve water management at the Leviathan pit to maximise water return and improve the in situ density.
Embankment movement
A stability monitoring program has been set up to cover TSF 1, TSF 2 and TSF 3 combined, and TSF 4. A central survey pillar has been placed in both locations and is used with a reference station for ongoing monitoring of the TSF embankments. In addition, prisms are located mid‐way along each embankment and monitored monthly as an indication of deformation, which supplements the quarterly UAV flights of both TSF complexes.
InSAR satellite ground stability baseline scans were carried out during 2023 for St Ives, and the results determined that no deformations have been identified on the walls of TSFs 1-4.
Groundwater
The DWER licence no. 8485/2010/2 stipulates compliance levels for pH (range of 3 to 9) and WAD CN (<0.5 mg/L) for TSF 1-4 and Leviathan TSF. However, the licence does not specify compliance levels for EC, TDS, anions, and cations.
Based on a review of the data provided, the following comments are made:
•WAD Cyanide levels in all monitoring wells were below the compliance limit of 0.5 mg/L, with readings under 0.04 mg/L.
•pH levels in all monitoring bores were accommodated to the compliance limit of 3 to 9. Monitoring bore TSF4-11B in TSF 4 recorded the lowest pH levels at 3.05, and monitoring bore LEVMB01D and LEVMB02 in Leviathan in-pit TSF recorded the highest pH levels at 6.46. These pH levels are standard for these bores, with Leviathan bore readings over the last two years falling between 5.24 and 7.19.
Stability
The stability of TSF 2, TSF 3, and TSF4 was re‐assessed as part of the GISTM re‐classification study, and details can be found in the Stability Assessment Report. All TSFs meet their minimum factor of safety/ stability criteria.
WAD Cyanide
WAD Cyanide levels in all monitoring wells were below the compliance limit of 0.5 mg/L, with most readings under 0.04 mg/L.
Due to the use of hypersaline process water at St Ives, site-specific Cyanide Code (ICMC) WAD CN levels are set for tailings discharge. These limits require the achievement of the 80th percentile of less than 112 ppm and the 90th percentile of 132 ppm, assessed quarterly. These requirements are being met.
Construction
There were no TSF construction activities at St Ives in 2024.
Audits and Inspection
As part of their EoR responsibilities, Red Earth Engineering undertakes quarterly audits of the TSFs. The inspections yielded no dam safety concerns.

In addition to the regular EoR and third-party audits, SRK Consulting was contracted in 2024 to conduct a triannual third-party operational review of the St Ives TSFs. The findings of this review are pending and expected in Q1 2025.
17.3.2Waste rock dumps
Planning for the construction of waste rock landforms (WRL) at St Ives takes into account waste material characteristics, geotechnical design parameters and waste dump rehabilitation. For new landforms, this process is undertaken as part of the Mining Proposal preparation process, while the rehabilitation of historical waste dumps is considered as part of closure planning.
a)The Qualified person is of the opinion that the waste rock dumps at St Ives are adequate for this life of mine mineral reserve plan.
17.3.3Water management
St Ives holds three groundwater abstraction licences (GWL62505, GWL205729 and GWL171060) administered by the Department of Water and Environmental Regulation (Table 16.2.1). This allocation allows annual combined abstraction of 44,000 ML and adequately covers St Ives’ maximum possible water abstraction requirements. Current groundwater extraction is below 10,000 ML/annum.
Groundwater monitoring is managed by the site environmental department and is conducted regularly as part of the Department of Water and Environmental Regulation licence and Mining Lease conditions, and Mining Proposal commitments. These monitoring programs include groundwater levels and water quality at the borefields, dewatering pits and surrounding the TSFs.
St Ives obtains groundwater for its processing operations from the Widgiemooltha borefield under licence GWL 171060. Mine dewatering is licensed under GWL 62505(7) and was renewed to allow up to 30 GL of water abstraction and discharge onto Lake Lefroy.
Groundwater is pumped from the Widgiemooltha borefield using a buried pipeline. Leak detection is installed to minimise uncontrolled loss and inspections are undertaken every two days.
Mine dewatering is undertaken at all operations through a series of sumps. Particle settlement is achieved using in-pit sedimentation basins as well as lined turkey’s nests prior to discharge to Lake Lefroy.
Wastewater from the sewage treatment systems is discharged by irrigation to the land.
Water is used primarily for processing (approximately 2 - 3 GL per annum). Water is recycled to the extent possible from tailings facilities using return water dams and holding ponds.
Most of the water at St Ives is reused within the mining areas and processing circuits. Storage is largely in settling and storage ponds as well as disused open pits. The key operational areas are also supported with tanks that contain enough surge volume to ensure minimal interruption to business in the event of a pump failure at one of the ponds.
Discharges to the environment are licensed under Department of Water and Environmental Regulation license L8485/2010 (Table 16.2.1). This license covers the following regulated processes:
•Processing or beneficiation of metallic or non-metallic ore.
•Mine dewatering.
•Vat or in situ leaching of metal.
•Sewage facility.
•Used tyre storage
•Putrescible landfill sites.
St Ives undertakes a range of water and groundwater monitoring as required by permitting and as good environmental practice to prevent environmental harm. Monitoring includes

•Ground water level.
•Ground water quality (metals, acidity, hydrocarbons).
•Water treatment discharge (metals, hydrocarbon, nutrients)
Results from monitoring are reported annually to the relevant regulator.
a)The Qualified person is of the opinion that the water balance and procedures are adequate and support the life of mine mineral reserve.
17.4Social and community
17.4.1Social and community
St Ives engages in a range of people-related development activities within the communities where its operations are situated. This ongoing support includes health improvement initiatives, school retention programs, promotion of STEM (science, technology, engineering, and mathematics) in schools, Indigenous procurement and employment, and the support of regional community events. St Ives uses a scorecard system to ensure that community procurement and employment targets are consistently met.
St Ives' Community Plan aligns to a number of key Gold Fields' strategies, such as the Social Investment Strategy, Aboriginal Engagement Strategy and Innovate Reconciliation Action Plan, and supports the Gold Fields Community Plan for the Australia region.
In addition to its focus on local communities, St Ives actively engages with other land users who share tenure across the operational areas, such as pastoral stations. This engagement includes maintaining land access and compensation agreements, such as the current agreement with the Mt Monger pastoral station, which covers a portion of the St Ives operational footprint. St Ives works closely with these stakeholders to ensure that shared land use is managed in a way that is mutually beneficial, respectful of existing agreements, and in line with sustainable development principles.

17.4.2Native Title and Heritage
In 2014, the Ngadju People successfully had their claim under the Native Title Act 1993 (Cth) (WAD6020/1998) determined by the Federal Court over an area that includes part of the St Ives property. In 2024, St Ives entered into a whole-of-mine agreement with the Ngadju People, which includes a full and final compensation package for past acts, a substantial royalties package, and provisions for heritage and environmental protection. St Ives was not required to undertake the ‘right to negotiate’ process with the Ngadju People concerning its tenure.
In 2019, a Native Title claim by the Marlinyu Ghoorlie People (WAD647/2017), covering part of the St Ives property, was registered. St Ives is in the final stages of negotiating a Relationship Agreement and a Heritage Protection Agreement with the Marlinyu Ghoorlie People under the ‘right to negotiate’ process for certain exploration tenures.
In 2021, a Native Title claim by the Kakarra Part A People (WAD297/2020) was registered, covering part of the Lefroy Joint Venture, which is now operated by Lefroy Exploration. St Ives previously engaged in discussions with the Kakarra People under the ‘right to negotiate’ process. However, no further negotiations are currently taking place, as St Ives is not conducting any additional exploration on Kakarra ground.
St Ives consults with relevant Aboriginal stakeholder groups, including the Ngadju, Marlinyu Ghoorlie, and Kakarra Peoples, to ensure that Aboriginal cultural heritage areas are identified, recorded, and protected. Heritage surveys have identified both archaeological sites (e.g. flake scatter artefacts) and ethnographic sites (e.g. areas linked to storylines). These sites are catalogued and managed in accordance with the Aboriginal Heritage Act (1972), adhering to site and regional procedures and standards.

Several agreements are in place to govern the identification and protection of Aboriginal cultural heritage sites. St Ives is actively negotiating land access with the Marlinyu Ghoorlie and Ngadju Peoples across various areas within its tenement package.
17.5Mine closure
St Ives has an up-to-date mine closure plan (MCP), approved by DEMIRS in 2021. Minor closure amendment was approved by DEMIRS in 2022 and 2023. The MCP is submitted to DEMIRS triennially with the next iteration due in 2025. The plan has been developed in accordance with legal requirements and Gold Fields guidance, which aligns with the International Council of Mining and Metals (ICMM) guidance The MCP determines the mine closure requirements and use to calculates the financial or closure cost liability associated with closure. The MCP identifies the baseline description, the closure vision or objectives, risks and opportunities, and closure activities, which include stakeholder engagement, decontamination, dismantling, re-profiling and revegetation of land or landforms, maintenance and monitoring, including post closure monitoring (after rehabilitation is completed).
The operation has a Progressive Rehabilitation Plan (PRP), developed in accordance with the approved Mine Closure Plan and Group guidance. The operation sets annual targets for the implementation of the PRP and tracks performance against these targets. These include the rehabilitation of waste rock landforms (WRL), abandonment bund of open pits, historical exploration causeway, decommissioning of historical infrastructure, TSFs rehabilitation design and closure studies to address knowledge gap. Monitoring of progressive rehabilitation performance is undertaken on a regular basis. Monitoring data and results are disclosed annually as part of St Ives’s Annual Environmental Report (AER). Existing cash resources are utilised to fund the progressive rehabilitation activities. St Ives, as a tenement holder, is required to report disturbance data, and to contribute annually to the Mining Rehabilitation Fund (MRF) in accordance with the requirements of the Mining Act.
St Ives have developed their closure cost estimate using the Standardised Reclamation Cost Estimator (SRCE) model. Closure costs are reviewed annually to reflect actual and proposed disturbances and changes in closure requirements. The estimated closure cost for life-of-mine (LOM) is estimated, as of 31 December 2024, as USD $122.9 million. Financial provision for rehabilitation, closure and post closure obligations is met through existing cash reserves. The SRCE closure cost estimate (CCE), developed for asset retirement obligation purposes, is updated and reviewed externally annually, by an independent consultant, and reviewed annually as part of the Group financial assurance.
The Qualified person is of the opinion that the status of St Ives current Mine Closure Plan is in good standing and will allow for the development to meet its rehabilitation and closure obligations and remain in good standing with the community and regulators.

18Capital and operating costs
The operating and capital cost estimates are based on recent historic performance and the mineral reserve techno-economic study.
18.1Capital costs
The capital costs are based on detailed requirements for the next two years and have in general an order of accuracy of ±10%. Capital estimates beyond two years are based on pre-feasibility or better estimates for infrastructure and development requirements for individual projects.
The capital costs for St Ives include items classified as project capital, sustaining capital and development capital. The forecast capital costs are summarised in Table 18.1.1.
Table 18.1.1: Capital costs

Capital cost	Units	2025	2026	2027	2028	2029	2030	2031	2032	2033

Mining MP&Dev	$ million	110.5	125.0	76.4	47.2	28.5	6.6	2.5	0.7	0.0
Processing (including TSFs)	$ million	36.1	38.7	27.7	17.2	39.7	8.6	8.3	7.0	2.6
G&A Capital	$ million	124.2	36.9	3.2	4.8	1.6	1.6	1.6	1.0	0.6
Capitalized Waste	$ million	0.0	0.7	1.3	2.0	0.0	0.0	0.0	0.0	0.0
Exploration	$ million	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Capital costs	$ million	270.8	201.2	108.7	71.2	69.8	16.8	12.4	8.7	3.2
Source: St Ives CPR, 2024

a)The capital estimates are based on the execution of the mineral reserve and the capital work expected to support the LOM based on first principles. The Qualified person is of the opinion that the estimation is within 25% on cost and is not expected to exceed more than 15% contingency.
b)The operating cost estimates are based on the execution of the mineral reserve and the operating physicals expected to support the LOM based on first principles. The Qualified person is of the opinion that the estimation is within 25% on cost and is not expected to exceed more than 15% contingency.
c)The capital costs are based on the 31 December 2024 life of mine schedule for mineral reserves. The mineral resource and exploration required to replace depletion is not included in this techno-economic assessment.
d)Exploration costs are not included in the life of mine mineral reserves schedule. Over and above the mineral reserve Gold Fields is expecting to spend between $80 million and 100 million per annum on mineral reserve generation exploration to replace depletion with approximately a quarter share going to St Ives.
e)Tailings storage facilities are costed according to the life of mine requirements. The current in-pit tailings storage facility is expected to have reached capacity before the reserve life of mine is consumed. The cost of the replacement facility is included in the tecno-economic model.

18.2Operating costs
Operating costs are based on general planning assumptions, or project-specific planning assumptions where applicable. The effective unit operating cost for processing is $25.59/t with additional costs applied for surface haulage, capital works and rehabilitation.
The forecast operating costs are summarised in Table 18.2.1.
Table 18.2.1: Operating costs

Operating cost	Units	2025	2026	2027	2028	2029	2030	2031	2032	2033
Mining	$ million	213.9	229.9	274.9	260.4	274.0	298.0	292.7	257.3	123.5
Processing	$ million	71.9	66.0	49.4	41.7	27.7	26.8	26.6	28.3	19.3
G&A Operating	$ million	55.2	55.2	55.2	55.2	49.5	49.5	49.5	49.5	34.7
Other operating costs	$ million	15.6	14.0	14.1	12.0	9.2	9.4	9.4	9.4	5.7
Operating costs	$ million	356.5	365.0	393.5	369.3	360.4	383.7	378.2	344.5	183.2
Note:
a)The operating cost estimates are based on the execution of the mineral reserve and the operating cost expected to support the LOM based on first principles. Any new reserves may require additional operating cost and may be included in future disclosure. The Qualified person is of the opinion that the estimation is within 25% on cost and is not expected to exceed more than 15% contingency.
b)The operating costs are based on the 31 December 2024 life of mine schedule for mineral reserves. The mineral resource and exploration required to replace depleted reserves is no included in this techno-economic assessment
c)Costs are first principles based on the mineral reserve life of mine schedule.
d)Third party royalties are not included in operating cost.
Source: St Ives CPR, 2024

Qualified persons notes on capital and operating cost estimates:

a)The Qualified person is of the opinion that the levels of accuracy for capital and operating cost are at pre-feasibility study with an estimated accuracy of ±25 % and require no more than 15 % contingency. The specific engineering estimation methods are equal or better than estimated.

19Economic analysis
19.1Key inputs and assumptions
The mineral reserve LOM physical inputs are summarised in Table 19.1.1.
Table 19.1.1: LOM physical, operating cost and capital cost inputs and revenue assumptions

Sources	Units	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034 - 2043
Underground
LOM Processed	koz	278	277	321	332	382	384	398	366	164
Recovery	%	93	96	95	96	96	95	96	96	99
Sold	koz	258	265	307	318	365	366	381	352	163
Open Pit
LOM Processed	koz	84	92	81	38
Recovery	%	96	96	98	98
Sold	koz	80	88	79	38
Stockpiles
LOM Processed	koz	43	34	12	1	0	0	0	18	41
Recovery	%	80	82	61	0	0	0	0	90	99
Sold	koz	35	28	7	0	0	0	0	16	40
Sold	koz	373	381	393	356	365	366	381	367	203
Costs, Revenue and Cashflow
Revenue	$ million	563	575	593	536	550	552	574	554	306	0
Operating Costs	$ million	357	365	394	369	360	384	378	344	183	0
Capital Costs	$ million	271	201	109	71	70	17	12	9	3	0
Other	$ million	13	32	28	27	17	15	14	12	45	15
Royalties (3rd Party)	$ million	5	5	5	5	5	5	5	5	3	0
Royalties (Government)	$ million	14	14	15	13	14	14	14	14	8	0
Rehabilitation	$ million	0	0	2	10	6	5	4	5	3	49
Interest (if applicable)	$ million	0	0	0	0	0	0	0	0	0	0
Total Costs (Excluding Tax)	$ million	659	618	552	496	472	439	428	389	245	64
Taxes	$ million	0	0	0	0	12	30	37	29	0	0
Cash flow	$ million	-96	-44	41	40	66	83	109	136	61	-64
Discounted cashflow at 6.7% (NPV)	$ million	-96	-42	37	34	53	62	76	89	37	-29
Note:
a)No Inferred mineral resource is included in the life of mine processing schedule or techno-economic evaluation.
b)Other costs includes redundancy payments, share-based payments, lease payments, progressive rehabilitation post trust utilisation, and net changes in working capital.
St Ives CPR, 2024
The financial assumptions on which the economic analysis is based include:
•Royalties on revenue is consistent with relevant legislation (3.4 % ad valorem) {Western Australia 2.5 % and 0.9% for third party royalties.}.
•Gold Fields operations are considered as a unit for taxation purposes and assessed losses and capital expenditure can be offset against corporate taxes.
•The real base-case discount rate of 6.7 % is determined by Gold Fields Corporate Finance annually.
•A 30 % corporate tax rate.
•See section 17.5 for closure liability.

•Discounted cashflow (DCF) applied to post-tax, pre-finance cashflows and disclosed in financial years ending 31 December.
•For material price assumptions please see section 16.
Table 19.1.2 has the breakdown of ESG expenditure included in Table 18.1.1, Table 18.2.1 and Table 19.1.1.
Table 19.1.2: LOM cost and revenue assumptions

Sources	Units	2025	2026	2027	2028	2029	2030	2031	2032
Progressive Closure*	$ million	0.0	0.0	13.2	8.1	4.5	2.6	3.4	2.8
Decarbonisation	$ million	143	30
Note:
a)Include closure trust utilisation (2024 + 2025)
St Ives CPR, 2024

19.2Economic analysis
The NPV for St Ives based on the DCF forecast at a 6.7 % discount rate using the scheduled mineral reserves in the LOM plan is $221 million.

19.3Sensitivity analysis
Sensitivity analyses were performed to ascertain the impact on NPV to changes in capital, operating costs, discount rate and gold price as summarised in Table 19.3.1 to Table 19.3.5.
Table 19.3.1: NPV sensitivity to changes in gold price

Gold Price - real	-15%	-10%	-5%	0%	+5%	+10%	+15%	+33%
Gold Price ($/oz)	1,275	1,350	1,425	1,500	1,575	1,650	1,725	2,000
NPV ($ million)	-269.1	-79.9	79.8	221.2	359.0	492.7	625.1	1101.7
St Ives CPR, 2024

Table 19.3.2: NPV sensitivity to changes in grade

Grade	-15%	-10%	-5%	0%	+5%	+10%	+15%
NPV ($ million)	-268.3	-79.4	80.0	221.2	358.8	492.4	624.6
St Ives CPR, 2024

Table 19.3.3: NPV sensitivity to changes in capital costs

Capital costs	-15%	-10%	-5%	0%	+5%	+10%	+15%
NPV ($ million)	327.6	292.1	256.6	221.2	185.7	150.2	114.8
St Ives CPR, 2024

Table 19.3.4: NPV sensitivity to changes in operating costs

Operating costs	-15%	-10%	-5%	0%	+5%	+10%	+15%
NPV ($ million)	604.9	477.0	349.1	221.2	93.3	-34.6	-162.5

St Ives CPR, 2024

Table 19.3.5: NPV sensitivity to changes in discount rate

Discount rate	2%	4%	6.7%	9%
NPV ($ million)	295.3	261.9	221.2	190.2
St Ives CPR, 2024

The Qualified person is of the opinion that the techno-economic model is based on the mineral reserve physicals. The Recent historic assumptions are used to test the mineral reserve economic assumptions. The material assumptions have been found to be valid and used in the techno-economic studies.
The techno-economic study for the mineral reserves excludes all inferred mineral resource material.
20Adjacent properties
There are many companies and individuals that control tenements adjacent to St Ives. Material adjacent gold properties include:
•Westgold Resources Ltd (ASX:WGX) - operator of the Beta Hunt Gold Mine to the immediate north of St Ives under a sub-lease agreement with SIGMC.
•Northern Star Resources Ltd (ASX: NST) - operator of the South Kalgoorlie Gold Mine to the north of St Ives.
•Anglo Australian Resources NL (ASX: AAR) at its Mandilla Gold Project to the west of St Ives.
•Maximus Resources (ASX MXR) at Wattle Dam.
Adjacent nickel properties include:
•Black Mountain Metals at its Lanfranchi Nickel Project to the south of St Ives.
•Lunnon Metals Ltd (ASX: LM8) at Foster and Jan Project and the northern dome area within the St Ives property (SIGMC retains gold rights).
•Mincor Resources Ltd (ASX: MCR) at Long, Otter and Durkin to the north of St Ives.
The Qualified person is unable to verify the information, and the information is not necessarily indicative of the mineralisation on the property that is the subject of the technical report summary.
The Qualified person is of the opinion that St Ives is essentially stand alone and has no or little reliance on neighbouring properties.

21Other relevant data and information
Gold Fields’ commitment to materiality, transparency and competency in its mineral resources and mineral reserves disclosure to regulators and in the public domain is of paramount importance to the Qualified person and the Registrants Executive Committee and Board of Directors continue to endorse the company’s internal and external review and audit assurance protocols. This Technical Report Summary should be read in totality to gain a full understanding of St Ives’s mineral resource and mineral reserve estimation and reporting process, including data integrity, estimation methodologies, modifying factors, mining and processing capacity and capability, confidence in the estimates, economic analysis, risk and uncertainty and overall projected property value.
However, to ensure consolidated coverage of the company’s primary internal controls in generating mineral resource and mineral reserve estimates the following key point summary is provided:

a)A comprehensive quality assurance and quality control (QA/QC) protocol is embedded at St Ives and all Gold Fields operations. It draws on industry leading practice for data acquisition and utilises national standards authority accredited laboratories which are regularly reviewed. Analytical QA/QC is maintained and monitored through the submission of sample blanks, certified reference material and duplicates and umpire laboratory checks.
b)Group Technical (GT) is responsible for delivering technical excellence across geology; mining; long-term planning; geotechnical and backfill; metallurgy and processing; tailings, hydrology, and closure; asset management, energy and technology; and capital and projects. GT owns the estimation, governance, and reporting of resources and reserves, ensuring accuracy, transparency, and compliance. Through regular site engagements that combine assurance and active technical support, GT verifies estimates, aligns work with protocols, and addresses technical challenges in collaboration with QPs and SMEs. By integrating advanced technologies and rigorous review processes, GT drives robust, reliable, and value-driven resource and reserve reporting to support sustainable operations and informed decision-making.
c)Independent audit review of fixed infrastructure is conducted annually with the appointed insurance auditor focussed on plant, machinery and mine infrastructure risks. An effective structural and corrosion maintenance programme with benchmark inspections is in place supported by equipment condition monitoring major critical component spares. Focus areas include the primary jaw crusher, ball mill shell or motor failure, structural failure of plant or conveyor, process tank failure and large transformer failure. Critical spares are well resourced and there are no large items not supported by on-site spares holdings.
d)Mobile equipment is largely owned and well maintained by the mining contractor, with development and haulage units owned by St Ives. There is some spare capacity in most of the fleets with the option of hire units that are readily available in the region.
e)Processing controls include the preparation of quarterly plant metal accounting reconciliation reports by the mine sites which are reviewed by the Regional Metallurgical Manager and VP Metallurgy in the GT team. Any monthly reconciliation variance outside the limits provided within the Gold Fields Plant Metal Accounting Standard is flagged for follow up assessment and remediation if warranted.
f)St Ives has a tailings management plan that promotes risk minimisation to operators and stakeholders over the lifecycle of each tailings storage facility (TSF). St Ives’s TSF’s are operated in accordance with the company TSF Management Guidelines which are aligned with the International Council on Metals & Mining’s (ICMM) Position Statement on preventing catastrophic failure of TSFs (December 2016). Active TSFs are subject to an independent, external audit every three years, as well as regular inspections and formal facility safety reviews by formally appointed Engineers of Record (EoR). Further improvements in tailings management are expected through achievement of compliance with the new independently developed Global Industry Standard for Tailings Management (GISTM) issued in 2020.
g)The integration of Environmental, Social and Governance (ESG) themes into the estimation process continues as an important consideration for modifying factors, reasonable prospects for economic extraction (RPEE) assessments and to underpin the integrity of the mineral resources and mineral reserves. The company’s ESG Charter, issues and priorities are fully considered in the life of mine plan with particular emphasis on tailings management, integrated mine closure planning, security of energy and water and the social and regulatory license to operate.
h)Gold Fields also follows an embedded process of third-party reviews to provide expert independent assurance regarding mineral resource and mineral reserve estimates and compliance with relevant reporting rules and codes. In line with Gold Fields policy, every material property is reviewed by an independent third-party on average no less than once every three years, or when triggered by a material year-on-year change. Certificates of compliance are received from the companies that conduct the external audits which are also configured to drive continuous improvement in the estimation process.
i)Importantly, Gold Fields endorses a well embedded risk and control matrix (RACM) configured to provide an annual assessment of the effectiveness of the registrants’ internal controls concerning the life of mine planning process and mineral resource and mineral reserve estimation and reporting.

j)The internal controls include coverage of the following (inter alia):
iReasonableness of parameters and assumptions used in the mineral resource and mineral reserve estimation process
iiReasonableness of the interpretations applied to the geological model and estimation techniques
iiiIntegrity in the mine design and scheduling, including reasonableness of the mine planning assumptions, modifying factors, cut-off grades, mining and processing methods and supporting key technical inputs such as year on year reconciliation, geotechnical, mining equipment, infrastructure, water, energy and economic analysis
ivProvision of the necessary skills, experience and expertise at the mine sites and the Regions to undertake and complete the work with the required level of technical ability and competency, including professional registration as a Qualified person
vAlignment with the SK 1300 rule (guidance and instruction) for the reporting of mineral resources and mineral reserves
viReview of the disclosure of the registrants’ mineral resources and mineral reserves process.
k)Because of its inherent limitations, internal controls may not prevent or detect all errors or misstatements. Also, projections of any valuation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate
RCubed® is a proprietary cloud-based reporting system adopted by Gold Fields in 2021 to enhance the level governance and data security concerning mineral resource and mineral reserve reporting across all company properties. It ensures transparency and auditability for all data verification checks, information stage gating, the approvals process and confirmation of Qualified person credentials. The RCubed® reporting system is being incorporated into the risk and control matrix RACM matrix to support the mineral resource and mineral reserve reporting.

22Interpretation and conclusions
The views expressed in this technical report summary are based on the fundamental assumption that the required management resources and management skills are in place to achieve the mineral reserve LOM plan projections for St Ives. The St Ives mineral reserves currently support a 9 year LOM plan that values the operation at $221 million at the mineral reserve gold price of $1,500/oz.
Climate change is an integral part of the mineral reserve generation process, and incorporating relevant costs associated with climate change, primarily decarbonisation, mitigation and adaptation to the changing climate, is a key theme for the Company. Integration of these key elements into the mineral reserve process is being carried out progressively and simultaneously across all of Gold Fields’ sites.
St Ives continues to discover and replace mineral reserves that contribute to sustained growth and extending the LOM profile. Ongoing investment in exploration and infrastructure is justified by the positive economic analysis.
The mineral reserve estimates contained in this report should not be interpreted as assurances of the economic life or the future profitability of St Ives. Mineral reserves are only estimates based on the factors and assumptions described herein, thus future mineral reserve estimates may need to be revised. For example, if production costs increase or product prices decrease, a portion of the current mineral resources, from which the mineral reserves are derived, may become uneconomic and would therefore result in a lower estimate of mineral reserves. The LOM plan includes forward-looking technical and economic parameters and involve a number of risks and uncertainties that could cause actual results to differ materially.

The LOM plan for St Ives has been reviewed in detail by the Qualified person for appropriateness, reasonableness and viability, including the existence of and justification for departure from historical performance. The Qualified person considers that the Technical Economic Parameters and Financial Models are based on sound reasoning, engineering judgement and technically achievable mine plan, within the context of the risk associated with the gold mining industry.
The business of gold mining by its nature involves significant risks and hazards, including environmental hazards and industrial accidents. In particular, hazards associated with Gold Fields’ underground mining operations include:
•Rock bursts.
•Seismic events.
•Underground fires and explosions.
•Cave-ins or gravity falls of ground.
•Discharges of gases and toxic substances.
•Flooding.
•Accidents related to the presence of mobile machinery.
•Ground and surface water pollution.
•Ground subsidence.
•Other accidents and conditions resulting from drilling, blasting and removing and processing material from an underground mine.
Hazards associated with Gold Fields’ surface operations may include:
•Accidents associated with operating a rock dump and production stockpile, and rock transportation equipment.
•Production disruptions due to weather.
•Tailings facility collapses.
•Ground and surface water pollution.
Gold Fields may also be subject to actions by labour groups or other interested parties who object to perceived conditions at the mines or to the perceived environmental impact of the mines. These actions may delay or halt production or may create negative publicity related to Gold Fields. If Gold Fields experiences losses of senior management or is unable to hire and retain sufficient technically skilled employees, its business may be materially and adversely affected. Gold Fields may also suffer adverse consequences from:
•The reliance on outside contractors.
•Changes in environmental and health and safety laws and regulations.
•Native Title claims and Aboriginal heritage sites.
Gold Fields is at risk of experiencing any of these hazards. The occurrence of any of these hazards could delay or halt production, increase production costs and result in a liability for Gold Fields.
22.1Risks
The major risks specific to St Ives are based on a formal risk review and assessment and are summarised below. Senior management review and update the risk register on routine basis, which is reported to Group on a quarterly basis.
St Ives Key Risks
•Costs rise above business plan reserve cut-off grades (significant investment required for key infrastructure).

•Safety consequence events resulting in harm to people and business interruption.
•Lack of mining flexibility.
•Impacts of any delays in respect of the Santa Ana study.
•Hamlet ground conditions and delivery of ventilation projects.
•Key skills attraction and retention.
•Water supply security.
•Delivery of the Invincible study.
Notes:
The Qualified person is of the opinion that the risks identified have reasonable risk mitigations and that action plans current and future will not materially affect the life of mine mineral reserve estimation.
See "Risks related to Gold Fields’ operations and industry" section of the current Gold Fields Form 20-F and the current IAR for emerging and perceived risk.

23Recommendations
Ongoing exploration and geological interpretation suggest that the St Ives property has the potential to extend and replace existing mineral resources and mineral reserves. It is recommended that further exploration is carried out at areas which have a good probability of extending mine life:
The Qualified person is of the opinion that the normal process for converting mineral resources to mineral reserves may offset depletion

24References
The primary reference documents that have written consent by the appointed Gold Fields Lead Qualified persons technical report summary are set out below.
The primary reference is the St Ives Competent Person Report 31 December 2024 for mineral resources and mineral reserves. This report has written consent from Mike Fitzgerald who is the Gold Fields appointed lead Qualified person for St Ives Gold Mine. Mike has accepted responsibility for the Competent Person Report 31 December 2024 for mineral resources and mineral reserves as a whole.
The St Ives Competent Person Report 31 December 2024 for mineral resources and mineral reserves is referred to in this document as “St Ives CPR, 2024”.

25Reliance on information provided by the Registrant
The competent person has not identified any information provided by the Registrant for St Ives that requires noting under the reliance on information provided.

26Definitions
26.1Adequate geological evidence
When used in the context of Mineral resource determination, means evidence that is sufficient to establish geological and grade or quality continuity with reasonable certainty.
26.2Conclusive geological evidence
When used in the context of Mineral resource determination, means evidence that is sufficient to test and confirm geological and grade or quality continuity.
26.3Cut-off grade
Is the calculated economic break-even grade that determines the destination of the material during mining. For purposes of establishing “prospects of economic extraction,” the cut-off grade is the grade that distinguishes material deemed to have no economic value (it will not be mined in underground mining or if mined in surface mining, its destination will be the waste dump) from material deemed to have economic value (its ultimate destination during mining will be a processing facility). Other terms used in similar fashion as cut-off grade include net smelter return, pay limit, and break-even stripping ratio.
26.4Development stage issuer
Is an issuer that is engaged in the preparation of Mineral reserves for extraction on at least one Material property.
26.5Development stage property
Is a property that has Mineral reserves disclosed, pursuant to this subpart, but no material extraction.
26.6Economically viable
When used in the context of Mineral reserve determination, means that the Qualified person has determined, using a discounted cash flow analysis, or has otherwise analytically determined, that extraction of the Mineral reserve is economically viable under reasonable Investment and market assumptions.
26.7Exploration results
Are data and information generated by mineral exploration programs (i.e. programs consisting of sampling, drilling, trenching, analytical testing, assaying, and other similar activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit) that are not part of a disclosure of Mineral resources or Mineral reserves. A Registrant must not use exploration results alone to derive estimates of tonnage, grade, and production rates, or in an assessment of economic viability.
26.8Exploration stage issuer
Is an issuer that has no Material property with Mineral reserves disclosed.
26.9Exploration stage property
Is a property that has no Mineral reserves disclosed.

26.10Exploration target
Is a statement or estimate of the exploration potential of a mineral deposit in a defined geological setting where the statement or estimate, quoted as a range of tonnage and a range of grade (or quality), relates to mineralisation for which there has been insufficient exploration to estimate a Mineral resource.
26.11Feasibility study
Is a comprehensive technical and economic study of the selected development option for a mineral project, which includes detailed assessments of all applicable Modifying factors, as defined by this section, together with any other relevant operational factors, and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is Economically viable. The results of the study may serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.
1.A feasibility study is more comprehensive, and with a higher degree of accuracy, than a Preliminary feasibility study (or pre-feasibility study). It must contain mining, infrastructure, and process designs completed with sufficient rigor to serve as the basis for an investment decision or to support project financing.
2.The confidence level in the results of a feasibility study is higher than the confidence level in the results of a Preliminary feasibility study (or pre-feasibility study). Terms such as full, final, comprehensive, bankable, or definitive feasibility study are equivalent to a feasibility study.
26.12Final market study
Is a comprehensive study to determine and support the existence of a readily accessible market for the mineral. It must, at a minimum, include product specifications based on final geologic and metallurgical testing, supply and demand forecasts, historical prices for the preceding five or more years, estimated long term prices, evaluation of competitors (including products and estimates of production volumes, sales, and prices), customer evaluation of product specifications, and market entry strategies or sales contracts. The study must provide justification for all assumptions, which must include assumptions concerning the Material contracts required to develop and sell the Mineral reserves.
26.13Grade
Is the concentration of element or mineral within rock. In this report, gold concentration is stated in “g/t” (grams/tonne), which is equivalent to “ppm” (parts per million).
26.14Indicated Mineral resource
Is that part of a Mineral resource for which quantity and grade or quality are estimated on the basis of Adequate geological evidence and sampling. The level of geological certainty associated with an indicated Mineral resource is sufficient to allow a Qualified person to apply Modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated Mineral resource has a lower level of confidence than the level of confidence of a Measured Mineral resource, an indicated Mineral resource may only be converted to a Probable Mineral reserve.
26.15Inferred Mineral resource
Is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of Limited geological evidence and sampling. The level of geological uncertainty associated with an inferred Mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred Mineral resource has the lowest level of geological confidence of all Mineral resources, which prevents the application of the Modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project and may not be converted to a Mineral reserve.

26.16Initial assessment
Is a preliminary technical and economic study of the economic potential of all or parts of mineralisation to support the disclosure of Mineral resources. The initial assessment must be prepared by a Qualified person and must include appropriate assessments of reasonably assumed technical and economic factors, together with any other relevant operational factors, that are necessary to demonstrate at the time of reporting that there are reasonable prospects for economic extraction. An initial assessment is required for disclosure of Mineral resources but cannot be used as the basis for disclosure of Mineral reserves.
26.17Investment and market assumptions
When used in the context of Mineral reserve determination, includes all assumptions made about the prices, exchange rates, interest and discount rates, sales volumes, and costs that are necessary to determine the economic viability of the Mineral reserves. The Qualified person must use a price for each commodity that provides a reasonable basis for establishing that the project is Economically viable.
26.18Limited geological evidence
When used in the context of Mineral resource determination, means evidence that is only sufficient to establish that geological and grade or quality continuity are more likely than not.
26.19Material
Has the same meaning as under Part 230.405 or Part 240.12b-2.
The term material, when used to qualify a requirement for the furnishing of information as to any subject, limits the information required to those matters to which there is a substantial likelihood that a reasonable investor would attach importance in determining whether to purchase the security registered.
26.20Material of economic interest
When used in the context of Mineral resource determination, includes mineralisation, including dumps and tailings, mineral brines, and other resources extracted on or within the earth's crust. It does not include oil and gas resources resulting from oil and gas producing activities, as defined in Part 210.4-10(a)(16)(i) of this section, gases (e.g. helium and carbon dioxide), geothermal fields, and water.
26.21Measured Mineral resource
Is that part of a Mineral resource for which quantity and grade or quality are estimated on the basis of Conclusive geological evidence and sampling. The level of geological certainty associated with a measured Mineral resource is sufficient to allow a Qualified person to apply Modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured Mineral resource has a higher level of confidence than the level of confidence of either an Indicated Mineral resource or an Inferred Mineral resource, a measured Mineral resource may be converted to a Proven Mineral reserve or to a Probable Mineral reserve.
26.22Mineral reserve
Is an estimate of tonnage and grade or quality of Indicated Mineral resources and Measured Mineral resources that, in the opinion of the Qualified person, can be the basis of an Economically viable project. More specifically, it is the economically mineable part of a measured or Indicated Mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

26.23Mineral resource
Is a concentration or occurrence of Material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A Mineral resource is a reasonable estimate of mineralisation, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralisation drilled or sampled.
26.24Modifying factors
Are the factors that a Qualified person must apply to Indicated Mineral resources and Measured Mineral resources and then evaluate in order to establish the economic viability of Mineral reserves. A Qualified person must apply and evaluate modifying factors to convert Measured Mineral resources and Indicated Mineral resources to Proven Mineral reserves and Probable Mineral reserves. These factors include but are not restricted to: Mining; processing; metallurgical; infrastructure; economic; marketing; legal; environmental compliance; plans, negotiations, or agreements with local individuals or groups; and governmental factors. The number, type and specific characteristics of the modifying factors applied will necessarily be a function of and depend upon the mineral, mine, property, or project.
26.25Preliminary feasibility study (or pre-feasibility study)
Is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a Qualified person has determined (in the case of underground mining) a preferred mining method, or (in the case of surface mining) a pit configuration, and in all cases has determined an effective method of mineral processing and an effective plan to sell the product.
1.A pre-feasibility study includes a financial analysis based on reasonable assumptions, based on appropriate testing, about the Modifying factors and the evaluation of any other relevant factors that are sufficient for a Qualified person to determine if all or part of the Indicated Mineral resources and Measured Mineral resources may be converted to Mineral reserves at the time of reporting. The financial analysis must have the level of detail necessary to demonstrate, at the time of reporting, that extraction is Economically viable.
2.A pre-feasibility study is less comprehensive and results in a lower confidence level than a Feasibility study. A pre-feasibility study is more comprehensive and results in a higher confidence level than an Initial assessment.
26.26Preliminary market study
Is a study that is sufficiently rigorous and comprehensive to determine and support the existence of a readily accessible market for the mineral. It must, at a minimum, include product specifications based on preliminary geologic and metallurgical testing, supply and demand forecasts, historical prices for the preceding five or more years, estimated long term prices, evaluation of competitors (including products and estimates of production volumes, sales, and prices), customer evaluation of product specifications, and market entry strategies. The study must provide justification for all assumptions. It can, however, be less rigorous and comprehensive than a Final market study, which is required for a full Feasibility study.
26.27Probable Mineral reserve
Is the economically mineable part of an Indicated Mineral resource and, in some cases, a Measured Mineral resource.
26.28Production stage issuer
Is an issuer that is engaged in material extraction of Mineral reserves on at least one Material property.
26.29Production stage property
Is a property with material extraction of Mineral reserves.

26.30Proven Mineral reserve
Is the economically mineable part of a Measured Mineral resource and can only result from conversion of a Measured Mineral resource.
26.31Qualified person
Is an individual who is:
1.A mineral industry professional with at least five years of Relevant experience in the type of mineralisation and type of deposit under consideration and in the specific type of activity that person is undertaking on behalf of the Registrant; and
2.An eligible member or licensee in good standing of a recognised professional organisation at the time the technical report is prepared. For an organisation to be a recognised professional organisation, it must:
iBe either:
A.An organisation recognised within the mining industry as a reputable professional association; or
B.A board authorised by U.S. federal, state or foreign statute to regulate professionals in the mining, geoscience or related field;
iAdmit eligible members primarily on the basis of their academic qualifications and experience;
iiEstablish and require compliance with professional standards of competence and ethics;
iiiRequire or encourage continuing professional development;
ivHave and apply disciplinary powers, including the power to suspend or expel a member regardless of where the member practices or resides; and
vProvide a public list of members in good standing.
26.32Relevant experience
Means, for purposes of determining whether a party is a Qualified person, that the party has experience in the specific type of activity that the person is undertaking on behalf of the Registrant. If the Qualified person is preparing or supervising the preparation of a technical report concerning Exploration results, the relevant experience must be in exploration. If the Qualified person is estimating, or supervising the estimation of Mineral resources, the relevant experience must be in the estimation, assessment and evaluation of Mineral resources and associated technical and economic factors likely to influence the prospect of economic extraction. If the Qualified person is estimating, or supervising the estimation of Mineral reserves, the relevant experience must be in engineering and other disciplines required for the estimation, assessment, evaluation and economic extraction of Mineral reserves.
1.Relevant experience also means, for purposes of determining whether a party is a Qualified person, that the party has experience evaluating the specific type of mineral deposit under consideration (e.g. coal, metal, base metal, industrial mineral, or mineral brine). The type of experience necessary to qualify as relevant is a facts and circumstances determination. For example, experience in a high-nugget, vein-type mineralisation such as tin or tungsten would likely be relevant experience for estimating Mineral resources for vein-gold mineralisation, whereas experience in a low grade disseminated gold deposit likely would not be relevant.
Note 1 to paragraph (1) of the definition of relevant experience: It is not always necessary for a person to have five years' experience in each and every type of deposit in order to be an eligible Qualified person if that person has relevant experience in similar deposit types. For example, a person with 20 years' experience in estimating Mineral resources for a variety of metalliferous hard-rock deposit types may not require as much as five years of specific experience in porphyry-copper deposits to act as a Qualified person. Relevant experience in the other deposit types could count towards the experience in relation to porphyry-copper deposits.

2.For a Qualified person providing a technical report for Exploration results or mineral resource estimates, relevant experience also requires, in addition to experience in the type of mineralisation, sufficient experience with the sampling and analytical techniques, as well as extraction and processing techniques, relevant to the mineral deposit under consideration. Sufficient experience means that level of experience necessary to be able to identify, with substantial confidence, problems that could affect the reliability of data and issues associated with processing.
3.For a Qualified person applying the Modifying factors, as defined by this section, to convert mineral resources to mineral reserves, relevant experience also requires:
iSufficient knowledge and experience in the application of these factors to the mineral deposit under consideration; and
iiExperience with the geology, geostatistics, mining, extraction and processing that is applicable to the type of mineral and mining under consideration.

27Signature Page

Qualified Person	Signature	Date
Alex Michael Trueman	/s/ Alex Michael Trueman	27 March 2025
Jason Sander	/s/ Jason Sander	27 March 2025
Daniel Hillier	/s/ Daniel Hillier	27 March 2025
Johan Boshoff	/s/ Johan Boshoff	27 March 2025
Peter Andrews	/s/ Peter Andrews	27 March 2025